2025
Annual Report
to Shareholders





Strategic Goals Advanced in Year 1 of Enpro 3.0

✓ **Organic growth of 7.6%**

✓ **Operating profit increased by 14%**

✓ **Growth investments across the company increased**

✓ **Two-thirds of capital spending focused on long-term profitable growth and efficiency**

✓ **Value-creating acquisitions without excess leverage**

✓ **Total shareholder returns above premium peers**

✓ **Premium franchise valuation achieved reflecting differentiation and consistent execution**

✓ **Colleague training and personal development milestones accelerated**



We advanced our Enpro 3.0 strategy throughout 2025 and are motivated to continue our growth focus, discipline and resilience to execute on our commitments in 2026 and beyond.

Eric A. Vaillancourt
President and
Chief Executive Officer

Fellow Shareholders,

2025 was a year of continued progress for Enpro as we built upon our firm foundation and demonstrated the strength, resilience, and strategic discipline of our platform. In the first year of Enpro 3.0 — our multi-year strategy to accelerate personal and profitable growth — we achieved meaningful operational and financial results that set us on a path to deliver on our long-term objectives. Our continued focus on operational excellence, efficiency, and execution of our key priorities enabled us to deliver strong performance.

Across the organization, our teams executed well, as we navigated the dynamism of the macroeconomy with agility. Our colleagues embraced development initiatives, and our disciplined financial management positioned us to continue investing in compelling, high-return growth opportunities that will fuel our long-term value creation trajectory.

Our balanced portfolio once again proved to be a competitive advantage. Despite uneven industrial demand internationally, shifting semiconductor industry dynamics, and softness in commercial vehicle OEM markets, we delivered healthy organic growth and strong profitability. Our differentiated technologies and process expertise enabled us to protect critical environments for our customers and capitalize on opportunities in our priority end markets.

In Sealing Technologies, disciplined execution helped offset softness in certain parts of the portfolio, most notably, commercial vehicle OEM. Demand remained healthy in aerospace, food and biopharma, and the domestic industrial and commercial vehicle aftermarket, supporting strong growth and profitability. While commercial vehicle OEM demand remains at a low point, our technology and process differentiation, long-standing customer relationships, and targeted adjacent-market investments, as well as the hard work of our teams across the segment, enabled us to capture new opportunities, while reaffirming our conviction in the segment's long-term growth profile.

Our performance in Advanced Surface Technologies (AST) reflected widely recognized headwinds across the semiconductor industry over the past several quarters. While overall segment sales remained under pressure early in the year, we saw healthy growth in areas tied to leading-edge applications, particularly in precision cleaning solutions supporting advanced node chip production. These areas of strength helped drive solid segment profitability as we continued to invest in growth platforms in the United States and Asia. We remain confident in the long-term opportunities in AST, and our targeted investments in next-generation platform qualifications, regional capacity expansion, and advanced node readiness position us well to capitalize on these opportunities as global semiconductor demand improves.

We closed 2025 with strong momentum, supported by our balanced portfolio, disciplined execution, and leading positions in attractive and growing end markets.

2025 Revenue Mix



Sales by segment

64%
Sealing Technologies

36%
Advanced Surface Technologies

Sales by channel

54%
Aftermarket

46%
Original Equipment

Sales by geography

57%
North America

22%
Asia Pacific

7%
RoW

14%
Europe

Sales by market

- 32% Semiconductor
- 26% General Industrial
- 15% Commercial Vehicle
- 6% Power Generation
- 8% Aerospace
- 6% Oil & Gas
- 7% Food & Biopharma

Advancing Enpro 3.0

In 2025, we transitioned to Enpro 3.0, our five-year strategic plan focused on unlocking the full value-creation potential of our platform to accelerate personal and profitable growth. In our first year of Enpro 3.0, the company executed very well against our critical growth objectives. This included driving solid revenue gains, directing our capital investments toward high-return organic growth initiatives, advancing our programmatic M&A strategy with discipline, while strengthening the franchise valuation of our enterprise.

In Sealing Technologies, we achieved mid-single-digit revenue growth, in line with our stated annual objective. AST is showing similar momentum as demand strengthened through the year, driven by leading-edge solutions and improved demand. Importantly, our businesses continued to maintain and improve profitability at current premium levels. We expect to continue driving growth with ongoing mix improvement, targeted operational efficiency initiatives, and disciplined strategic pricing. This early momentum reinforces our confidence in Enpro 3.0 and positions us well as we advance our multi-year growth journey.



With a strong balance sheet and consistent free cash flow, we are reinvesting in organic growth opportunities across the platform, while continuing to pursue strategic acquisitions that fit our financial objectives and expand our leading-edge capabilities. In the fourth quarter of 2025, we enhanced our portfolio with the acquisitions of AlpHa Measurement Solutions and Overlook Industries, extending our critical capabilities in key growth nodes, while positioning the company to capture new avenues of growth.

With AlpHa, we broadened our compositional analysis platform by adding leading-edge liquid analytical sensing solutions that build on our earlier acquisition of AMI in 2024. Overlook brings critical capabilities to our growing food and biopharmaceutical efforts adding specialization in liquid dose biologics to the portfolio. We will continue to execute our disciplined M&A strategy, focusing on strategically and culturally aligned businesses with technology-driven solutions, critical applied engineering capabilities, and secular growth exposures that will further enhance our portfolio.

We are well on our way to delivering on our Enpro 3.0 objectives of mid-to-high single-digit organic revenue growth, supported by premium profitability and compelling financial returns through 2030. Looking ahead, we remain committed to expanding our portfolio of critical products and solutions that enhance process safety, deliver value in the aftermarket, and serve the demanding needs of our customers.

Evolving Enpro's Board of Directors

The Enpro Board of Directors plays a vital role in guiding the company and ensuring that decision making is aligned with shareholder interests. We continue to thoughtfully evolve the composition of our Board to maintain the diversity of experiences, skills, and perspectives necessary to oversee the implementation of our value-creating Enpro 3.0 strategy and support the long-term success of our businesses. The Board remains focused on ongoing refreshment and adding directors with critical skills is a priority as we support the company's evolution and growth.

At the upcoming Annual Shareholder Meeting, we will acknowledge the commitment and dedication of our Chairman, David Hauser, as he approaches retirement. David has been a board member since 2007 and has been instrumental in guiding our company through its significant and successful transformation. We would like to congratulate David on his well-earned retirement. Upon David Hauser's retirement, the Board anticipates appointing Tom Botts, a board member since 2012, as Enpro's next Board Chair.

Empowering Technology with Purpose

At Enpro, our purpose lies in helping others achieve theirs, providing critical products and solutions across leading-edge applications that shape our world. We apply our differentiated engineering capabilities, process technologies, and expertise to create safer, more productive environments for our customers. Our work spans important growth markets, guided by a culture that balances superior business performance with the growth and development of our people.

Our commitment to our colleagues and communities is foundational and grounded in our values of Safety, Excellence and Respect. In 2025, we are proud that Enpro achieved excellent safety performance — and commend our Environmental, Health and Safety communities of practice as our company continues to strive for an injury-free workplace.

As we move into 2026, we are guided by these core values and the Enpro 3.0 strategy. Our performance reflects the strength of our approach and the dedication of our 4,000 colleagues across the organization. I want to thank all of our colleagues for their commitment to our customers and embracing our strategy. Hard work, innovation and resilience is in the air we breathe — and I would like to extend my thanks to our shareholders for your continued support.

We are excited to win: Win big, win honestly, win thoughtfully and transparently.

Sincerely,

Eric A. Vaillancourt
President & Chief Executive Officer

2025
Form 10-K



INTENTIONALLY LEFT BLANK

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
Commission File Number 001-31225

ENPRO INC.
(Exact name of registrant, as specified in its charter)

North Carolina	**01-0573945**
(State or other jurisdiction of incorporation)	**(I.R.S. Employer Identification No.)**
5605 Carnegie Boulevard	
Suite 500	
Charlotte	
North Carolina	**28209**
(Address of principal executive offices)	**(Zip Code)**

(704) 731-1500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	NPO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting and nonvoting common stock of the registrant held by non-affiliates of the registrant as of June 30, 2025 was $4,008,276,843. As of February 5, 2026, there were 21,248,001 shares of common stock of the registrant outstanding, which includes 174,141 shares of common stock held by a subsidiary of the registrant and accordingly are not entitled to be voted.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2026 annual meeting of shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

INTENTIONALLY LEFT BLANK

PART I

ITEM 1.   BUSINESS

As used in this report, the terms "we," "us," "our," "Enpro" and "Company" mean Enpro Inc. and its subsidiaries (unless the context indicates another meaning). The term "common stock" means the common stock of Enpro Inc., par value $0.01 per share.

Background

Enpro was incorporated under the laws of the State of North Carolina on January 11, 2002, as a wholly owned subsidiary of Goodrich Corporation ("Goodrich"). The incorporation was organized in connection with Goodrich's spin-off of its Engineered Industrial Products segment effected, by a distribution of the Company's common stock to existing Goodrich shareholders. The distribution took place on May 31, 2002.

Today, Enpro Inc. is a leading-edge industrial technology company focused on critical applications across a diverse group of growing end markets including semiconductor, industrial process, commercial vehicle, sustainable power generation, aerospace, food and biopharmaceuticals, photonics and life sciences. Enpro is a leader in applied engineering and designs, develops, manufactures, and markets proprietary, value-added products and solutions that generally have a specified position on a critical application, contributing key functionality with the purpose of safeguarding a variety of critical environments. Over the past several years, we have executed several strategic initiatives to create a portfolio of businesses that offers proprietary, industrial technology-related products and solutions with high barriers to entry, compelling margins, strong cash flow, and perpetual recurring/aftermarket revenue in markets with favorable secular tailwinds. These initiatives, which include those described in "Acquisitions" and "Dispositions" below, have broadened our capabilities to provide critical solutions in growing semiconductor, life sciences, and test and measurement industries, in addition to the other diverse markets we serve. As of December 31, 2025, our continuing operations had 15 primary manufacturing and service facility locations (approximately 50,000 square feet or larger) located in 8 countries, including the United States.

Our sales from continuing operations by geography in 2025, 2024 and 2023:

	2025		2024		2023
	(in millions)				
United States	$	647.1	$	601.7	$	640.3
Asia Pacific		247.3		210.1		183.1
Europe		162.4		152.4		149.6
Rest of World		86.5		84.5		86.3
Total	$	1,143.3	$	1,048.7	$	1,059.3

The Company's filings with the Securities and Exchange Commission (the "SEC") can be found on our website at www.enpro.com. We will make this annual report, in addition to our other annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Corporate Governance Guidelines and the charters for each of our Board Committees (Audit and Risk Management, Compensation and Human Resources, Executive, and Nominating and Corporate Governance committees) are also available on our website, and copies of this information are available in print to any shareholder who requests it. Information included on or linked to our website is not incorporated by reference into this annual report.

Acquisitions

On October 8, 2025, Enpro acquired Overlook Industries, Inc. ("Overlook"). Overlook, which is headquartered in Easthampton, Massachusetts, specializes in the design and fabrication of single-use technologies and other critical componentry for biopharmaceutical production processes.

On November 14, 2025, the Company acquired AlpHa Measurement Holdings, LLC ("AlpHa"). AlpHa is a Houston, Texas-based leading provider of liquid analytical sensing technologies and instrumentation for the measurement of key parameters for liquid processes. AlpHa, including its China subsidiary, serves customers across a diverse set of end-markets, including industrial process control, water and wastewater, laboratory, and environmental monitoring.

We paid $273.9 million, net of cash acquired, for the acquisitions completed in the fourth quarter of 2025. We have funded these acquisitions with available cash on hand in the United States and borrowings under our revolving credit facility. In connection with the acquisitions of these businesses, there were $7.4 million of acquisition-related costs incurred during the year ended December 31, 2025, which are included in selling, general, and administrative expense in the accompanying Consolidated Statements of Operations. The post-acquisition results of Overlook and AlpHa are reflected within the Sealing Technologies segment.

On January 29, 2024, we acquired all of the equity securities of Advanced Micro Instruments, Inc. ("AMI"), a privately held company, for $209.4 million, net of cash acquired. In connection with the acquisition of AMI, there were $3.9 million of acquisition-related costs incurred during the year ended December 31, 2024 which are included in selling, general, and administrative expense in the accompanying Consolidated Statements of Operations.

AMI is a leading provider of highly engineered, application-specific analyzers, and sensing technologies that monitor critical parameters to maintain infrastructure integrity, enable process efficiency, enhance safety, and facilitate the clean energy transition. AMI is included within the Sealing Technologies segment.

Based in Costa Mesa, California, AMI serves customers in the midstream natural gas, biogas, industrial processing, cryogenics, food processing, laboratory wastewater and aerospace markets. AMI offers a portfolio of oxygen, hydrogen, sulfide and moisture analyzers and proprietary sensing capabilities that detect contaminants in a variety of processes, including natural gas and biogas streams, which enable operators to avoid flaring and, thereby, reduce CO_2 emissions.

Acquisitions of non-controlling interests of Enpro subsidiaries

In connection with our acquisition of Alluxa, Inc. ("Alluxa") in October 2020, three Alluxa executives (the "Alluxa Executives") received rollover equity interests in the form of approximately 7% of the total equity interest of an entity we formed for the purpose of acquiring Alluxa (the "Alluxa Acquisition Subsidiary"). Pursuant to the limited liability operating agreement (the "Alluxa LLC Agreement") that was entered into with the completion of the transaction, each Alluxa Executive had the right to sell to us, and we had the right to purchase from each Alluxa Executive (collectively, the "Put and Call Rights"), one-third of the Alluxa Executive equity interests in the Alluxa Acquisition Subsidiary during each of three exercise periods in 2024, 2025 and 2026, with any amount not sold or purchased in a prior exercise period being carried forward to the subsequent exercise periods. In January 2024, we agreed with the Alluxa Executives to change the terms of the Put and Call Rights so that all outstanding equity interests could be acquired in 2024. In February of 2024, we acquired all outstanding equity interests in the Alluxa Acquisition Subsidiary for $17.9 million, which was the minimum fixed price set in the Alluxa LLC Agreement. Enpro is now the sole owner of Alluxa.

This transaction was for the acquisition of all remaining shares of a consolidated subsidiary with no change in control, thus the portion of the consideration paid that was related to the redeemable non-controlling interest as of the date the options were exercised was recorded within shareholder's equity and as a financing cash flow in the Consolidated Statement of Cash Flows in the respective periods.

Dispositions

During the third quarter of 2022, we entered into an agreement to sell our GGB business, which sale was completed in November 2022, and announced our intention to sell Garlock Pipeline Technologies, Inc. ("GPT"), which was sold in January 2023. These businesses comprised our remaining Engineered Materials segment ("Engineered Materials"). As a result of classifying the GGB and GPT businesses as held for sale in the third quarter of 2022, we determined Engineered Materials to be a discontinued operation. Unless otherwise indicated, amounts provided in Part I pertain to continuing operations only (see Note 20 to our Consolidated Financial Statements in this Form 10-K for information on discontinued operations and the related disposition of those operations).

Upon the sale of GPT, we received $28.9 million, net of transaction fees and cash sold, resulting in a pretax gain of $14.6 million recognized in the first quarter of 2023.

Operations

We manage our business as two segments: a Sealing Technologies segment and an Advanced Surface Technologies segment. Our reportable segments are managed separately based on differences in their respective products and solutions, and end-customers. For financial information with respect to our business segments, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations," and Note 18 to our Consolidated Financial Statements. Item 7 contains information about sales and profits for each segment, and Note 18 contains information about each segment's sales by major end market, capital expenditures, depreciation and amortization, and assets.

Sales by market for the year ended December 31, 2025 were as follows:

| | Year Ended December 31, 2025 | |
| | (in millions) | |
	Total	% of Total
Aerospace	$ 92.9	8.1%
Commercial vehicle	168.1	14.7%
Food and biopharmaceutical	76.3	6.7%
General industrial	299.4	26.2%
Oil and gas	68.2	6.0%
Power generation	71.3	6.2%
Semiconductor	367.1	32.1%
Total third-party sales	$ 1,143.3	100.0%

Sealing Technologies Segment

Overview. Our Sealing Technologies segment, composed of three operating divisions, Garlock, Technetics and STEMCO, designs, engineers and manufactures value-added products and solutions that safeguard a variety of critical environments, including: metallic, non-metallic and composite material gaskets; dynamic seals; compression packing; elastomeric components; custom-engineered mechanical seals used in diverse applications; hydraulic components; test, measurement and sensing applications; sanitary gaskets; hoses and fittings for hygienic process industries; fluid transfer products for the pharmaceutical and biopharmaceutical industries; and commercial vehicle solutions used in wheel-end and suspension components that customers rely upon to ensure safety on our roadways.

These products are used in a variety of markets, including chemical and petrochemical processing, nuclear energy, hydrogen, natural gas, food and biopharmaceutical processing, primary metal manufacturing, mining, water and waste treatment, commercial vehicle, aerospace (including commercial space), medical, filtration and semiconductor fabrication. In all these industries, the performance and durability of our proprietary products and solutions are vital for the safety and environmental protection of our customers' processes. Many of our products and solutions are used in highly demanding applications, often in harsh environments, where the cost of failure is extremely high relative to the cost of our offerings to our customers. These environments include those where extreme temperatures, extreme pressures, corrosive agents, strict tolerances, or worn equipment create challenges for product performance.

Sealing Technologies offers customers widely recognized applied engineering, innovation, process know-how and reliability, driving an enduring aftermarket for many of our products and solutions. Aftermarket or recurring revenue approximates two-thirds of our Sealing Technologies segment's total revenue.

Garlock consists of two companies: Garlock Sealing Technologies (GST) and Garlock Hygienic Technologies (GHT).

GST engineers, designs, manufactures and markets metallic, non-metallic and composite material gaskets; dynamic seals; compression packing; hydraulic components; expansion joints; and wall penetration products.

Gasket products are used for sealing flange joints in a number of applications including in chemical, petrochemical and pulp and paper processing facilities where high pressures, high temperatures and corrosive chemicals create the need for specialized and highly engineered sealing products. Our products are also used in sanitary markets, such as food and beverage and pharmaceuticals, where product integrity and safety are extremely important. We sell these gasket products under a number of brand names, including: Garlock®, Gylon®, Blue-Gard®, ONE-UP®, Bio-Pro®, Tuf-Steel®, Detectomer®, and LINK-SEAL®. These products have a long-standing reputation for performance and reliability within the industries we serve.

Dynamic elastomeric seals are used in rotating applications to contain the lubricants that protect bearings from excessive friction and heat generation. Because these sealing products are utilized in dynamic applications, they are subject to wear. Durability, performance, and reliability are, therefore, critical requirements of our customers. These rotary seals are used for many markets, including for demanding applications in the steel, machine building, and mining and pulp and paper processing industries, under the well-known brand names Klozure® and PS Seal.

Compression packing is used to provide sealing in pressurized, static and dynamic applications such as pumps and valves. Major markets for compression packing products are the pulp and paper, mining, petrochemical and hydrocarbon processing industries. Branded products for these markets include 9000 EVSP®, Quickset®, and Graph-lock®.

GHT, includes Rubber Fab, The Aseptic Group and Overlook Industries, which together, design, manufacture and sell fluid process solutions, including: single-use hygienic seals, single-use filler needles, tubing, components, assemblies and other final-fill components, primarily for food and pharma markets.

Technetics consists of Technetics Sealing and the Process Analytics group, which includes AMI and AlpHa.

Technetics Sealing designs, manufactures and sells high performance metal seals, mechanical seals, and elastomeric seals. These products are used in extreme applications for a variety of industries, including semiconductor, aerospace (including commercial space), power generation, oil and gas, life sciences and other markets. Technetics' brands include HELICOFLEX®, TEXEAL®, FELTMETAL™, CEFILAC GPA®, Qualiseal®, CEFIL'AIR®, and ORIGRAF®.

AMI and AlpHa together constitute the Process Analytics group, providing compositional analysis solutions to support safety, quality, and process integrity across critical industries. AMI delivers highly engineered analyzers and proprietary sensing technologies that monitor oxygen, hydrogen sulfide, moisture, and other key analytes. Its solutions serve midstream natural gas, biogas, industrial processing, cryogenics, food processing, laboratory, wastewater, and aerospace markets. AlpHa provides liquid analytical sensing technologies and instrumentation for industrial process control, water and wastewater, laboratory, and environmental monitoring. Its liquid-phase capabilities complement AMI's gas-stream portfolio, enabling a more complete suite of sensing and instrumentation solutions.

STEMCO designs, engineers and manufactures innovative wheel-end and suspension products and solutions for the medium and heavy-duty commercial vehicle and trailer markets. STEMCO's products protect our roadways and make them safer. The critical nature of the STEMCO product offering reduces the possibility of catastrophic failure on the roadways. Approximately two-thirds of the business is tied to the regular replacement of wheel-end systems through distribution, with a focus on securing specified positions with large transportation fleets, largely in North America, driving a sustainable aftermarket. New product innovation, best in class product performance and customer intimacy contribute to STEMCO's competitive advantages.

Customers. Our Sealing Technologies segment sells products and solutions through distribution, original equipment manufacturers ("OEMs"), engineering and construction firms and end users worldwide. Solutions are offered to a broad range of global customers, with approximately 41% of 2025 sales delivered to customers outside the United States.

Competition. Our businesses are differentiated from competitors with technology, applied engineering advantage and reliability, as well as customer service, application expertise, technical support, on-time delivery, breadth of product offering, reputation for quality, and product availability. Our leading brand names, including Garlock®, Technetics®, STEMCO® and Advanced Micro Instruments®, have been built upon long-standing reputations for reliability, engineering expertise, safety and durability. The breadth, performance and quality of our product offerings allow us to achieve premium pricing and have made us a preferred supplier, with specified positions in a variety of critical applications, that we can leverage through our distribution channels. We believe that our Sealing Technologies segment's record of product performance in the major markets it serves is a significant competitive advantage.

Raw Materials and Components. Our Sealing Technologies segment uses PTFE, aramid fibers, specialty elastomers, elastomeric compounds, graphite and carbon, common, exotic and precious metals, cold-rolled steel, leather, aluminum die castings, powdered metal components, electronic assemblies, various fibers, resins, chemicals and powders. We believe that these raw materials and components are generally available from various suppliers, though sources for certain raw materials and components are limited.

Advanced Surface Technologies Segment

Overview. Our Advanced Surface Technologies ("AST") segment is composed of four operating businesses, NxEdge, Technetics Semi, LeanTeq, and Alluxa. Our AST segment applies proprietary technologies, processes, and capabilities to deliver a highly differentiated suite of products and solutions for challenging applications in high-growth markets. The segment's products and solutions are used in demanding environments requiring performance, precision and repeatability, with a low tolerance for failure. AST's capabilities include: (i) engineering, manufacturing and precision machining of complex front-end wafer processing sub-systems, including critical components used in and around semiconductor process chambers that enable the manufacture of leading-edge chips, as well as edge-welded metal bellows that support critical applications in the space, aerospace and defense markets; (ii) cleaning, testing, refurbishment and verification for critical components and assemblies used in state-of-the-art advanced node semiconductor manufacturing equipment, and (iii) coatings for critical components and assemblies for semiconductor manufacturing equipment, and designing, manufacturing and selling specialized optical filters and proprietary thin-film coatings for the most challenging applications in the industrial technology, life sciences, communications and semiconductor markets. In many instances, AST capabilities drive products and solutions that enable the maintenance of our customers' high-value processes through an entire life cycle.

NxEdge is an advanced manufacturing, special processing (cleaning, coating, surface treatments), and refurbishment solutions provider. NxEdge serves customers across the semiconductor supply chain, including top-tier global integrated device manufacturers ("IDMs") and original equipment manufacturers ("OEMs"). NxEdge's unique set of vertically integrated capabilities with proprietary processes has resulted in a broad range of qualifications at top customers.

Technetics Semi engineers, manufactures, and assembles complex front-end wafer processing sub-systems, new and refurbished electrostatic chuck pedestals, and edge-welded metal bellows for the semiconductor equipment industry. These capabilities are also leveraged for high reliability in critical applications for space, aerospace and defense markets.

LeanTeq, whose primary operation is located in Taiwan, provides cleaning, coating, testing, refurbishment, metrology and verification solutions for critical components and assemblies used in state-of-the-art advanced node semiconductor manufacturing equipment. LeanTeq offers highly differentiated, proprietary, technology-enabled processes, market-leading process tool expertise, and broad materials proficiency. These capabilities extend the life cycles of parts and improve semiconductor manufacturing efficiency. LeanTeq also operates in Milpitas, California and Tempe, Arizona.

Alluxa manufactures specialized optical filters and thin-film coatings for challenging applications in the industrial technology, life sciences, communications, and semiconductor markets. Its products are developed through proprietary coating processes using state-of-the-art, advanced equipment engineered in-house. Alluxa partners with customers across major end markets to provide customized, complex precision coating solutions through Alluxa's specialized technology platform and proprietary processes.

Customers. Our Advanced Surface Technologies segment sells products and solutions to OEMs, IDMs, industrial agents and distributors, and end users worldwide. Advanced Surface Technologies' products and solutions are offered to global customers, with approximately 48% of sales delivered to customers outside the United States in 2025. Representative customers include leading global manufacturers of semiconductor manufacturing equipment, such as Applied Materials and ASML, as well as manufacturers of equipment used in the life sciences and industrial technology industries and government defense contractors. Due to consolidation in the semiconductor manufacturing equipment industry, a small number of companies control a significant majority of the global production of semiconductor manufacturing equipment. As a result, the segment is dependent on certain key relationships with customers in that industry and the loss of one or more of those key customers or other adverse changes in the segment's relationships with those customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Competition. Competition in the markets we serve is based on technology differentiation, process know-how, proven performance and reliability, as well as price, customer service, application expertise, technical support, delivery terms, breadth of offerings, reputation for quality, global footprint and the availability of products and solutions. We believe that our significant competitive advantages include our technological knowledge, proprietary processes, manufacturing and analytical capabilities and record of performance, which enable us to satisfy the substantial upfront qualification processes required by many of our customers. The competitive landscape for precision machining of component parts for the semiconductor supply chain includes many providers other than NxEdge and Technetics Semi, with no provider having a dominant market position. In the semiconductor cleaning space, our competitors include a number of other providers of cleaning solutions, primarily in Taiwan, Japan, South Korea and the United States, with no provider having a dominant global market position. The coatings market is highly fragmented, with numerous small competitors to Alluxa and NxEdge.

Raw Materials and Components. Our Advanced Surface Technologies segment uses ultra-high purity chemicals, fluoropolymers, technical ceramics, rare earth materials, specialty substrates, common, exotic and precious metals. We believe that these raw materials and components are generally available from various suppliers, with occasional, isolated and short-term constraints. Some of AST's operations rely upon sourcing certain rare earth minerals that historically have been sourced indirectly from China. Inventories of these materials are sufficient for near-term requirements and we are working to develop alternative sources for these materials.

Research and Development

Our research and development efforts strengthen our product portfolios in our more traditional markets while simultaneously creating distinctive and breakthrough products and solutions across the Company. We utilize a process to move innovations from concept to commercialization, and to identify, analyze, develop and implement new product concepts and opportunities to expand market adjacencies with differentiated and compelling products that solve critical problems for our customers.

We employ scientists, engineers and technicians throughout the organization to develop, design and test new and improved products and solutions. We work closely with our customers to identify issues and solve technical problems for critical applications. The majority of our research and development spending typically is directed toward the development of new solutions for the most demanding environments, the development of technology to support the production, cleaning and refurbishment of critical semiconductor manufacturing equipment components, and advancing our technological and process know-how to develop opportunities in new and/or adjacent niche markets that will continue to differentiate the Company.

Backlog

At December 31, 2025, we had order backlog valued at $256.7 million, of which $126.2 million is related to Sealing Technologies and $130.6 million related to Advanced Surface Technologies, compared with $240.6 million at December 31, 2024, of which $122.7 million related to Sealing Technologies and $117.9 million related to Advanced Surface Technologies. Approximately 5% of the December 31, 2025 backlog is expected to be filled beyond 2026. Backlog represents orders on hand that we believe to be firm. However, there is no certainty the backlog orders will result in actual sales at the times or in the amounts ordered.

Quality Assurance

We believe the quality of our products and solutions is among the most important factors in developing and maintaining strong, long-term relationships with our customers. In order to meet the exacting requirements of our customers, we maintain stringent standards of quality control. We routinely employ in-process inspection by using testing equipment as a process aid during all stages of development, design and production to ensure product quality and reliability. These include but are not limited to, state-of-the-art CAD/CAM equipment, statistical process control systems, laser tracking devices, failure mode and effect analysis, and coordinate measuring machines. We are able to extract numerical quality control data as a statistical measurement of the quality of the parts being manufactured from our Computer Numerical Control ("CNC") machinery. In addition, we perform quality control tests on parts that we outsource. As a result of our practices, we are able to significantly improve the quality of the services we provide and the parts we manufacture, avoid and reduce defects, and improve efficiency and reliability.

As of December 31, 2025, 29 of our manufacturing and service facilities were ISO 9001 certified. Four of our facilities are ISO 14001 certified.

Patents, Trademarks and Other Intellectual Property

We maintain a number of patents and trademarks issued by the U.S. and other countries relating to the name and design of our products and have granted licenses to some of these patents and trademarks. We routinely evaluate the need to protect new and existing products through the patent and trademark systems in the U.S. and other countries. We also have unpatented proprietary information, consisting of engineering, design, and process know-how, along with trade secrets relating to the design, manufacture and operation of our products and their use, and to certain services we perform. Except for proprietary formulations and know-how in our Advanced Surface Technologies segment, we do not consider our business as a whole to be materially dependent on any particular patent, patent right, trademark, trade secret or license granted or group of related patents, patent rights, trademarks, trade secrets or licenses granted.

In general, we are the owner of the rights to the products that we manufacture and sell. However, we also license certain intellectual property from various entities. These licenses are subject to renewal and it is possible we may not successfully renegotiate these licenses or they could be terminated in the event of a material breach. If this were to occur, our business, financial condition, results of operations and cash flows could be adversely affected.

Human Capital

As of December 31, 2025, we had approximately 4,000 employees, of which approximately 63% are in North America, 27% are in Asia Pacific, and 10% are in Europe, and approximately 13% of our U.S. employees were members of trade unions covered by two collective bargaining agreements. The collective bargaining agreement at our Garlock facility in Palmyra, New York expired on February 15, 2026, and, on February 16, 2026, union employees at that facility implemented a work stoppage pending completion of negotiations of a new agreement.

We strive to create an environment where all colleagues can flourish and develop, and view human development as a basic right, and a core foundation to achieving excellence. Enpro is a dual-bottom line company, with the development of our colleagues and their excellence inextricably linked to a productive environment that drives strong financial performance. Safety, excellence, and respect are our enduring core values and are the standard by which we measure all our actions, including how we treat our colleagues, physically and psychologically.

Enpro 3.0: Advancing Personal and Professional Growth

In the first quarter of 2025, Enpro launched "Enpro 3.0 - Accelerating Personal and Profitable Growth", a multi-year transformation initiative designed to drive sustained, long-term profitable growth, unlocking the compounding features of our business model, while intentionally deepening our commitment to the personal and professional development of our people. Enpro 3.0 is a continued reflection of our core values and reinforces our dual bottom-line philosophy, which places value on both financial results and human development, and our longstanding commitment to encouraging, supporting and empowering our people as they continue to grow and develop.

In 2025, we continued to enhance our performance management and development processes, placing emphasis on both manager engagement and employee ownership, including training sessions throughout the enterprise on delivering objective, constructive feedback. We regularly conduct employee engagement and satisfaction surveys, including one completed in early 2025. Results from these surveys and engagement activities help senior management drive advances in our workplace and culture as we continuously focus on ways to improve our work environment.

Focus on Safety and Well-being of our Employees

Our core value of safety includes physical safety on our factory floors and the wellness and psychological safety of colleagues. We have worked for many years to develop a world-class safety program and culture, with the intention that all our colleagues go home each day as healthy as they arrived. Our commitment to safety has resulted in excellent safety performance. In 2025, our OSHA recordable injury case rate and lost time injury case rates were 0.64 and 0.09, respectively, which were improvements of 33% and 70%, respectively, as compared to our 2024 rates.

In 2025, we continued to strengthen our alignment with ISO 45001: Occupational Safety and Health Management Systems. Eleven of our locations now operate in accordance with the practices outlined in ISO 45001, and three of our locations have achieved third-party certification. These efforts reflect our ongoing commitment to establishing a consistent and effective safety management framework across the organization.

To further reduce risk, we deployed an AI-based ergonomic assessment tool across our facilities to evaluate task-related ergonomic hazards. This technology has enhanced our ability to identify improvement priorities and reduce ergonomic related injuries. We also placed renewed emphasis on improving our Job Safety Analyses for both routine and nonroutine or rework tasks, resulting in more comprehensive hazard identification and stronger operational controls. As a result of these initiatives, we achieved significant reductions in injuries across the organization.

Looking ahead to 2026, we will continue advancing our alignment with ISO 45001 and prioritize improvement projects that standardize safety requirements for similar processes across our businesses. We will also pursue additional strategies to strengthen colleagues' safety awareness and enhance their ability to recognize and address potential hazards. These efforts will support our continued progress toward creating a safer workplace with fewer risks.

Competitive Pay, Benefits and Equity

We provide comprehensive compensation and benefits programs that are designed to attract and retain colleagues – our most valuable resource. Our compensation programs include a focus on building long-term value and alignment with our stakeholders, including a sizable portion of compensation at appropriate levels designed to foster a culture of ownership and alignment with our shareholders. We have improved our benefit programs each year to meet the changing needs of our employees and their families. In the United States, this includes a company-wide minimum wage of $17 per hour at all facilities that we have operated for at least one year, a 401k plan with an above-market company match, an award-winning health and well-being program, flexible vacation, and time off policies, enhanced employee assistance programs, paid family leave, and comprehensive healthcare benefits, as well as company-paid long-term disability, critical illness, and accident insurance coverage. We continue to focus on the mental well-being of our colleagues through company-wide resource groups that focus on mental health, as well as through our employee assistance programs and a mental health support community group.

Focus on Workforce and Respect

Having a workforce comprised of diverse backgrounds, perspectives, experiences and skills and that shares a commitment to innovative thinking is critical to our long-term growth and success.

We utilize inclusive practices within our talent acquisition processes, always with the goal of hiring the best person for the role, wholistically, and bringing in our next set of leaders. We have implemented tools and structures as a part of our interview and selection process consist with our goal to select talented and creative individuals with varied perspectives and backgrounds. We focus on creating decision-making environments where the best ideas win and high-quality inputs are welcome regardless of hierarchy or level of experience. We prioritize the promotion of an inclusive environment with opportunities for growth and development for all.

The positive impact of our care, compassion, and flexible programs is demonstrated by our employee retention rates. In a market with volatile turnover, our aggregate retention rates are at or above market level, in part due to our culture and due to our progressive approach to employee development and focus on employee well-being.

Focus on our Communities and Employee Assistance Fund

In 2020, we launched the Enpro Foundation to support charitable organizations in the communities where our colleagues live and work. Enpro has contributed $2.25 million to the Enpro Foundation since its formation in 2020 and our Foundation has made $1.6 million in donations, with a special focus on charitable organizations nominated by our colleagues. Through our Foundation, we have created and financially supported an employee assistance fund, administered by a third-party that specializes in this type of fund, where we assist employees that are facing difficult challenges, including family sickness, impact from natural disasters, or other tragedies, in a way that is objective, respectful, and confidential.

ITEM 1A.   RISK FACTORS

In addition to the risks stated elsewhere in this annual report, set forth below are certain risk factors that we believe are material. If any of these risks occur, our business, financial condition, results of operations, cash flows and reputation could be harmed. You should also consider these risk factors when you read "forward-looking statements" elsewhere in this report. You can identify forward-looking statements by terms such as "may," "hope," "will," "could," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue," the negative of those terms or other comparable terms. Those forward-looking statements are only predictions and can be adversely affected if any of these risks occur.

Risks Related to Our Business

Our business and some of the markets we serve are cyclical and distressed market conditions could have a material adverse effect on our business.

The markets in which we sell our products and solutions, particularly wafer fab equipment for semiconductor manufacturing, chemical companies, petroleum refineries, heavy-duty trucking, and capital equipment are, to varying degrees, cyclical and have historically experienced periodic downturns. Prior downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent erosion of average selling prices in these markets resulting in negative effects on our net sales and results of operations. Our products and solutions for the semiconductor manufacturing market, have historically been characterized by rapid changes in demand due to changes in electronics demand, economic conditions (both general and in the semiconductor and electronics industries), industry supply and demand, prices for semiconductors, the level of capital expenditures by manufacturers supplying semiconductor fabricators, and the ability of fabricators to manufacture increasingly complex and costly semiconductor devices. A prolonged and severe downward cycle in our markets, particularly in our semiconductor markets, could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, in the past, we have experienced downturns in end-market demand due to uncertainty regarding the impact of tariffs or threatened tariffs and related trade tensions. The United States and other countries have imposed and may continue to impose new trade restrictions and export regulations, have levied tariffs and taxes on certain goods, and could significantly increase tariffs on a broad array of goods. Other geopolitical actions or threatened geopolitical actions may adversely affect international trade relations. These actions, or the threat of these actions in the United States or other jurisdictions material to our operations and end markets, could depress demand for our products or increase the cost to manufacture our products, which may affect the competitiveness of our products relative to manufacturers not affected by such actions, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face intense competition that could have a material adverse effect on our business.

We encounter intense competition in almost all areas of our businesses. Customers for many of our products and solutions are attempting to reduce the number of vendors from which they purchase. To remain competitive, we need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We also need to develop new products and solutions to continue to meet the needs and desires of our customers. In addition, if we fail to timely respond to rapid increases in demand for our products and services, or to effectively manage any corresponding expansion of our manufacturing or service capacity, our customers may divert their purchases of products and services from us to our competitors. We may not have sufficient resources to continue to make such investments or maintain our competitive position. Additionally, some of our competitors are larger than we are and have substantially greater financial resources than we do. As a result, they may be better able to withstand the effects of periodic economic downturns. Certain of our products and solutions may also experience transformation from unique branded products to undifferentiated price sensitive products and solutions. This commoditization may be accelerated by low-cost foreign competition. Changes in the replacement cycle of certain of our products and solutions, including because of improved product and service quality or improved maintenance, may affect aftermarket demand for such products and solutions. Initiatives designed to distinguish our products and solutions through superior service, continuous improvement, innovation, customer relationships, technology, new product acquisitions, bundling with key services, long-term contracts or market focus may not be effective. Pricing and other competitive pressures could adversely affect our business, financial condition, results of operations and cash flows.

The reliance of our Advanced Surface Technologies segment on a small number of significant customers may adversely affect our financial results

A majority of the revenues of our Advanced Surface Technologies segment are derived from manufacturing, cleaning, coating and refurbishing components used in advanced node semiconductor manufacturing equipment. Due to consolidation in the semiconductor manufacturing equipment industry, a small number of companies control a significant majority of the global production of semiconductor manufacturing equipment. As a result, the segment is dependent on certain key relationships with customers in that industry, including a customer that accounted for approximately 24% of our 2025 consolidated net sales. These sales were made by our Advanced Surface Technologies segment and the loss of the segment's relationship with that customer or other key customers or other adverse changes in the segment's relationships with those customers could have a material adverse effect on our business, financial condition, results of operations and cash flows. Consolidation among our customers, or a decision by any one or more of our customers to no longer outsource the type of solutions provided by our Advanced Surface Technologies segment, may further concentrate our business in a limited number of customers and expose us to increased risks relating to dependence on an even smaller number of customers. The customer base of our Advanced Surface Technologies segment is also geographically concentrated, particularly in Taiwan, Singapore, and the U.S. The geographic concentration of this customer base could shift over time as a result of changes in technology and competitive landscape, geopolitical actions, including government policies and incentives to develop regional semiconductor industries. Such a change in geographic concentration may require that we incur significant cost to enable our Advanced Surface Technologies segment to continue to effectively supply its customer base.

The loss of key personnel and an inability to attract and retain qualified employees could have a material adverse effect on our operations.

We are dependent on the continued services of our leadership team and other key employees. The loss of these personnel without adequate replacement could have a material adverse effect on our operations. Additionally, we need qualified managers and skilled employees with technical and industry experience in many locations in order to operate our business successfully. From time to time, there may be a shortage of skilled labor, which may make it more difficult and expensive for us to attract and retain qualified employees. If we were unable to attract and retain sufficient numbers of qualified individuals or our costs to do so were to increase significantly, our operations and results of operations could be materially adversely affected.

If we fail to retain the agents and distributors upon whom we rely to market our products, we may be unable to effectively market our products and our revenue and profitability may decline.

The marketing success of many of our businesses in the U.S. and abroad depends largely upon our independent agents' and distributors' sales and service expertise and relationships with customers in our markets. Many of these agents have developed strong ties to existing and potential customers because of their detailed knowledge of our products. A loss of a significant number of these agents or distributors, or of a particular agent or distributor in a key market or with key customer relationships, could significantly inhibit our ability to effectively market our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased costs for raw materials, the termination of existing supply arrangements or other disruptions of our supply chain has had, and could continue in the future to have, a material adverse effect on our business.

We have seen organic changes related to price increases of raw materials in the past, which have adversely affected our business and results of operations. The prices of some of our raw materials may continue to increase due to supply chain limitations or the imposition (or announcement of the intended imposition) of new or increased tariffs or changes in trade laws, including tariffs announced by the U.S. government in 2025 and retaliatory tariffs announced in response thereto. While we have been successful in passing along some of these higher costs, there can be no assurance we will be able to continue doing so without losing customers. Some of AST's operations rely upon sourcing certain rare earth minerals that historically have been sourced indirectly from China. While inventories of these materials are sufficient for near-term requirements, and we are working to develop alternative sources for these materials, the future supply of these materials is uncertain. The loss of a key supplier, the unavailability of a key raw material, or other disruptions of our supply chain could adversely affect our business, financial condition, results of operations and cash flows. In addition, we have limited sources for certain key raw materials and other supplies.

If we are unable to protect our intellectual property rights and knowledge relating to our products and services, our business and prospects may be negatively impacted.

We believe that proprietary products, processes, and technology are important to our success. If we are unable to adequately protect our intellectual property and know-how, our business and prospects could be negatively impacted. Our efforts to protect our intellectual property through patents, trademarks, service marks, domain names, trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements and other measures may not be adequate to protect our proprietary rights. Patents issued to third parties, whether before or after the issue date of our patents, could render our intellectual property less valuable. Questions as to whether our competitors' products or services infringe our intellectual property rights or whether our products and services infringe our competitors' intellectual property rights may be disputed. In addition, intellectual property rights may be unavailable, limited or difficult to enforce in some jurisdictions, which could make it easier for competitors to capture market share in those jurisdictions.

Our competitors may capture market share from us by selling products that claim to mirror the capabilities of our products or technology. Without sufficient protection nationally and internationally for our intellectual property, our competitiveness worldwide could be impaired, which would negatively impact our growth and future revenue. As a result, we may be required to spend significant resources to monitor and enforce our intellectual property rights.

Failure to maintain or renew licenses to certain intellectual property rights could adversely affect our business, financial condition, results of operations and cash flows.

In general, we are the owner of the rights to the products and services that we manufacture and provide. However, we also license certain intellectual property from various entities. These licenses are subject to renewal and it is possible we may not successfully renegotiate these licenses or they could be terminated in the event of a material breach. If this were to occur, our business, financial condition, results of operations and cash flows could be adversely affected.

Our products and solutions are often used in critical applications, which could expose us to potentially significant product liability, warranty and other claims and recalls. Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and overall financial condition.

Our products and solutions are often used in critical applications in demanding environments, including in the nuclear, oil and gas, automotive, aerospace and pharmaceutical industries. Accordingly, product and service failures can have significant consequences and could result in significant product liability, warranty and other claims against us, regardless of whether our products and services caused the incident that is the subject of the claim, and we may have obligations to participate in the recall of products in which our products are components, if any of the components or services we supply prove to be defective. We endeavor to identify and obtain in established markets insurance agreements to cover certain significant risks and liabilities, though insurance against some of the risks inherent in our operations (such as insurance covering down-stream customer product recalls or nuclear-related liabilities) is either unavailable or available only at rates or on terms that we consider excessive. With respect to certain sales into the nuclear industry, Enpro may benefit from legal frameworks that operate as pooling arrangements to protect suppliers, although the specific structure and availability of such protections vary by country.

Depending on competitive conditions and other factors, we endeavor to obtain contractual protection against uninsured risks from our customers, including limitations on liability and indemnification. In some cases, we are unable to obtain such contractual protections, and when we do, such contractual protection may not be as broad as we desire, may not be supported by adequate insurance maintained by the customer, or may not be fully enforceable in the jurisdictions in which our customers are located. Such insurance or contractual protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. A successful claim or product recall for which we are not insured or for which we are underinsured could have a material adverse effect on us. Additionally, disputes with insurance carriers over coverage may affect the timing of cash flows and, if litigation with the carrier becomes necessary, an outcome unfavorable to us may have a material adverse effect on our results of operations.

Our business may be adversely affected by information technology disruptions.

Our business may be impacted by information technology disruptions, including information technology attacks. Cybersecurity attacks, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data or corporate funds, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data (our own or that of third parties). We have experienced cybersecurity attacks and, while we believe that we have adopted appropriate measures and procedures to mitigate potential risks to our systems from information technology-related disruptions, it is possible that a cybersecurity attack could be successful in breaching the measures and procedures designed to protect our systems, including due to the development, through the application of artificial intelligence and quantum computing, of more advanced cybersecurity attacks. In such an event, we could potentially be subject to production downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, misappropriation, destruction or corruption of data, security breaches, misappropriation of corporate funds, other manipulation or improper use of our systems or networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to risks related to the use of AI by us and our competitors.

We are increasingly incorporating artificial intelligence (AI) capabilities into our business operations and our products and solutions. AI technology is complex and rapidly evolving and may subject us to significant competitive, legal, regulatory, operational and other risks. There is no guarantee that our use of AI will benefit our business operations or produce products and solutions that are preferred by our customers. Our competitors may be more successful in their AI strategy and develop superior products and solutions with the aid of AI technology. Likewise, AI may negatively impact the demand for our customers' product and solutions, which may impact their demand for our products and solutions. Additionally, AI algorithms or training methodologies may be flawed, and datasets may contain irrelevant, insufficient or biased information, which can cause errors in outputs. This may give rise to legal liability, damage our reputation, and materially harm our business. The use of AI in the development of our products and solutions could also cause loss of intellectual property, as well as subject us to risks related to intellectual property infringement or misappropriation, data privacy and cybersecurity. The United States and other countries may adopt laws and regulations related to AI. These laws and regulations could cause us to incur greater compliance costs and limit the use of AI in the development of our products and solutions. Any failure or perceived failure by us to comply with these regulatory requirements could subject us to legal liabilities, damage our reputation, or otherwise have a material and adverse impact on our business.

A failure to develop new or improved products and solutions may result in a significant competitive disadvantage.

In order to maintain our market positions and margins, we need to continually develop and introduce high-quality, technologically advanced and cost-effective products and solutions on a timely basis, in many cases in multiple jurisdictions around the world. The failure to do so could result in a significant competitive disadvantage that could materially adversely affect our results of operations.

Debt incurred in the future to refinance existing indebtedness, to fund strategic acquisitions or for other needs may be at interest rates greater than the rates applicable to the Company's current indebtedness.

We may be required to obtain financing in order to fund the refinancing of our senior notes and other outstanding debt, as well as certain strategic acquisitions, if they arise. We are also exposed to risks from tightening credit markets, through the interest payable on any variable-rate debt, including the interest cost on future borrowings under our senior credit facilities. The credit environment could impact our ability to borrow money in the future. Additional financing or refinancing might not be available and, if available, may not be at economically favorable terms, including at interest rates in excess of the rates applicable to the Company's outstanding indebtedness. Further, an increase in leverage could lead to deterioration in our credit ratings. A reduction in our credit ratings, regardless of the cause, could also limit our ability to obtain additional financing and/or increase our cost of obtaining financing. There is no guarantee we will be able to access the capital markets at financially economical interest rates, which could negatively affect our business and results of operations.

Our business with the U.S. government is subject to government contracting risks.

Our business with government agencies, including sales to prime contractors that supply these agencies, is subject to government contracting risks. U.S. government contracts are subject to termination by the government, either for the convenience of the government or for default as a result of our failure to perform under the applicable contract. In addition, if we or one of our divisions were charged with wrongdoing with respect to a U.S. government contract, the U.S. government could suspend us from bidding on or receiving awards of new government contracts pending the completion of legal proceedings, and if we are found liable, we could subject us to fines, penalties, repayments and treble and other damages, and/or debarment from bidding on or receiving new awards of U.S. government contracts.

Climate change and legal or regulatory responses thereto may have an adverse impact on our business and results of operations.

There is growing concern that a gradual increase in global average temperatures as a result of increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Such physical risks may impair our production capabilities, disrupt our supply chain or impact demand for our products. In addition, Enpro faces transition risks associated with growing concern over climate change, which may result in customer needs evolving to adjust to a low-carbon economy and in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Increased energy or compliance costs, increased product investments to address evolving customer needs, and increased expenses as a result of increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our products. The impacts of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business and results of operations. If we fail to align product investment to adjust to a low-carbon economy, or if we do not achieve or improperly report on our progress toward achieving our goals and commitments to reduce our carbon footprint or in environmental and sustainability programs and initiatives, the results could have an adverse impact on our business, financial position, results of operations or cash flows.

At this time, Enpro voluntarily discloses its Scope 1 and Scope 2 greenhouse gas emissions; however, the Company is not currently subject to mandatory climate-related reporting under the European Union's Corporate Sustainability Reporting Directive or the climate-related disclosure laws in California. We would be required to incur increased compliance costs if we were to become subject to these mandatory climate-related reporting requirements.

Evolving regulatory restrictions on per- and polyfluoroalkyl substances (PFAS) may restrict the manufacture or use of fluoropolymers, including PTFE, which are currently included as critical components in certain of our products.

In February 2023, the European Chemical Agency (ECHA) proposed several options for restricting the manufacture, import and use of PFAS in the EU under the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) regulations, potentially including PTFE and/or the fluorosurfactants that our suppliers use to manufacture PTFE. ECHA is in the process of evaluating these proposed options and preparing opinions on the socio-economic, environmental and health impacts of the proposal for consideration by the European Commission. PTFE resins are currently a critical raw material in the manufacture of certain of our products, and are included as components of several of our final products. If the manufacture or use of PTFE resins were restricted by this or other emerging regulations in the coming years, or if a substantial number of our suppliers discontinued production of PTFE resins due to regulatory pressures, and if we were unable to develop products using substitute materials that provide the same reliability and performance as our current products, our results of operations could be adversely affected.

Our business could be materially adversely affected by numerous other risks, including rising healthcare costs, changes in environmental laws and other unforeseen business interruptions.

Our business may be negatively impacted by numerous other risks. For example, medical and other healthcare costs may continue to grow faster than general inflation or employees may receive more or higher cost services in future periods. Initiatives to address these costs, such as consumer driven health plan packages, may not successfully reduce these expenses to the extent expected or required. Failure to offer competitive employee benefits may result in our inability to recruit or maintain key employees. Other risks to our business include potential changes in environmental rules or regulations, which could negatively impact our manufacturing processes, or changes to the magnitude of costs at existing environmental sites. Use of certain chemicals and other substances could become restricted or such changes may otherwise require us to incur additional costs which could reduce our profitability and impair our ability to offer competitively priced products. Additional risks to our business include global or local events which could significantly disrupt our operations. Certain of our facilities are located in areas at risk for hurricanes, earthquakes, wildfires and/or flooding. Such natural disasters, as well as terrorist attacks, political insurgencies, pandemics and electrical grid disruptions and outages are some of the unforeseen risks that could negatively affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Acquisition Activities

We have made and expect to continue to make acquisitions, which could involve certain risks and uncertainties.

We expect to continue to make acquisitions in the future. Acquisitions involve numerous inherent challenges, such as properly evaluating acquisition opportunities, properly evaluating risks and other diligence matters, ensuring adequate capital availability and balancing other resource constraints. There are risks and uncertainties related to acquisitions, including: difficulties integrating acquired technology, operations, personnel and financial and other systems; unrealized sales expectations from the acquired business; unrealized synergies and cost savings; unknown or underestimated liabilities; diversion of management attention from running our existing businesses; and potential loss of key management, employees or customers of the acquired business. In addition, internal controls over financial reporting of acquired companies may not be up to required U.S. public company standards. Our integration activities may place substantial demands on our management, operational resources and financial and internal control systems. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation and business.

Risks Related to Our Prior Ownership of Disposed Businesses

We have exposure to contingent liabilities relating to previously owned businesses, which could have a material adverse effect on our financial condition, results of operations, and cash flows in any fiscal period.

We have contingent liabilities related to discontinued operations and previously owned businesses of our predecessors, including environmental liabilities and liabilities for certain products and other matters. In some instances we have indemnified others against those liabilities, and in other instances we have received indemnities from third parties against those liabilities.

Claims could arise relating to products, facilities, employees or former employees, or other matters related to our discontinued operations. Some of these claims could seek substantial monetary payments. For example, Enpro has entered into an Administrative Settlement Agreement and Order on Consent for Interim Removal Action with the Environmental Protection Agency for the assessment and potential remediation of eight surface uranium mines in Arizona on the basis that our EnPro Holdings subsidiary, through which we hold most of our operating subsidiaries, was a potentially responsible party under federal environmental laws as the successor to a former operator in the 1950s of those mines. Further, we could potentially be liable with respect to firearms manufactured prior to March 1990 by Colt Firearms, a former operation of a corporate predecessor of EnPro Holdings, and electrical transformers manufactured prior to May 1994 by Central Moloney, another former operation of that corporate predecessor. Additionally, in 2014, prior to the sale of our former Fairbanks Morse division in 2020, Enpro Inc. guaranteed the performance of certain of Fairbanks Morse's obligations regarding its supply of diesel engine generators used for emergency backup power at nuclear power plants in France, although Fairbanks Morse and its purchaser have agreed to indemnify us for any payments made under such guarantee.

We have established reserves related to some of these liabilities based upon our best estimates in accordance with generally accepted accounting principles in the United States. However, if our insurance coverage is depleted or our reserves are not adequate, environmental and other liabilities relating to discontinued operations could have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to Our International Operations

We conduct a significant amount of our sales and service activities outside of the U.S., which subjects us to additional business risks, including foreign exchange risks, that may cause our profitability to decline.

Because we sell our products and provide services in a number of foreign countries, we are subject to risks associated with doing business internationally. In 2025, we derived approximately 43% of our net sales from sales of our products and solutions outside of the U.S. Outside the U.S., we operate 8 primary manufacturing and service facility locations (approximately 50,000 square feet or larger) located in 7 countries. Our sales and operating activities outside of the U.S. are, and will continue to be, subject to a number of risks, including:

- political and economic instability, including any conflict, threat of conflict or other external destabilizing activities that may affect Taiwan;

- unfavorable fluctuations in foreign currency exchange rates, including long-term contracts denominated in foreign currencies;

- adverse changes in foreign tax, legal and regulatory requirements;

- difficulty in protecting intellectual property;

- government embargoes, tariffs and trade protection measures, such as "anti-dumping" duties applicable to classes of products, and import or export licensing requirements, as well as the imposition of trade sanctions against a class of products imported from or sold and exported to, or the loss of "normal trade relations" status with, countries in which we conduct business, could significantly increase our cost of products or otherwise reduce our sales and harm our business;

- cultural norms and expectations that may sometimes be inconsistent with our Code of Conduct and our requirements about the manner in which our employees, agents and distributors conduct business;

- differing labor regulations; and

- acts of hostility, terror or war.

Any of these factors, individually or together, could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, tapered roller bearings manufactured at our facilities in China that are imported into the United States before re-sale to customers are currently subject to "anti-dumping" duties imposed by the U.S. Department of Commerce based on its periodic review and analysis of our manufacturing and selling activities or the manufacturing and selling activities of larger Chinese suppliers of these products. Such duties, if imposed at higher levels, could materially adversely affect the commercial competitiveness of these products, which could adversely affect the business and results of operations of our Sealing Technologies segment.

Our operations outside the United States require us to comply with a number of United States and international regulations. For example, we are subject to the Foreign Corrupt Practices Act (the "FCPA"), which prohibits United States companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Our activities in countries outside the United States create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of the FCPA, even though these parties are not always subject to our control. We have internal control policies and procedures and have implemented training and compliance programs with respect to the FCPA. However, we cannot assure that our policies, procedures and programs always will protect us from reckless or criminal acts committed by our employees or agents. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. In addition, we are subject to and must comply with all applicable export controls and economic sanctions laws and embargoes imposed by the United States and other various governments. Changes in export control or trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in modifications to compliance programs and increase compliance costs, and violations of these laws or regulations may subject us to fines, penalties and other sanctions, such as loss of authorizations needed to conduct aspects of our international business or debarments from export privileges. Violations of the FCPA or export controls or sanctions laws and regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, financial condition, results of operations, and cash flows.

We intend to continue to pursue international growth opportunities, which could increase our exposure to risks associated with international sales and operations. As we expand our international operations, we may also encounter new risks that could adversely affect our revenues and profitability. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with reputable and qualified local agents, distributors and trading companies. If we are not successful in developing these relationships, we may not be able to increase sales in these regions.

Failure to properly manage these risks could adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Capital Structure

Our debt agreement and the indenture governing our senior notes impose limitations on our operations, which could impede our ability to respond to market conditions, address unanticipated capital investments and/or pursue business opportunities.

The agreement governing our senior secured revolving credit facility imposes limitations on our operations, such as limitations on certain restricted payments, investments, incurrence or repayment of indebtedness, and maintenance of a consolidated net leverage ratio and an interest coverage financial ratio. In addition, the indenture governing our senior notes contains limitations on certain asset sales and granting of liens. These limitations could impede our ability to respond to market conditions, address unanticipated capital investment needs and/or pursue business opportunities.

We may not have sufficient cash to fund a required repurchase of our senior notes upon a change of control.

Upon a change of control, as defined under the indenture governing our senior notes and includes events that may be beyond our control, the holders of our senior notes have the right to require us to offer to purchase all of our senior notes then outstanding at a price equal to 101% of their principal amount plus accrued and unpaid interest. In order to obtain sufficient funds to pay the purchase price of the outstanding notes, we expect that we would have to refinance our senior notes. We cannot assure you that we would be able to refinance our senior notes on reasonable terms, if at all. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture governing our senior notes. Such an event of default may cause the acceleration of our other debt.

We may incur increased interest expense as a result of our variable rate debt.

Borrowings under our revolving credit facility incur interest which is variable based on, at our option, either the federal funds rate or the Secured Overnight Financing Rate ("SOFR") plus the applicable margin. Increases in the referenced rate will increase the Company's borrowing costs and negatively impact financial results and cash flows.

Risks Related to Ownership of Our Common Stock

The market price of our common stock may be volatile.

A relatively small number of shares are normally traded in any one day and higher volumes could have a significant effect on the market price of our common stock. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section and elsewhere in this report or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability.

Because our quarterly revenues and operating results may vary significantly in future periods, our stock price may fluctuate.

Our revenue and operating results may vary significantly from quarter to quarter. A high proportion of our costs are fixed, due in part to significant selling and manufacturing costs. Small declines in revenues could disproportionately affect operating results in a quarter and the price of our common stock may fall. Other factors that could significantly affect quarterly operating results include, but are not limited to:

- demand for our products and services;
- the timing and execution of customer contracts;
- the timing of sales of our products and services;
- contractual penalties for late delivery of long-lead-time products;
- increases in costs or operating disruptions due to equipment or labor issues;
- changes in foreign currency exchange rates;
- changes in applicable tax rates;
- an impairment of goodwill or other intangibles at one of our reporting units;
- unanticipated delays or problems in introducing new products;
- announcements by competitors of new products, services or technological innovations;
- changes in our pricing policies or the pricing policies of our competitors;

- increased expenses, whether related to sales and marketing, raw materials or supplies, product development or administration;

- major changes in the level of economic activity in major regions of the world in which we do business;

- costs related to possible future acquisitions or divestitures of technologies or businesses;

- an increase in the number or magnitude of product liability or environmental claims;

- our ability to expand our operations and the amount and timing of expenditures related to expansion of our operations, particularly outside the U.S.; and

- economic assumptions and market factors used to determine postretirement benefits and pension liabilities.

Various provisions and laws could delay or prevent a change of control.

The anti-takeover provisions of our articles of incorporation and bylaws and provisions of North Carolina law could delay or prevent a change of control or may impede the ability of the holders of our common stock to change our management. In particular, our articles of incorporation and bylaws, among other things:

- require a supermajority shareholder vote to approve any business combination transaction with an owner of 5% or more of our shares unless the transaction is recommended by disinterested directors;

- limit the right of shareholders to remove directors and fill vacancies;

- regulate how shareholders may present proposals or nominate directors for election at shareholders' meetings; and

- authorize our board of directors to issue preferred stock in one or more series, without shareholder approval.

Future sales of our common stock in the public market could lower the market price for our common stock.

In the future, we may sell additional shares of our common stock to raise capital or issue shares of common stock as consideration in connection with an acquisition. In addition, a reasonable number of shares of our common stock are reserved for issuance under our equity compensation plans, including shares to be issued upon the vesting of restricted stock unit or performance share awards. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sales of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C.   CYBERSECURITY

Risk Management Strategy

We recognize the critical importance of effectively managing cybersecurity risks to protect our businesses, intellectual property, employees, and customers. We manage cybersecurity risks as part of our broader enterprise risk management framework, which allows us to leverage existing, robust processes for assessing the effectiveness and coverage of our controls. Cybersecurity risks are evaluated using the same risk and impact criteria applied to other enterprise risks, including potential impacts to operations, financial performance, and regulatory compliance.

In recent years, we have invested significant time and resources to develop, implement, and maintain a robust set of cybersecurity measures, which all support our efforts to mitigate potential risks to the confidentiality, integrity, and availability of our data and critical business systems. Since the cybersecurity risk landscape is in a constant state of change, we employ a continuous, multi-layered approach to assess and measure the effectiveness of our cybersecurity defenses. Our approach includes using select third-party resources, including external cybersecurity consultants, auditors, and technologies, along with our internal staff, to benchmark, measure, and improve our cybersecurity risk management systems and processes, and ensure alignment with industry best practices.

Due to the increasing risk of third and fourth-party business relationships, we implemented a Third-Party Risk Management ("TPRM") Program to evaluate and monitor our network of external partners, vendors, suppliers, and service providers. Capabilities of our TPRM program include continuous monitoring of third parties, secure vendor remote access, and security architecture to protect against cyber threats introduced through other business-to-business ("B2B") system integrations.

In addition to above, we have implemented and maintained the following cybersecurity measures as part of our efforts to assess, identify, and manage material risks from cybersecurity threats, and to protect against, detect and respond to cybersecurity incidents (as defined in Item 106(a) of Regulation S-K):

- Security Operations Program - a security operations program to bolster real-time cybersecurity incident detection and response capabilities;

- Security Control Framework - a security control framework that aligns with industry accepted best practices and prioritizes implementation of critical cybersecurity controls;

- Incident Response Plan - a cybersecurity Incident Response Plan, designed to effectively address cybersecurity incidents while promoting cross-functional coordination across the organization;

- Tabletop Exercises - periodic internal and vendor-led tabletop exercises to assess the effectiveness, relevance, and completeness of the Incident Response Plan and Business Resilience Plans;

- Assessments - annual cybersecurity assessments, which focus on identifying and remediating vulnerabilities that present the most significant organizational risks;

- Training - security awareness training for all salaried personnel during onboarding and periodically throughout the year that highlights critical organizational risks through quarterly phishing simulation campaigns, "lunch and learns", monthly communication updates, and relevant cybersecurity learning modules;

- Insurance - cybersecurity insurance policies and periodic reviews of our policies and coverage levels; and

- Monitoring Legal/Regulatory Developments – review of emerging data protection, data privacy, and other relevant cybersecurity laws and regulations to determine appropriate changes to cybersecurity controls and processes.

Please see 1A. Risk Factors in this Form 10-K for more information regarding cybersecurity-related risks that could materially affect our business strategy, results of operations, or financial condition, including under the heading "Our business may be adversely affected by information technology disruptions".

Board and Management Oversight

Our Board of Directors has delegated to its Audit and Risk Management Committee (the "Audit Committee"), which consists of all of our non-management directors, the authority and responsibility to oversee our company's compliance program, including our cybersecurity program. Accordingly, the Audit Committee oversees our approach to cybersecurity risk management and plays a critical role in the governance of our cybersecurity risk management program.

From a management perspective, our Chief Information Security Officer ("CISO") and Senior Vice President and Chief Information Officer ("CIO") lead our cybersecurity efforts. Our CISO has extensive experience in cybersecurity, including creating and supporting cybersecurity programs for larger publicly-traded companies, obtaining cybersecurity certifications, participating in relevant cybersecurity leadership communities, and public speaking engagements on cybersecurity topics. He leads a cross functional cybersecurity team, which includes members of our legal department and internal audit function. As part of his job function, our CISO is charged with remaining informed of the latest developments in cybersecurity, including the evolving threat landscape, as well as risk management improvement methods. This continual focus and understanding of the threat landscape, as well as risk treatment practices, is required to ensure that the CISO can effectively manage the Company's efforts to prevent, detect, mitigate, and remediate cybersecurity incidents.

Our CISO implements a program and supporting processes to proactively assess systems for vulnerabilities, while taking a risk-based approach to prioritize remediation steps. Should a cybersecurity incident occur, the CISO would reference an incident response plan and supporting playbooks to support the incident response process. We regularly test our incident response process by leveraging a combination of internal resources and trusted third-party consultants to test our response readiness and the completeness of our incident response plan through the use of tabletop exercises.

Our CISO and CIO regularly advise the Audit Committee on cybersecurity risks and the Company's cybersecurity program, including quarterly updates and comprehensive briefings to the Audit Committee annually. During these briefings, our cybersecurity leaders advise the Audit Committee regarding (i) the current threat landscape and related risks; (ii) the Company's security posture and compliance efforts; and (iii) current cybersecurity strategy and recommended next steps to address cybersecurity threats on a risk-adjusted basis.

Our CISO and CIO serve as members of our Compliance Committee, which is a management committee consisting of leaders from key functions, including legal, internal audit, finance and compliance. The Compliance Committee receives regular updates from the CISO and CIO on cybersecurity risks and threats.

The practice of our CISO and CIO is to communicate significant cybersecurity matters directly to senior management, including our Chief Executive Officer, Chief Financial Officer and General Counsel, which ensures that our executive management team remains continually informed of critical events impacting our business. Our executive management team, along with our CISO, evaluates cybersecurity incidents and risks to determine potential materiality and related disclosure obligations.

For cybersecurity matters deemed material to the Company, senior management will communicate such matters directly to the Audit Committee to enable members of the Audit Committee to offer comprehensive oversight and guidance on crucial cybersecurity matters.

ITEM 2.   PROPERTIES

We are headquartered in Charlotte, North Carolina and have 15 primary manufacturing and service facility locations in 8 countries, including the U.S. The following table outlines the location, business segment and size of our primary facilities aggregated by city, along with whether we own or lease each facility:

Location	Segment	Owned/ Leased	Aggregate (Square Feet)
U.S.			
Palmyra, New York	Sealing Technologies	Owned	690,000
Longview, Texas	Sealing Technologies	Owned	219,000
Morgan Hill, California	Advanced Surface Technologies	Leased	156,000
Houston, Texas	Sealing Technologies	Leased	132,000
Boise, Idaho	Advanced Surface Technologies	Owned	94,000
Tempe, Arizona	Advanced Surface Technologies	Owned	75,000
Deland, Florida	Sealing Technologies	Owned	50,000
Foreign			
Taoyuan City, Taiwan	Advanced Surface Technologies	Leased	211,000
Mexico City, Mexico	Sealing Technologies	Owned	128,000
Saint-Etienne, France	Sealing Technologies	Owned	108,000
Neuss, Germany	Sealing Technologies	Leased	97,000
Sherbrooke, Canada	Sealing Technologies	Owned	86,000
Montbrison, France	Sealing Technologies	Owned	79,000
Singapore, Singapore	Advanced Surface Technologies	Leased	70,000
Suzhou, China	Sealing Technologies	Leased	55,000

Our manufacturing capabilities are flexible and allow us to tailor the manufacturing process to increase performance and value for our customers and meet particular specifications. We also maintain smaller manufacturing and service facilities, sales offices and warehouse facilities in strategic locations in the U.S. and other countries. We believe our facilities and equipment are generally in good condition and are well maintained and able to continue to operate at present or higher than current levels.

ITEM 3.   LEGAL PROCEEDINGS

Descriptions of environmental and other legal matters are included in Item 7 of this annual report under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations – Contingencies" and in Note 19 to our Consolidated Financial Statements, which descriptions are incorporated by reference herein.

In addition to the matters noted above and discussed in those sections of this report, we are from time to time subject to, and are presently involved in, other litigation and legal proceedings arising in the ordinary course of business. We believe that the outcome of such other litigation and legal proceedings will not have a material adverse effect on our financial condition, results of operations and cash flows.

We were not subject to any penalties associated with any failure to disclose "reportable transactions" under Section 6707A of the Internal Revenue Code.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable

EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning our executive officers is set forth below:

Name	Age	Position
Eric A. Vaillancourt	62	President, Chief Executive Officer and Director
Joseph F. Bruderek	47	Executive Vice President and Chief Financial Officer
Robert S. McLean	61	Executive Vice President, Chief Administrative Officer and General Counsel
Amy C. Bianchi	45	Executive Vice President and Chief Human Resources Officer
Steven R. Bower	67	Senior Vice President, Controller and Chief Accounting Officer
Larisa R. Joiner	52	Senior Vice President and Chief Information Officer

_____

Eric A. Vaillancourt is currently President and Chief Executive and has held that position since November 28, 2021, having served as our Interim President and Chief Executive Officer since August 2, 2021. Prior to his appointment as Interim President and Chief Executive Officer, Mr. Vaillancourt served as President of the Company's Sealing Technologies segment since August 26, 2020. Prior to that, Mr. Vaillancourt served as President, STEMCO division beginning in July 2018. Prior to that, he served as President, Garlock division since November 2014. Since joining the Company in 2009, he has also served as President, Garlock Sealing Products and as Vice President, Sales and Marketing of the Garlock division. Prior to joining Enpro in 2009, Mr. Vaillancourt held positions of increasing responsibility with Bluelinx Corporation, culminating in his position as Regional Vice President North-Sales and Distribution.

Joseph F. Bruderek is currently Executive Vice President and Chief Financial Officer and has held these positions since January, 2024 and April, 2024, respectively. Mr. Bruderek previously served from April 2022 to June 2023 as Vice President, Commodities and Corporate Strategy of Momentive Performance Materials, Inc., a global provider of silicones and specialty materials that formerly was a division of General Electric Company. During Mr. Bruderek's career at Momentive Performance Materials, he also served as Vice President, Corporate Development from June 2018 until April 2022, as Vice President and General Manager, Sealants from March 2014 to June 2018, as Director of Finance, Formulated Products Division from July 2012 to March 2014, as Chief Financial Officer, Americas from March 2009 to June 2012 and as Operations Finance Leader, Americas from January 2009 to March 2009. Mr. Bruderek joined Momentive Performance Materials in connection with General Electric's sale of the division to Momentive Performance Materials in December 2006, after having served in various positions of increasing responsibility at General Electric from 2000.

Robert S. McLean is currently Executive Vice President, a position he has held since July 2017, as well as Chief Administrative Officer, a position he has held since January 2016, and General Counsel, a position he has held since May 2012. Mr. McLean served as Vice President, Legal and Assistant Secretary from April 2010 to May 2012. Prior to joining Enpro, Mr. McLean was a partner at the Charlotte, North Carolina law firm of Robinson Bradshaw & Hinson P.A., which he joined in 1995, and where he chaired the firm's corporate practice group. Prior to joining Robinson Bradshaw & Hinson, Mr. McLean worked with the Atlanta office of the King & Spalding law firm and the Charlotte office of the Smith, Helms, Mullis & Moore law firm (now part of McGuireWoods, LLP), after which he was the Assistant General Counsel and Secretary of the former Carolina Freight Corporation (now part of Arkansas Best Corporation).

Amy C. Bianchi is currently Executive Vice President and Chief Human Resources Officer and has held that position since September 2025. Prior to joining Enpro, she served from January 2020 to August 2025 as Senior Vice President and Chief Human Resources Officer of Momentive Performance Materials, Inc., a global provider of silicones and specialty materials that formerly was a division of General Electric Company. During Ms. Bianchi's 14 years at Momentive Performance Materials, she served in a variety of human resources positions including Vice President, Global Talent Management & Organization Design; Senior Director, Global Talent Management & Organization Design; Director, Global HR Operations; and Global HR Business Partner, Silicones & Specialties. Prior to joining Momentive Performance Materials, Ms. Bianchi held various HR leadership roles for both private and publicly traded multinational organizations, including Plug Power Inc.

Steven R. Bower is currently Senior Vice President, Controller and Chief Accounting Officer and has held this position since July 2017. Mr. Bower previously served as Vice President, Controller and Chief Accounting Officer since joining the Company in October 2014. Prior to joining the Company, Mr. Bower held finance and accounting roles with the SGL Group from 1996 through 2014, and Collins & Aikman Corporation from 1989 through 1996. Mr. Bower was with Price Waterhouse LLP from July 1983 through November 1989, where he departed as an Audit Manager. Mr. Bower is both a Certified Public Accountant and a Certified Management Accountant.

Larisa R. Joiner is currently Senior Vice President and Chief Information Officer and has held these positions since January, 2025 and March, 2017, respectively. Ms. Joiner joined Enpro in 2013 and has held various positions in Information Technology, including Director, Global Project Management Office from 2014 to 2017. Prior to joining Enpro, Ms. Joiner led an application development team at BlueLinx Corporation, a distributor of building products. Earlier in her career, Ms. Joiner held multiple system analyst and project management roles at Georgia Pacific, LLC, a consumer products company.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is publicly traded on the New York Stock Exchange ("NYSE") under the symbol "NPO."

As of December 31, 2025, there were 1,760 holders of record of our common stock.

The following table sets forth all purchases made by us or on our behalf or any "affiliated purchaser," as defined in Rule 10b-18(a)(3) under the Exchange Act, of shares of our common stock during each month in the fourth quarter of 2025.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31, 2025	—	—	—	$50,000,000 (1)
November 1 – November 30, 2025	—	—	—	$50,000,000 (1)
December 1 – December 31, 2025	532 (2)	$ 213.24 (2)	—	$50,000,000 (1)
Total	532 (2)	$ 213.24 (2)	—	$50,000,000 (1)

(1)   In October of 2024, our board of directors authorized the expenditure program of up to $50.0 million for the repurchase of our outstanding common shares through October 2026. We have not made any repurchases under this authorization.

(2)   In December 2025, a total of 532 shares were transferred to a rabbi trust that we established in connection with our Deferred Compensation Plan for Non-Employee Directors, pursuant to which non-employee directors may elect to defer directors' fees into common stock units. EnPro Holdings furnished these shares in exchange for management and other services provided by Enpro. Of these shares, 53 shares were valued at a price of $205.19 per share, the closing trading price of our common stock on December 17, 2025, and 479 of these shares were valued at a price of $214.13 per share, the closing trading price of our common stock on December 31, 2025. Accordingly, the total 532 shares were valued at a weighted average price of $213.24. We do not consider the transfer of shares from EnPro Holdings in this context to be pursuant to a publicly announced plan or program.

CUMULATIVE TOTAL RETURN PERFORMANCE GRAPH

Set forth below is a line graph showing the annual change in the cumulative total shareholder return for our common stock as compared to similar returns for the Russell 2000® Stock Index and the S&P 600 Capital Goods Index.

Returns have been calculated assuming the investment of $100 in each of the securities or indices on December 31, 2020, and reinvestment of dividends into additional shares of the respective equity securities when paid. The graph plots the respective values beginning on December 31, 2020, and continuing through December 31, 2025. Past performance is not necessarily indicative of possible future returns.



ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors that have affected our consolidated financial condition and operating results during the periods included in the accompanying audited Consolidated Financial Statements and the related notes. You should read the following discussion in conjunction with our audited Consolidated Financial Statements and the related notes, included elsewhere in this annual report.

Forward-Looking Statements

This report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the SEC. The words "may," "hope," "will," "should," "could," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. We believe that it is important to communicate our future expectations to our shareholders, and we therefore make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the risks and uncertainties set forth in Item 1A of this annual report, entitled "Risk Factors" and in this Management's Discussion and Analysis of Financial Condition and Results of Operations. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law. Whenever you read or hear any subsequent written or oral forward-looking statements attributed to us or any person acting on our behalf, you should keep in mind the cautionary statements contained or referred to in this section.

Non-GAAP Financial Information

In our discussion of our outlook and results of operations, we utilize financial measures that have not been prepared in conformity with generally accepted accounting principles in the United States ("GAAP"). They include adjusted income from continuing operations attributable to Enpro Inc., adjusted diluted earnings per share attributable to Enpro Inc. continuing operations, adjusted earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), and total adjusted segment EBITDA. Tables showing the reconciliation of these non-GAAP financial measures, other than total adjusted segment EBITDA, to the comparable GAAP measures are included in "—Reconciliations of Non-GAAP Financial Measures to the Comparable GAAP Measures," while the reconciliation of total adjusted segment EBITDA is included in "—Results of Operations."

We believe non-GAAP metrics are commonly used financial measures for investors to evaluate our operating performance and, when read in conjunction with our consolidated financial statements, present a useful tool to evaluate our ongoing operations and performance from period to period. In addition, these non-GAAP measures are some of the factors we use in internal evaluations of the overall performance of our businesses. We acknowledge that there are many items that impact our reported results and the adjustments reflected in these non-GAAP measures are not intended to present all items that may have impacted these results. In addition, the non-GAAP measures we use are not necessarily comparable to similarly titled measures used by other companies.

Overview

Overview. Enpro is a leading-edge industrial technology company focused on critical applications across a diverse group of growing end markets such as semiconductor, industrial process, commercial vehicle, sustainable power generation, aerospace, food and pharmaceuticals, photonics, and life sciences. We have 15 primary manufacturing and service facilities located in 8 countries, including the United States. Enpro is a leader in applied engineering and designs, develops, manufactures, and markets proprietary, value-added products and solutions that safeguard a variety of critical environments.

Over the past several years, we have executed several strategic initiatives to focus the portfolio of businesses where we offer proprietary, industrial technology-related products and solutions with high barriers to entry, compelling margins, strong cash flow, and perpetual recurring/aftermarket revenue in markets with favorable secular tailwinds.

We manage our business as two segments: a Sealing Technologies segment and an Advanced Surface Technologies segment.

Our Sealing Technologies segment engineers and manufactures value-added products and solutions that safeguard a variety of critical environments, including: metallic, non-metallic and composite material gaskets; dynamic seals; compression packing; elastomeric components; custom-engineered mechanical seals used in diverse applications; hydraulic components; test, measurement and sensing applications; sanitary gaskets; hoses and fittings for hygienic process industries; fluid transfer products for the pharmaceutical and biopharmaceutical industries; and commercial vehicle solutions used in wheel-end and suspension components that customers rely upon to ensure safety on our roadways.

These products are used in a variety of markets, including chemical and petrochemical processing, nuclear energy, hydrogen, natural gas, food and biopharmaceutical processing, primary metal manufacturing, mining, water and waste treatment, commercial vehicle, aerospace (including commercial space), medical, filtration and semiconductor fabrication. In all these industries, the performance and durability of our proprietary products and solutions are vital for the safety and environmental protection of our customers' processes. Many of our products and solutions are used in highly demanding applications, often in harsh environments, where the cost of failure is extremely high relative to the cost of our offerings to our customers. These environments include those where extreme temperatures, extreme pressures, corrosive agents, strict tolerances, or worn equipment create challenges for product performance. Sealing Technologies offers customers widely recognized applied engineering, innovation, process know- how and enduring reliability, driving a lasting aftermarket for many of our products and solutions.

Our Advanced Surface Technologies (AST) segment applies proprietary technologies, processes, and capabilities to deliver a highly differentiated suite of products and solutions for challenging applications in high-growth markets. The segment's products and solutions are used in demanding environments requiring performance, precision and repeatability, with a low tolerance for failure. AST's products and solutions capabilities include: (i) engineering, manufacturing and precision machining of complex front-end wafer processing sub-systems, including critical components used in and around semiconductor process chambers that enable the manufacture of leading-edge chips, as well as edge-welded bellows that support critical applications in the space, aerospace and defense markets; (ii) cleaning, testing, refurbishment and verification for critical components and assemblies used in semiconductor manufacturing equipment, with meaningful exposures to state-of-the-art advanced node chip applications; and (iii) coatings for critical components and assemblies for semiconductor manufacturing equipment, and designing, manufacturing and selling specialized optical filters and proprietary thin-film coatings for the most challenging applications in the industrial technology, life sciences, and semiconductor markets. In many instances, AST capabilities drive products and solutions that enable the performance of our customers' high-value processes through an entire life cycle.

Acquisitions

On October 8, 2025, Enpro acquired Overlook, which is headquartered in Easthampton, Massachusetts. Overlook specializes in the design and fabrication of single-use technologies and other critical componentry for biopharmaceutical production processes.

On November 14, 2025, we acquired AlpHa. AlpHa is a Houston, Texas-based leading provider of liquid analytical sensing technologies and instrumentation for the measurement of key parameters for liquid processes. AlpHa serves customers across a diverse set of end-markets, including industrial process control, water and wastewater, laboratory, and environmental monitoring.

We paid $273.9 million, net of cash acquired, for the two acquisitions completed in the fourth quarter of 2025. We have funded these acquisitions with available cash on hand in the United States and borrowings under our revolving credit facility. In connection with the acquisitions of these businesses, there were $7.4 million of acquisition-related costs incurred during the year ended December 31, 2025 which are included in selling, general, and administrative expense in the accompanying Consolidated Statements of Operations. The post-acquisition results of Overlook and AlpHa are reflected within the Sealing Technologies segment.

On January 29, 2024, Enpro acquired all of the equity securities of AMI for $209.4 million, net of cash acquired. In connection with the acquisition of AMI, there were $3.9 million of acquisition-related costs incurred during the year ended

December 31, 2024 and included in selling, general, and administrative expense in the accompanying Consolidated Statements of Operations.

AMI is a leading provider of highly-engineered, application-specific analyzers and sensing technologies that monitor critical parameters to maintain infrastructure integrity, enable process efficiency, enhance safety, and facilitate the clean energy transition. AMI is included within the Sealing Technologies segment.

Based in Costa Mesa, California, AMI serves customers in the midstream natural gas, biogas, industrial processing, cryogenics, food processing, laboratory wastewater and aerospace markets. AMI offers a portfolio of oxygen, hydrogen, sulfide and moisture analyzers and proprietary sensing capabilities that detect contaminants in a variety of processes, including natural gas and biogas streams, which enable operators to avoid flaring and, thereby, reduce CO_2 emissions.

Acquisitions of redeemable non-controlling interests

In connection with our acquisition of Alluxa in October 2020, the Alluxa Executives received rollover equity interests in the form of approximately 7% of the total equity interest the Alluxa Acquisition Subsidiary, which we formed for the purpose of acquiring Alluxa. The Alluxa LLC Agreement entered into with the completion of the transaction, included the Put and Call Rights, under which each Alluxa Executive had the right to sell to us, and we had the right to purchase from each Alluxa Executive, one-third of the Alluxa Executive equity interests in the Alluxa Acquisition Subsidiary during each of three exercise periods in 2024, 2025 and 2026, with any amount not sold or purchased in a prior exercise period being carried forward to the subsequent exercise periods. In January 2024, we agreed with the Alluxa Executives to change the terms of the Put and Call Rights so that all outstanding equity interests could be acquired in 2024. In February of 2024, we acquired all outstanding equity interests in the Alluxa Acquisition Subsidiary for $17.9 million, which was the minimum fixed price set in the Alluxa LLC Agreement. As this transaction was for the acquisition of all remaining shares of a consolidated subsidiary with no change in control, it was recorded within shareholder's equity and as a financing cash flow in the Consolidated Statement of Cash Flows. As a result of the acquisition of these equity interests, Enpro became the sole owner of Alluxa.

Discontinued Operations

During the third quarter of 2022, we entered into an agreement to sell our GGB business and announced our intention to sell Garlock Pipeline Technologies, Inc. ("GPT"). These businesses comprised our remaining Engineered Materials segment ("Engineered Materials"). As a result of classifying the GGB and GPT businesses as held for sale in the third quarter of 2022, we determined Engineered Materials to be a discontinued operation.

On January 30, 2023, we completed the sale of GPT. In 2023, we received $28.9 million, net of transaction fees and cash sold, resulting in a pretax gain of $14.6 million recognized in the first quarter of 2023.

The sale of GGB to The Timken Company closed on November 4, 2022. We received $298.2 million, net of transaction fees and cash sold, including $3.1 million of payments made in Q1 of 2023.

Unless otherwise indicated, amounts presented in Management's Discussion and Analysis of Financial Condition and Results of Operations pertain to continuing operations only (see Note 20 to our Consolidated Financial Statements in this Form 10-K for information on discontinued operations and the related disposition of those operations)

Global Sales

Please refer to Item 1, "Business-Background" for information with respect to our sales by geographic region in 2025, 2024 and 2023.

Highlights

Financial highlights for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025		2024		2023
		(in millions, except per share data)				
Net sales	$	1,143.3	$	1,048.7	$	1,059.3
Income from continuing operations attributable to Enpro Inc.	$	40.5	$	72.9	$	10.8
Net income attributable to Enpro Inc.	$	40.5	$	72.9	$	22.2
Diluted earnings per share from continuing operations attributable to Enpro Inc.	$	1.91	$	3.45	$	0.51
Adjusted income from continuing operations attributable to Enpro Inc.[1]	$	168.0	$	146.9	$	137.0
Adjusted diluted earnings per share attributable to Enpro Inc. continuing operations [1]	$	7.91	$	6.96	$	6.54
Adjusted Segment EBITDA [2]	$	324.6	$	300.8	$	287.8
Adjusted EBITDA [1]	$	277.6	$	254.8	$	238.0

[1] Reconciliation of these non-GAAP measures to their respective GAAP measure are located in "— Reconciliation of Non-GAAP Financial Measure to the Comparable GAAP Measure" at the end of this section.

[2] Reconciliation of these non-GAAP measures to their respective GAAP measure are located in " — Results of Operations".

Results of Operations

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(in millions)					
Sales						
Sealing Technologies	$	732.4	$	687.2	$	658.4
Advanced Surface Technologies		411.6		362.2		401.2
		1,144.0		1,049.4		1,059.6
Intersegment sales		(0.7)		(0.7)		(0.3)
Total sales	$	1,143.3	$	1,048.7	$	1,059.3
Income from continuing operations attributable to Enpro Inc.	$	40.5	$	72.9	$	10.8
Adjusted Segment EBITDA						
Sealing Technologies	$	240.7	$	224.1	$	192.3
Advanced Surface Technologies		83.9		76.7		95.5
Total Adjusted Segment EBITDA	$	324.6	$	300.8	$	287.8

Reconciliations of Income from continuing operations attributable to Enpro Inc. to Adjusted Segment EBITDA

Income from continuing operations attributable to Enpro Inc.	$	40.5	$	72.9	$	10.8
Plus: net loss attributable to redeemable non-controlling interests		—		—		(3.9)
Income from continuing operations		40.5		72.9		6.9
Income tax expense		(17.1)		(21.5)		(30.8)
Income from continuing operations before income taxes		57.6		94.4		37.7
Acquisition and divestiture expenses		8.5		4.3		1.1
Non-controlling interest compensation allocation		—		—		(0.3)
Amortization of the fair value adjustment to acquisition date inventory		2.2		1.7		—
Restructuring and impairment expense, net		1.7		5.8		4.0
Depreciation and amortization expense		102.8		100.3		94.3
Corporate expenses		47.8		46.4		51.1
Interest expense, net		28.2		34.5		30.1
Goodwill impairment		—		—		60.8
Loss on pension settlement		67.2		—		—
Other expense, net		8.6		13.4		9.0
Adjusted Segment EBITDA	$	324.6	$	300.8	$	287.8

We measure operating performance of our reportable segments based on segment earnings before interest, income taxes, depreciation, amortization, and other selected items ("Adjusted Segment EBITDA" or "Segment AEBITDA"), which is segment revenue reduced by operating expenses and other costs identifiable with the segment, excluding acquisition and disposition expenses, non-controlling interest compensation allocation, restructuring and impairment expense, net of gains on restructuring-related sales of assets, amortization of the fair value adjustment to acquisition date inventory, and depreciation and amortization expense. Adjusted Segment EBITDA is not defined under GAAP and may not be comparable to similarly titled measures used by other companies. Corporate expenses include general corporate administrative costs. Segment non-operating expenses and income, corporate expenses, net interest expense, goodwill impairment, loss on pension settlement and income taxes are not included in the computation of Adjusted Segment EBITDA. The accounting policies of the reportable segments are the same as those for Enpro.

Restructuring and impairment expense, net in the table above for the year ended December 31, 2025, includes income related to gains on the sale of fixed assets as a result of restructuring actions.

Non-controlling interest compensation allocation represents compensation expense associated with a portion of the rollover equity from the acquisition of Alluxa that was subject to reduction for certain types of employment terminations of the Alluxa Executives. This expense was recorded in selling, general, and administrative expenses on our Consolidated Statements of Operations and is directly related to the terms of the acquisition. We acquired all of the Alluxa non-controlling interests in the first quarter of 2024.

Other expense, net in the table above represents other expense (non-operating) on our Consolidated Statements of Operations for the respective periods presented.

2025 Compared to 2024

Sales of $1,143.3 million in 2025 increased 9.0% from $1,048.7 million in 2024. The following table summarizes the impact of acquisitions and foreign currency on sales by segment:

Sales	Percent Change 2025 vs. 2024			
increase/(decrease)	Organic	Acquisition	Foreign Currency	Total
Enpro Inc.	7.6 %	1.1 %	0.3 %	9.0 %
Sealing Technologies	4.5 %	1.6 %	0.5 %	6.6 %
Advanced Surface Technologies	13.6 %	— %	— %	13.6 %

Following is a discussion of operating results for each segment during 2025 compared to 2024:

Sealing Technologies. Sales of $732.4 million in 2025 reflect a 6.6% increase compared to $687.2 million in 2024. Excluding the favorable foreign exchange translation ($3.4 million) and the sales from recent acquisitions ($11.1 million), sales were up 4.5% or $30.7 million. By end market, we saw strong demand in aerospace, oil and gas, and food and biopharmaceuticals, as well as firm domestic demand in general industrial markets, offset in part by continued weakness in commercial vehicle OEM demand in North America and slow industrial markets internationally. Overall, higher volumes and strategic pricing initiatives equally contributed to sales growth for the year.

Segment AEBITDA of $240.7 million in 2025 increased 7.4% from $224.1 million in 2024. Segment AEBITDA margin increased from 32.6% in 2024 to 32.9% in 2025. Excluding the favorable foreign exchange translation ($0.6 million) and the contribution from recently acquired businesses ($3.5 million), Adjusted Segment EBITDA increased 5.6%, or $12.5 million. The increase in Segment AEBITDA was driven primarily by the the volume and strategic pricing initiatives ($28.8 million), partially offset by material costs and mix headwinds ($3.8 million), unfavorable transactional F/X ($3.7 million) and higher selling, general, and administrative costs ($4.1 million) supporting growth initiatives, and increased payroll and benefits expenses.

Advanced Surface Technologies. Sales of $411.6 million in 2025 reflect a 13.6% increase compared to $362.2 million in 2024. Solutions serving leading-edge applications and some improvement in overall semiconductor capital equipment demand, amidst a choppy demand environment, drove the improvement.

Segment AEBITDA of $83.9 million in 2025 increased 9.2% from $76.7 million in 2024. Segment AEBITDA margin narrowed slightly from 21.2% in 2024 to 20.4% in 2025. The $7.1 million increase in segment AEBITDA was driven by higher volume ($28.4 million) partially offset by labor and benefits expenses ($11.3 million), largely in support of growth initiatives, material costs and mix headwinds ($6.6 million), unfavorable transactional foreign exchange ($2.0 million), and other expenses, including freight and incentives ($2.7 million).

Corporate expenses for 2025 increased $1.4 million as compared to 2024. The increase was driven primarily by increased medical costs offset in part by a decrease in share-price-based long-term incentive compensation expenses and lower professional fees.

Interest expense, net in 2025 decreased by $6.3 million as compared to 2024 primarily driven by lower average outstanding debt, as well as lower interest rates on variable rate debt.

Other expense, net in 2025 decreased by $4.8 million as compared to 2024, primarily due to the 2025 recovery of a reserve taken in 2024 on a long-term promissory note that was received in partial consideration for the sale of a non-strategic business in 2020 ($9.0 million) and decreased foreign exchange losses related to an intercompany note denominated in Euros which settled in the first quarter of 2025 ($1.3 million), offset in part by higher non-service pension related costs ($2.5 million), a loss incurred on the extinguishment of debt ($1.7 million), and increased costs related to previously divested businesses ($0.9 million).

In the second quarter of 2024, Enpro initiated a plan to terminate and settle its remaining defined benefit pension plan in the United States. The termination and settlement process for this frozen plan, which preserves retirement benefits due to participants but changes the ultimate payor of such benefits, was substantially completed in the fourth quarter of 2025.

As a result of the plan termination, Enpro recorded a pretax, noncash settlement loss of $67.2 million in other nonoperating expense in our consolidated statement of operations in the fourth quarter of 2025. The loss was driven primarily by the recognition of actuarial losses previously deferred in accumulated other comprehensive income on our consolidated balance sheet.

Income tax expense from continuing operations was $17.1 million in 2025 and $21.5 million in 2024. The effective tax rates for 2025 and 2024 were 29.6% and 22.8% respectively. The effective tax rate for 2025 is higher than the U.S. federal tax rate primarily due to higher tax rates in most foreign jurisdictions, partially offset by the favorable impact of tax credits. The effect of these items resulted in a net 6.3% increase in our effective tax rate from the U.S. federal statutory tax rate, or $3.7 million additional income tax expense. In 2025 we had a decrease in tax expense relative to 2024, primarily driven by lower pre-tax income principally due to the pension plan settlement loss.

Income from continuing operations attributable to Enpro Inc. was $40.5 million, or $1.92 per share, in 2025 compared to income from continuing operations attributable to Enpro Inc. of $72.9 million, or $3.48 per share, in 2024.

2024 Compared to 2023

For a comparison of our results of operations for the years ended December 31, 2024 to December 31, 2023, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 21, 2025.

Restructuring and Other Costs

We incurred $2.5 million, $6.2 million and $5.0 million of restructuring and impairment costs during the years ended December 31, 2025, 2024 and 2023, respectively. In 2023, we incurred a goodwill impairment charge of $60.8 million related to the Alluxa reporting unit.

Of the restructuring and impairment costs incurred in 2025, 2024 and 2023, we incurred $2.5 million, $2.8 million and $4.3 million, respectively, of restructuring costs related to the reorganization of sites and functions, primarily in the United States and $3.4 million, and $0.7 million, in 2024 and 2023, respectively, of non-cash impairment charges of long-lived assets. Workforce reductions associated with our restructuring activities in 2025, 2024, and 2023 totaled 35, 77, and 72 administrative and manufacturing positions, respectively.

Please see the "Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 3 to our consolidated financial statements for further information.

Liquidity and Capital Resources

Cash requirements for, but not limited to, working capital, capital expenditures, acquisitions, and debt repayments have been funded from cash balances on hand, revolver borrowings and cash generated from operations. We are proactively pursuing acquisition opportunities. Should we need additional capital, we have resources available, which are discussed in this section under the heading "Capital Resources."

As of December 31, 2025, we held $16.6 million of cash and cash equivalents in the United States and $101.5 million of cash and highly liquid short-term investments outside of the United States. If the funds held outside the United States were needed for our operations in the U.S., we have several methods to repatriate such funds without significant adverse tax effects, including repayment of intercompany loans, distributions subject to a 100 percent dividends-received deduction for income tax purposes, or distributions of previously-taxed earnings.

Because of the transition tax, GILTI, and Subpart F provisions, undistributed earnings of our foreign subsidiaries have already been subjected to U.S. income tax or are eligible for the 100 percent dividends-received deduction under Section 245A of the Internal Revenue Code ("IRC"). We do not intend to distribute foreign earnings that will be subject to any significant incremental U.S. or foreign tax. During 2025, we repatriated $306.2 million of earnings from our foreign subsidiaries, resulting in only $0.4 million of withholding taxes. We have determined that estimating any tax liability on our investment in foreign subsidiaries is not practicable. Therefore, we have not recorded any deferred tax liability on undistributed earnings of foreign subsidiaries.

Cash Flows

Operating activities of continuing operations provided cash in the amount of $201.2 million, $162.9 million and $208.4 million in 2025, 2024 and 2023, respectively. The increase in operating cash flows in 2025 versus 2024 was primarily attributable to the increase in revenue and operating income and lower net cash payments for interest. The decrease in operating cash flows in 2024 versus 2023 was primarily attributable the decline in revenue, timing of working capital, and payments related to short-term operating liabilities, as well as $18.9 million of additional tax payments made in 2024.

Investing activities of continuing operations used $316.9 million,$241.5 million , and $7.4 million of cash in 2025, 2024, and 2023. Investing activities in 2025 used cash primarily for the acquisitions of Overlook and AlpHa ($273.9 million) and investments in property, plant, and equipment ($42.0 million). Investing activities in 2024 used cash primarily for the acquisition of AMI ($209.4 million) and investments in property, plant, and equipment ($29.1 million). Investing activities in 2023 used cash primarily for investments in property, plant, and equipment ($33.9 million), partially offset by proceeds of the sale of businesses, principally the sale of GPT ($25.9 million).

Financing activities of continuing operations used $17.4 million in cash in 2025, as $26.2 million of dividend payments were offset in part by the proceeds from the issuance of our $450 million senior notes and from borrowings on our revolving credit facility net of repayments of our previously outstanding $350 million senior notes and of our term loan facility. See below for further details. Financing activities of continuing operations used $50.5 million in 2024 primarily attributable to the acquisition of non-controlling interests, primarily for the acquisition of the Alluxa non-controlling interests ($18.3 million), net repayments of debt ($8.1 million) and dividend payments ($25.3 million). Financing activities used $170.9 million in 2023, primarily attributable to payments on our term loan facilities in place during that year ($144.9 million), and by dividend payments ($24.3 million).

Capital Resources

Senior Secured Credit Facilities. On April 9, 2025, we entered into a Second Amendment to Third Amended and Restated Credit Agreement dated as of April 9, 2025 (the "Amended Credit Facility Agreement") among the Company and our subsidiary, EnPro Holdings, Inc. ("EnPro Holdings"), as borrowers, certain foreign subsidiaries of the Company from time to time party thereto, as designated borrowers, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer. The Amended Credit Facility Agreement amended the agreement then governing our senior secured credit facilities and provides for a senior secured revolving credit facility of up to $800.0 million (the "Revolving Credit Facility"), which will mature on April 9, 2030. On April 9, 2025, in connection with our entry into the Amended Credit Facility Agreement, we repaid the remaining outstanding principal amount of term loan borrowings outstanding under the agreement governing our senior secured credit facilities prior to such amendment, funded by borrowings under the Revolving Credit Facility and $59.8 million of available cash.

The Amended Credit Facility Agreement provides that we may seek incremental term loans and/or additional revolving credit commitments in an amount equal to the greater of $275.0 million and 100% of consolidated EBITDA for the most recently ended four-quarter period for which we have reported financial results, plus additional amounts based on a consolidated senior secured leverage ratio. Any incremental term loans will be subject to prepayment with the net cash proceeds of non-permitted debt issuances and with the net cash proceeds of certain asset sales and casualty or condemnation events not reinvested in our business or applied to prepay such term loans within a specified period. Borrowings under the Revolving Credit Facility, at our option, bear interest at either (1) an alternate base rate (the highest of (a) the federal funds effective rate plus 0.50%, (b) the prime rate of Bank of America, N.A., and (c) the one-month Term SOFR rate plus 1.00%) or (2) the Term SOFR rate for the applicable interest period plus, in each case, an applicable margin percentage, which initially is 1.375% for Term SOFR borrowings and 0.375% for alternate base rate borrowings and is subject to incremental increase or decrease based on a consolidated total net leverage ratio. In addition, a commitment fee accrues with respect to the unused amount of the Revolving Credit Facility at an annual rate of 0.175% initially, which rate is also subject to incremental increase or decrease based on a consolidated total net leverage ratio.

Enpro Inc. and EnPro Holdings are the permitted borrowers under the Amended Credit Facility Agreement. We have the ability to add wholly owned foreign subsidiaries as borrowers under the Revolving Credit Facility. Each of our domestic, consolidated subsidiaries (subject to certain exclusions) is required to guarantee the obligations of the borrowers under the Amended Credit Facility Agreement and, subject to the permitted exceptions, each of the Company's existing domestic subsidiaries has entered into the Amended Credit Facility Agreement to provide such a guarantee.

Collateral. Borrowings under the Amended Credit Facility Agreement are secured by a first priority pledge of the following assets:

- 100% of the capital stock of each domestic, consolidated subsidiary of Enpro Inc.;

- 65% of the capital stock of any first tier foreign subsidiary of Enpro Inc. and its domestic subsidiaries (subject to certain exclusions); and

- substantially all of the assets (including, without limitation, machinery and equipment, inventory and other goods, accounts receivable, bank accounts, general intangibles, financial assets, investment property, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash, but excluding real estate interests) of Enpro Inc. and the subsidiary guarantors.

Financial Covenants. The Amended Credit Facility Agreement contains certain financial covenants and required financial ratios, including:

- a maximum consolidated total net leverage ratio of not more than 4.0 to 1.0 (with total debt, for the purposes of such ratio, to be net of unrestricted cash of Enpro Inc. and its consolidated subsidiaries), which ratio may be increased (up to three times) at the borrowers' option to not more than 4.5 to 1.0 for the four-quarter period following a significant acquisition; and

- a minimum consolidated interest coverage ratio of at least 2.5 to 1.0.

Affirmative and Negative Covenants. The Amended Credit Facility Agreement contains affirmative and negative covenants (subject, in each case, to customary exceptions and qualifications), including covenants that limit our ability to, among other things:

- grant liens on our assets;

- incur additional indebtedness (including guarantees and other contingent obligations);

- make certain investments (including loans and advances);

- merge or make other fundamental changes;

- sell or otherwise dispose of property or assets;

- pay dividends and other distributions and prepay certain indebtedness;

- make changes in the nature of our business;

- enter into transactions with our affiliates;

- enter into burdensome contracts; and

- modify or terminate documents related to certain indebtedness.

Events of Default. The Amended Credit Facility Agreement contains events of default including, but not limited to, nonpayment of principal or interest, violation of covenants, breaches of representations and warranties, cross-default to other debt, bankruptcy and other insolvency events, material judgments, certain ERISA events, actual or asserted invalidity of loan documentation, certain changes of control of Enpro Inc. and the invalidity of subordination provisions of subordinated indebtedness.

We were in compliance with all covenants of the Amended Credit Agreement as of December 31, 2025. The borrowing availability under our Revolving Credit Facility at December 31, 2025 was $580.6 million after giving consideration to $9.4 million of outstanding letters of credit and $210.0 million of outstanding borrowings.

Senior Notes. On May 29, 2025, we completed the offering of $450 million in aggregate principal amount of our 6.125% Senior Notes due 2033 (the "Senior Notes"). The Senior Notes were issued to investors at 100% of the principal amount thereof. The Senior Notes are unsecured, unsubordinated obligations of Enpro Inc. and mature on June 1, 2033. Interest on the Senior Notes accrues at a rate of 6.125% per annum and is payable semi-annually in cash in arrears on June 1 and December 1 of each year, commencing December 1, 2025. The Senior Notes are required to be guaranteed on a senior unsecured basis by each of Enpro's existing and future direct and indirect domestic subsidiaries that is a borrower under, or guarantees, our indebtedness under the Revolving Credit Facility or guarantees any other Capital Markets Indebtedness (as defined in the indenture governing the Senior Notes) of Enpro or any of the guarantors above a specified threshold. We may, on any one or more occasions, redeem all or a part of the Senior Notes at specified redemption prices plus accrued and unpaid interest.

The indenture governing the Senior Notes includes covenants that restrict our ability, subject to specified exceptions and qualifications set forth in the indenture, to incur liens on assets, engage in certain asset sales, including sale and leaseback transactions, and merge, consolidate, transfer or dispose of all or substantially all assets. The indenture further requires us to offer to repurchase the Senior Notes at a price equal to 100.0% of the principal amount thereof plus accrued and unpaid interest, in the event that the net cash proceeds of certain asset sales are not reinvested in acquisitions, capital expenditures, or used to repay or otherwise reduce specified indebtedness within a specified period, to the extent the remaining net proceeds exceed a specified amount.

Each holder of the Senior Notes may require us to repurchase some or all of the Senior Notes held by such holder for cash upon the occurrence of a defined "change of control" event. Our ability to redeem the Senior Notes prior to maturity is subject to certain conditions, including in certain cases the payment of make-whole amounts.

We applied a portion of the net proceeds from the sale of the Senior Notes to fund the redemption on June 12, 2025 of all of our outstanding 5.75% Senior Notes due 2026 (having an aggregate principal amount of $350 million) at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued but unpaid interest to, but not including, the redemption date.

Contractual Obligations

A summary of our contractual obligations and commitments at December 31, 2025 is as follows:

	Payments Due by Period (in millions)									
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years	
Long-term debt	$	660.7	$	0.2	$	0.4	$	210.1	$	450.0
Interest on debt		204.3		27.6		55.1		55.1		66.5
Operating leases		76.9		15.4		24.9		17.2		19.4
Environmental liabilities		42.2		7.9		18.8		12.8		2.7
Total	$	984.1	$	51.1	$	99.2	$	295.2	$	538.6

The payments for long-term debt shown in the table above reflect the contractual principal amount for the Senior Notes. In our Consolidated Balance Sheet, these amounts are shown net of an unamortized debt discount of $5.4 million. Additional discussion regarding the Senior Notes and Amended Credit Agreement is included in this Management's Discussion and Analysis of Financial Condition and Results of Operations in "Liquidity and Capital Resources – Capital Resources," and in Note 11, "Debt," to the consolidated financial statements. The interest on debt represents the contractual interest coupon. It does not include the debt discount accretion, which also is a component of interest expense.

The estimated payments of environmental liabilities is based on information currently known to us. However, it is possible that these estimates will vary from actual results and it is possible that these estimates may be updated if new information becomes available in the future or if there are changes in the facts and circumstances related to these liabilities. Additional discussion regarding these liabilities is included earlier in this Management's Discussion and Analysis of Financial Condition and Results of Operations in "Contingencies – Environmental" and "Contingencies – Crucible Steel Corporation a/k/a Crucible, Inc.," and in Note 19, "Commitments and Contingencies," to the consolidated financial statements.

The table does not include obligations under our pension plans, which is included in Note 14, "Pension," to the consolidated financial statements.

Share Repurchase Program

Enpro's board of directors approved a two-year share repurchase authorization in October 2024, replacing the previous $50.0 million authorization that expired in October 2024. No shares were purchased under the prior repurchase program. Under the replacement authorization, which, other than the expiration date, is identical to the prior authorization, the Company may repurchase up to $50.0 million of shares in both open market and privately negotiated transactions. The Company's management is authorized to determine the timing and amount of any such repurchases based on its evaluation of market conditions, capital alternatives, and other factors. Repurchases may also be made under Rule 10b5-1 plans, which could result in the repurchase of shares during periods when the Company otherwise would be precluded from doing so under insider trading laws.

Dividends

On January 13, 2015, our board of directors adopted a policy under which it intends to declare regular quarterly cash dividends on Enpro's common stock, with the determination of whether to declare a dividend and the amount being considered each quarter, after taking into account our cash flow, earnings, cash position, financial position and other relevant matters. On February 13, 2025, we announced that our board of directors had increased the quarterly dividend to $0.31 per share, commencing with the dividend to be paid on March 19, 2025 to all shareholders of record as of March 5, 2025. Quarterly dividends paid in 2024 and 2023 were $0.30 and $0.29 per share, respectively. On February 13, 2026 we announced that our board of directors had increased the quarterly dividend to $0.32 per share, commencing with the dividend to be paid on March 18, 2026 to all shareholders of record as of March 5, 2025

Each of the Credit Agreement and the indenture governing the Senior Notes includes covenants restricting the payment of dividends, but includes a basket permitting the payment of cash dividends of up to $50.0 million per year under the Credit Agreement and $60.0 million per year under the indenture governing the Senior Notes. Other baskets may be available under that the agreement governing the Revolving Credit Facility and the indenture governing the Senior Notes to permit the payment of dividends in excess of the respective basket amount.

Critical Accounting Estimates

The preparation of our Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures pertaining to contingent assets and liabilities. Note 1, "Overview, Basis of Presentation, Significant Accounting Policies and Recently Issued Accounting Guidance," to the Consolidated Financial Statements describes the significant accounting policies used to prepare the Consolidated Financial Statements and recently issued accounting guidance. On an ongoing basis we evaluate our estimates, including, but not limited to, those related to bad debts, inventories, intangible assets, income taxes, warranty obligations, restructuring, pensions, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from our estimates.

We believe the following accounting estimates are the most critical. Some of them involve significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets of acquired businesses. Goodwill is not amortized, but instead is subject to annual impairment testing that is conducted each calendar year in the fourth quarter. Our annual impairment testing for all of our intangible assets is November 1 of each year.

The goodwill asset impairment test involves comparing the fair value of a reporting unit to its carrying amount. An impairment charge is recognized when the carrying amount exceeds the reporting unit's fair value; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. Interim tests during the year may be required if an event occurs or circumstances change (a "triggering event") that in management's judgment would more likely than not reduce the fair value of a reporting unit below its' carrying amount.

To estimate the fair value of the four of our five reporting units with goodwill balances remaining, we use both a discounted cash flow and a market valuation approach. The discounted cash flow approach uses cash flow projections and a discount rate to calculate the fair value of each reporting unit while the market approach relies on market multiples of similar companies. The key assumptions used for the discounted cash flow approach include projected revenues and profit margins, projected capital expenditures, changes in working capital, and the discount and tax rates. For the market approach, we select a group of peer companies that we believe are best representative of each reporting unit. We used a 75% weighting for the discounted cash flow valuation approach and a 25% weighting for the market valuation approach, reflecting our belief that the discounted cash flow valuation approach is a better indicator of a reporting unit's value since it reflects the specific cash flows anticipated to be generated in the future by the business.

In the second quarter of 2023, we determined the lower than previously projected actual and forecasted financial performance of our Alluxa reporting unit to be a triggering event for an interim goodwill impairment test. We determined the carrying value of our Alluxa reporting unit to exceed its fair value and, as a result, we impaired the remaining $60.8 million of goodwill related to Alluxa. Our Consolidated Balance Sheet at December 31, 2025, 2024, and 2023 reflects no goodwill related to Alluxa.

The fair value of our semiconductor reporting unit, included in the Advanced Surface Technologies segment significantly exceeded its carrying value as of November 1, 2025. All annual impairment tests of goodwill for the Semiconductor reporting unit performed during the 3-years ended December 31, 2025 indicated there was no impairment of goodwill for the Semiconductor reporting unit.

The fair value of the three reporting units of our Sealing Technologies segment all exceeded their respective carrying values as of November 1, 2025. All annual impairment tests of goodwill for these reporting units performed during the 3-years ended December 31, 2025 indicated there was no impairment of goodwill for the reporting units.

Annual assessments are conducted in the context of information that was reasonably available to us as of the date of the assessment including our best estimates of future sales volumes and prices; material and labor cost and availability; operational efficiency including the impact of projected capital asset additions, and the discount rates and tax rates. We will perform our next annual goodwill impairment tests as of November 1, 2026; or earlier, if adverse changes in circumstances result in our assessment that a triggering event has occurred at any of our reporting units and an interim test is required.

Other intangible assets are recorded at cost or, when acquired as a part of a business combination, at estimated fair value. These assets include customer relationships, patents and other technology-related assets, trademarks, licenses, and non-compete agreements. Intangible assets that have definite lives are amortized using a method that reflects the pattern in which the economic benefits of the assets are consumed or the straight-line method over estimated useful lives of 1 to 21 years.

Intangible assets with indefinite lives, which consist primarily of trade names and future products that were in development at the time of the acquisition of AMI in January 2024, are subject to at least annual impairment testing. The impairment testing for the indefinite lived trade names compares the fair value of the intangible asset with its carrying amount using the relief from royalty method. Key assumptions used in the relief from royalty method are projected revenues and royalty, discount, tax, and terminal growth rates. Impairment testing for these assets were conducted as of November 1 in 2025, 2024 and 2023 and indicated no impairment. Impairment testing related to the future products that were in development at the time of the acquisition of AMI compares the fair value of the intangible asset with its carrying value using a multi-period excess earnings method. Key assumptions used in the excess earnings method are projected revenues and profit margins, obsolescence factors, and tax, discount, and long-term growth rates. This testing was conducted as of November 1, 2025 and 2024, the first testing period after the asset was acquired, and indicated no impairment. Interim tests may be required if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying value or change the useful life of the asset. For additional information regarding the acquisition of AMI, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview as well as Note 2 to the Consolidated Financial Statements.

Many of the factors used in assessing fair value are outside the control of management, and it is reasonably likely that assumptions and estimates will change in future periods. These changes could result in future impairments. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" as well as Notes 1 and 8 to the Consolidated Financial Statements.

Business Combinations

Over the past several years, we have executed several strategic acquisitions, most of which are material. We utilize the acquisition method of accounting for business combinations. The estimated fair value of assets acquired and liabilities assumed in a business combination are included in our Consolidated Balance Sheet beginning on the acquisition date. We may evaluate these values and adjust our estimates up to one-year from the date the business was acquired.

We estimate the fair-value of the assets acquired and liabilities assumed in a business combination using various valuation methods that are appropriate for the specific business combination or the specific asset or liability being valued. Various techniques are used to determine the fair-value of intangible assets, which require judgement and often comprise a significant portion of total assets acquired in a business combination. We use the income approach to determine the fair-value of our intangible assets, primarily using the relief-from-royalty or multi-period excess earnings methods. Under these valuation approaches, we use key assumptions in valuing the assets, including projected revenues and profit margins, royalty rates, obsolescence factors, customer attrition rates, contributory asset charges, tax rates, discount rates and long-term growth rates. Any excess total consideration transferred in a business combination greater than the fair value of identifiable assets acquired net of liabilities assumed is recorded as goodwill.

For additional information regarding our acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview as well as Note 2 to the Consolidated Financial Statements.

Environmental

Although we believe past operations were in substantial compliance with the then applicable regulations, we or one or more of our subsidiaries are involved with various remediation activities or an investigation to determine responsibility for environmental conditions at 19 sites.

Our policy is to accrue environmental investigation and remediation costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. In general, due to uncertainties regarding, among other factors, changes to operating and monitoring requirements based on the ongoing performance of the remediation system and/or changes to applicable legal and regulatory requirements, we do not consider costs for remediation activities beyond five years to be reasonably estimable. To the extent that capital costs to be incurred more than five years out, such as costs for the construction or decommissioning of remediation systems, can be reasonably estimated such costs are included in our environmental reserves. For sites with multiple future projected cost scenarios for identified feasible investigation and remediation options where no one estimate is more likely than all the others, our policy is to accrue the lowest estimate among the range of estimates. The measurement of our liability is based on an evaluation of currently available facts with respect to each individual situation and takes into consideration factors such as existing technology, presently enacted laws and regulations and prior experience in the remediation of similar contaminated sites. Liabilities are established for all sites based on these factors. As assessments and remediation progress at individual sites, these liabilities are reviewed and adjusted to reflect additional technical data and legal information. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other parties potentially being fully or partially liable, technology and information related to individual sites, we do not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of our recorded liabilities.

We believe that our accruals for specific environmental liabilities are adequate based on currently available information. Based upon limited information regarding any incremental remediation or other actions that may be required at these sites, we cannot estimate any further loss or a reasonably possible range of loss related to these matters. Actual costs to be incurred in future periods may vary from estimates because of the inherent uncertainties in evaluating environmental exposures due to unknown and changing conditions, changing government regulations and legal standards regarding liability.

Income Taxes

We use the asset and liability method of accounting for income taxes. Temporary differences arising between the tax basis of an asset or liability and its carrying amount on the Consolidated Balance Sheet are used to calculate future income tax assets or liabilities. This method also requires the recognition of deferred tax benefits, such as net operating loss carryforwards. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered likely to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income (losses) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. A tax benefit from an uncertain tax position is recognized only if we believe it is more likely than not that the position will be sustained on its technical merits. If the recognition threshold for the tax position is met, only the portion of the tax benefit that we believe is greater than 50 percent likely to be realized is recorded. Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to closure of income tax examinations, statute expirations, new regulatory or judicial pronouncements, changes in tax laws, changes in projected levels of taxable income, future tax planning strategies, or other relevant events.

OECD/G20 Base Erosion and Profit Shifting Project - Pillar 2

The Organisation for Economic Co-operation and Development (the "OECD") introduced a framework to implement a global minimum corporate tax of 15%, referred to as Pillar Two, effective for tax years beginning in 2024. While it is uncertain whether the U.S. will enact legislation to adopt Pillar Two, certain countries in which we operate have enacted legislation to adopt Pillar Two. The adoption of Pillar Two had no impact on our income tax expense for the year ended December 31, 2025 and we expect there to be a minimal impact, if any, in subsequent years. Any impact would be accounted for as a period cost in the period in which it is incurred.

Impact of Pending Accounting Pronouncements

See Note 1, "Overview, Basis of Presentation, Significant Accounting Policies and Recently Issued Accounting Guidance," to our consolidated financial statements for a discussion of recently issued accounting guidance that we have not yet adopted.

Contingencies

A description of our contingencies is included in Note 19 to the Consolidated Financial Statements in this report, which is incorporated herein by reference.

Reconciliations of Non-GAAP Financial Measures to the Comparable GAAP Measures

We believe that it would be helpful to the readers of the financial statements to understand the impact of certain selected items on our reported income from continuing operations attributable to Enpro Inc. and diluted earnings per share attributable to Enpro Inc. continuing operations, including items that may recur from time to time. Accordingly, we have included a discussion of adjusted income from continuing operations attributable to Enpro Inc., including on a per share basis, adjusted EBITDA and total adjusted segment EBITDA in this report, each of which is a non-GAAP financial measure. The items adjusted for in these non-GAAP financial measures are those that are excluded by management in budgeting or projecting for performance in future periods, as they typically relate to events specific to the period in which they occur. Accordingly, these are some of the factors the Company uses in internal evaluations of the overall performance of its businesses. In addition, management believes these non-GAAP financial measures are commonly used financial measures for investors to evaluate the Company's operating performance and, when read in conjunction with the Company's consolidated financial statements, present a useful tool to evaluate the Company's ongoing operations and performance from period to period. Management acknowledges that there are many items that impact a company's reported results and the adjustments reflected in these non-GAAP financial measures are not intended to present all items that may have impacted these results. In addition, these non-GAAP measures are not necessarily comparable to similarly titled measures used by other companies.

A reconciliation of (i) income from continuing operations attributable to Enpro Inc. to adjusted income from continuing operations attributable to Enpro Inc., including on a per share basis, and (ii) income from continuing operations attributable to Enpro Inc. to adjusted EBITDA for the years ended December 31, 2025, 2024 and 2023 as set forth below.

Reconciliation of Adjusted Income from Continuing Operations Attributable to Enpro Inc.

(In Millions Except Per Share Amounts)	Years Ended December 31,					
	2025			2024		
	$	Average common shares outstanding, diluted	Per Share	$	Average common shares outstanding, diluted	Per Share
Income from continuing operations attributable to Enpro Inc.	$ 40.5	21.2	$1.91	$ 72.9	21.1	$3.45
Income tax expense	17.1			21.5		
Income from continuing operations before income taxes	57.6			94.4		
Adjustments from selling, general, and administrative:						
Acquisition expense	8.5			4.3		
Amortization of acquisition-related intangible assets	77.4			75.9		
Adjustments from other operating expense and cost of sales:						
Restructuring and impairment expense, net	2.5			6.2		
Amortization of the fair value adjustment to acquisition date inventory	2.2			1.7		
Adjustments from other non-operating expense						
Environmental reserve adjustments	5.6			5.7		
Costs associated with previously disposed businesses	2.3			1.4		
Pension expense (non-service cost)	2.6			0.1		
Loss on extinguishment of debt	1.7			—		
Foreign exchange losses related to the divestiture of a discontinued operation	0.4			1.8		
Long-term promissory note adjustment[1]	(4.5)			4.5		
Loss on pension settlement[2]	67.2			—		
Other adjustments						
Other	0.5			(0.1)		
Adjusted income from continuing operations before income taxes	224.0			195.9		
Adjusted tax expense	(56.0)			(49.0)		
Adjusted income from continuing operations attributable to Enpro Inc.	$ 168.0	21.2	$7.91 [3]	$146.9	21.1	$6.96 [3]

Restructuring and impairment expense, net in the table above for the year ended December 31, 2025, includes income related to gains on the sale of fixed assets as a result of restructuring actions.

	Year Ended December 31,		
	2023		
(In Millions Except Per Share Amounts)	$	Average common shares outstanding, diluted	Per Share
Income from continuing operations attributable to Enpro Inc.	$ 10.8	21.0	$ 0.51
Net loss attributable to redeemable non-controlling interests	(3.9)		
Income tax expense	30.8		
Income from continuing operations before income taxes	37.7		
Adjustments from selling, general, and administrative:			
Acquisition expense	1.1		
Non-controlling interest compensation allocation	(0.3)		
Amortization of acquisition-related intangible assets	68.4		
Adjustments from other operating expense and cost of sales:			
Restructuring and impairment expense	5.0		
Adjustments from other non-operating expense			
Environmental reserve adjustments	2.9		
Costs associated with previously disposed businesses	1.7		
Pension expense (non-service cost)	1.5		
Goodwill impairment	56.5		
Foreign exchange losses related to the divestiture of a discontinued operation	2.2		
Other adjustments			
Other	0.8		
Adjusted income from continuing operations before income taxes	177.5		
Adjusted tax expense	(44.4)		
Income from redeemable non-controlling interest, net of taxes	3.9		
Adjusted income from continuing operations attributable to Enpro Inc.	$137.0	21.0	6.54 [3]

Adjustments in the tables above only reflect amounts attributable to Enpro Inc.

[1]We received a long-term promissory note in connection to the sale of a divested business. As part of our regular review of the note, in the first quarter of 2024, we concluded a reserve was needed for expected future credit losses. In the fourth quarter of 2025, the obligor of the note refinanced all of its long-term debt, which led to the repayment of the note in full, and a recovery of the corresponding loss.

[2]The termination and settlement process for our defined benefit pension plan in the United States was substantially completed in the fourth quarter of 2025, resulting in the recognition of a settlement loss to recognize actuarial losses previously deferred in accumulated other comprehensive income on our consolidated balance sheet.

[3]Adjusted diluted earnings per share, which amounts were calculated by dividing by the weighted-average shares of diluted common stock outstanding during the periods.

The adjusted income tax expense presented above is calculated using a normalized company-wide effective tax rate excluding discrete items of 25.0%. Per share amounts were calculated by dividing by the weighted-average shares of diluted common stock outstanding during the periods.

Reconciliation of Income from Continuing Operations Attributable to Enpro Inc. to Adjusted EBITDA

	Years Ended December 31,		
(In Millions)	2025	2024	2023
Income from continuing operations attributable to Enpro Inc.	$ 40.5	$ 72.9	$ 10.8
Net loss attributable to redeemable non-controlling interests	—	—	(3.9)
Income from continuing operations	40.5	72.9	6.9
Adjustments to arrive at earnings before interest, income taxes, depreciation, amortization, and other selected items (" Adjusted EBITDA"):			
Interest expense, net	28.2	34.5	30.1
Income tax expense	17.1	21.5	30.8
Depreciation and amortization expense	102.8	100.3	94.5
Restructuring and impairment expense, net	2.5	6.2	5.0
Environmental reserve adjustments	5.6	5.7	2.9
Costs associated with previously disposed businesses	2.3	1.4	1.7
Acquisition expense	8.5	4.3	1.1
Pension expense (non-service cost)	2.6	0.1	1.5
Non-controlling interest compensation allocations	—	—	(0.3)
Amortization of the fair value adjustment to acquisition date inventory	2.2	1.7	—
Loss on extinguishment of debt	1.7	—	—
Goodwill impairment	—	—	60.8
Foreign exchange losses related to the divestiture of a discontinued operation	0.4	1.8	2.2
Long-term promissory note adjustment[1]	(4.5)	4.5	—
Loss on pension settlement[2]	67.2	—	—
Other	0.5	(0.1)	0.8
Adjusted EBITDA	$ 277.6	$ 254.8	$ 238.0

Restructuring and impairment expense, net in the table above for the year ended December 31, 2025, includes income related to gains on the sale of fixed assets as a result of restructuring actions.

[1]We received a long-term promissory note in connection to the sale of a divested business. As part of our regular review of the note, in the first quarter of 2024, we concluded a reserve was needed for expected future credit losses. In the fourth quarter of 2025, the obligor of the note refinanced all of its long-term debt, which led to the repayment of the note in full, and a recovery of the corresponding loss.

[2]The termination and settlement process for our defined benefit pension plan in the United States was substantially completed in the fourth quarter of 2025, resulting in the recognition of a settlement loss to recognize actuarial losses previously deferred in accumulated other comprehensive income on our consolidated balance sheet.

Adjusted EBITDA as presented in the table above also represents the amount defined as "EBITDA" under the Indenture.

The reconciliation of income from continuing operations attributable to Enpro Inc. to total adjusted segment EBITDA for the years ended December 31, 2025, 2024, and 2023 is included in "—Results of Operations."

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in foreign currency exchange rates and interest rates that could affect our financial condition, results of operations and cash flows. We manage our exposure to these and other market risks through normal operating and financing activities and through the use of derivative financial instruments. We intend to use derivative financial instruments as risk management tools and not for speculative investment purposes.

Interest Rate Risk

We are exposed to interest rate risk as a result of our outstanding debt obligations. The table below provides information about the maturities of our fixed rate debt obligations as of December 31, 2025. The table represents principal cash flows (in millions) and related weighted average interest rates by the contractual maturity dates.

	2026	2027	2028	2029	Thereafter	Total	Fair Value
Fixed rate debt	$ 0.2	$ 0.2	$ 0.2	$ 0.1	$ 450.0	$ 450.7	$ 465.1
Average interest rate	4.6 %	4.6 %	4.3 %	4.4 %	6.1%	6.1 %	

The table above excludes unamortized debt discount of $5.4 million at December 31, 2025.

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances on our foreign subsidiaries' balance sheets, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. We strive to control our exposure to these risks through our normal operating activities and, where appropriate, through derivative instruments. We periodically enter into contracts to hedge forecasted transactions that are denominated in foreign currencies. As part of our regular practice, we entered into a forward contract to hedge a 95 million Euro exposure on an intercompany note agreement related to proceeds from the sale of our former GGB business, allocated to foreign subsidiaries. The notional amount of these foreign exchange contracts was $103.7 million and $110.5 million as of December 31, 2024 and 2023, respectively. This intercompany note and the corresponding foreign exchange contracts were both settled in March 2025.

Commodity Risk

We source a wide variety of materials and components from a network of global suppliers. While such materials are typically available from numerous suppliers, commodity raw materials such as steel, engineered plastics, copper and polymers, are subject to price fluctuations, which could have a negative impact on our results. We strive to pass along such commodity price increases to customers to avoid profit margin erosion and utilize lean initiatives to further mitigate the impact of commodity raw material price fluctuations as we achieve improved efficiencies. We do not hedge commodity risk with any market risk sensitive instruments.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ENPRO INC.
Index to Consolidated Financial Statements

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). The purpose of our disclosure controls and procedures is to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, including this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based on the controls evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified, and that such information is accumulated and communicated to management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

We carried out an evaluation, under the supervision and with the participation of our chief executive officer and our chief financial officer, of the effectiveness of our internal control over financial reporting as of the end of the period covered by this report. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the *Internal Control-Integrated Framework* (2013). Based on our assessment, we have concluded, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria.

This assessment did not include Overlook and AlpHa because they were acquired in purchase business combinations in 2025. Combined total assets and total net sales of these acquisitions represented approximately 2% and 1% of our total assets and total net sales, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report on Form 10-K.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2025 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

During the three months ended December 31, 2025, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or adopted or terminated a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K).

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning our directors and officers appearing under the captions "Election of directors," "Corporate governance policies and practices," and information under the caption "Beneficial ownership of our common stock; – Delinquent Section 16(a) reports" in our definitive proxy statement for the 2026 annual meeting of shareholders is incorporated herein by reference.

We have adopted a written code of business conduct (the "Code") that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code is available on our Internet site at www.enpro.com. We intend to disclose on our Internet site any substantive changes to the Code and any waivers granted under the Code to the specified officers.

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company also follows procedures for the repurchase of its securities. The Company believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. The Company's insider trading policy is filed as Exhibit 19 to this Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

The information set forth under the captions "Compensation and Human Resources Committee report on executive compensation," "Compensation discussion and analysis" and "Executive compensation" (other than the information appearing under the heading "Payment versus performance") in our definitive proxy statement for the 2026 annual meeting of shareholders is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security ownership data appearing under the caption "Beneficial ownership of our common stock" in our definitive proxy statement for the 2026 annual meeting of shareholders is incorporated herein by reference.

The table below contains information as of December 31, 2025, with respect to our compensation plans and arrangements (other than our tax-qualified plans) under which we have options, warrants or rights to receive equity securities authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	446,342[1]	$152.30[2]	1,022,651
Equity compensation plans not approved by security holders	—	—	—
Total	446,342[1]	$152.30[2]	1,022,651

(1)   Includes shares issuable under restricted share unit awards and under performance share awards granted under our shareholder-approved equity compensation plans. This amount includes shares payable at the maximum level for performance share awards for the 2023 – 2025, 2024 – 2026, and 2025 - 2027 performance cycles. Performance cycles are settled in shares.

(2)   The weighted average exercise price does not take into account awards of phantom shares or restricted share units. Information with respect to these awards is incorporated by reference to the information appearing under the captions "Corporate governance policies and practices — Director compensation," "Compensation discussion and analysis — 2025 executive compensation decisions in detail —Long-term compensation and "Executive compensation — Grants of plan based awards — Restricted stock unit awards" in our definitive proxy statement for the 2026 annual meeting of shareholders.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning the independence of our directors is set forth under the caption, "Corporate governance policies and practices – Director independence" in our definitive proxy statement for the 2026 annual meeting of shareholders and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information appearing under the caption "Independent registered public accounting firm" in our definitive proxy statement for the 2026 annual meeting of shareholders is incorporated herein by reference.


PART IV


ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this report:

    1.   Financial Statements

The financial statements filed as part of this report are listed in Part II, Item 8 of this report on the Index to Consolidated Financial Statements.

    2.   Financial Statement Schedule

Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2025, 2024 and 2023 appears on page 97.

Other schedules are omitted because of the absence of conditions under which they are required or because the required information is provided in the Consolidated Financial Statements or notes thereto.

    3.   Exhibits

The exhibits to this report on Form 10-K are listed in the Exhibit Index appearing on pages 45 to 47.

ITEM 16.   FORM 10-K SUMMARY

None

2.1   Equity Purchase Agreement dated as of September 5, 2022 between EnPro Holdings, Inc. EnPro Luxembourg Holding Company S.A.R.L., EnPro German Holding GmbH, Coltec Industries Pacific PTE. LTD. and Garlock GmbH and The Timken Company, Groeneveld-Beka GmbH, Groeneveld-Beka France S.a.r.l and Timken Europe B.V. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8 K filed by the Company on September 6, 2022 (File No. 001-31225))

2.2   Put Option Agreement dated as of September 5, 2022 between EnPro Holdings, Inc., EnPro Luxembourg Holding Company S.a.r.l., The Timken Company and Groeneveld-Beka France S.a.r.l. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8 K filed by the Company on September 6, 2022 (File No. 001-31225))

2.3   Stock Purchase Agreement dated as of December 22, 2023 among AMI Holdco, Inc., EnPro Holdings, Inc., the Sellers party thereto and McNally Capital - AMI SPV, LLC, as Sellers' Representative (incorporated by reference to Exhibit 2.9 to the Form 10-K for the year ended December 31, 2023 filed by the Company (File No. 001-31225))

3.1   Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Form 10-K for the year ended December 31, 2023 filed by the Company (File No. 001-31225))

3.2   Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Form 8-K filed on December 4, 2023 by the Company (File No. 001-31225))

4.1   Form of certificate representing shares of common stock, par value $0.01 per share of the Company (incorporated by reference to Exhibit 4.1 to the Form 10-K for the year ended December 31, 2023 filed by the Company (File No. 001-31225))

4.2   Indenture dated as of May 29, 2025 among Enpro Inc., the Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enpro Inc. on May 29, 2025 (File No. 001-31225))

4.3   Description of Capital Stock (incorporated by reference to Exhibit 4.3 to the Form 10-K for the year ended December 31, 2023 filed by the Company (File No. 001-31225))

10.1   Third Amended and Restated Credit Agreement dated as of December 17, 2021 among the Company and EnPro Holdings, Inc., as borrowers, certain foreign subsidiaries of the Company from time to time party thereto, as designated borrowers, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on December 17, 2021 by the Company (File No. 001-31225))

10.2   First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2022 among the Company, EnPro Holdings, Inc., the Guarantors party hereto, the Lenders party hereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit 10.2 to the Form 10-K for the year ended December 31, 2022 filed by the Company (File No. 001-31225))

10.3   Second Amendment to Third Amended and Restated Credit Agreement dated as of April 9, 2025 among Enpro Inc., EnPro Holdings, Inc., the Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enpro Inc. on April 10, 2025 (File No. 001-31225))

10.4   Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.5 to Amendment No. 3 of the Registration Statement on Form 10 of the Company (File No. 001-31225))

10.5+   Enpro Inc. Amended and Restated 2020 Equity Compensation Plan (incorporated by reference to Appendix B to the definitive proxy statement on Schedule 14A filed by Enpro Inc. on March 24, 2025 (File No. 001-31225))

10.6+   Amended and Restated 2002 Equity Compensation Plan (2016 Amendment and Restatement) (incorporated by reference to Annex A to the Proxy Statement on Schedule 14A filed by the Company on March 31, 2016 (File No. 001-31225))

10.7+   Senior Executive Annual Performance Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A dated March 23, 2017 filed by the Company (File No. 001-31225))

10.8+   Long-Term Incentive Plan (2016 Amendment and Restatement) (incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A dated March 23, 2017 filed by the Company (File No. 001-31225))

10.9+	Management Stock Purchase Deferral Plan (2019 Amendment and Restatement) incorporated by reference to Exhibit 10.2 to the Form 10-Q for the period ended March 31, 2019 filed by the Company (File No. 001-31225)
10.10+	Form of Phantom Shares Award Grant for Outside Directors (2020 Equity Compensation Plan) (incorporated by reference to Exhibit 10.10 to the Form 10-K for the year ended December 31, 2020 filed by the Company (File No. 001-31225))
10.11+	Form of Restricted Share Units Award Agreement (2020 Equity Compensation Plan) (Revised 2023) (incorporated by reference to Exhibit 10.11 to the Form 10-K for the year ended December 31, 2022 filed by the Company (File No. 001-31225))
10.12+	Form of Long-Term Incentive Plan Award Agreement (Performance Share Award—Stock Settled) (2020 Equity Compensation Plan) (Revised 2023, as corrected) (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2023 filed by the Company (File No. 001-31225))
10.13+	Form of Notice of Grant of Stock Options and Stock Option Agreement (2020 Equity Compensation Plan) (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2020 filed by the Company (File No. 001-31225))
10.14+	Form of Restricted Share Units Award Agreement (2020 Equity Compensation Plan) (Revised 2024) (incorporated by reference to Exhibit 10.15 to the Form 10-K for the year ended December 31, 2023 filed by the Company (File No. 001-31225))
10.15+	Form of Notice of Grant of Stock Options and Stock Option Agreement (2020 Equity Compensation Plan) (Incentive Stock Option) (Revised 2024) (incorporated by reference to Exhibit 10.16 to the Form 10-K for the year ended December 31, 2023 filed by the Company (File No. 001-31225))
10.16+	Form of Notice of Grant of Stock Options and Stock Option Agreement (2020 Equity Compensation Plan) (Nonqualified Stock Option) (Revised 2024) (incorporated by reference to Exhibit 10.17 to the Form 10-K for the year ended December 31, 2023 filed by the Company (File No. 001-31225))
10.17+	Form of Performance Share Award Agreement (Stock Settled) (2020 Equity Compensation Plan) (Revised 2024) (incorporated by reference to Exhibit 10.18 to the Form 10-K for the year ended December 31, 2023 filed by the Company (File No. 001-31225))
10.18+	Form of Phantom Shares Award Grant for Outside Directors (2002 Equity Compensation Plan) (incorporated by reference to Exhibit 10.7 to the Form 10-K for the year ended December 31, 2012 filed by the Company (File No. 001-31225))
10.19+	Form Restricted Share Units Award Agreement (2002 Equity Compensation Plan) (incorporated by reference to Exhibit No. 10.10 to the Form 10-K for the year ended December 31, 2015 filed by the Company (File No. 001-31225))
10.20+	Deferred Compensation Plan (as amended and restated effective January 1, 2010) (incorporated by reference to Exhibit 10.16 to the Form 10-K for the year ended December 31, 2013 filed by the Company (File No. 001-31225))
10.21+	Amendment dated December 12, 2014 to Deferred Compensation Plan (as amended and restated effective January 1, 2010) (incorporated by reference to Exhibit 10.17 to the Form 10-K for the year ended December 31, 2014 filed by the Company (File No. 001-31225))
10.22+	Deferred Compensation Plan for Non-Employee Directors (as amended and restated effective January 1, 2016) (incorporated by reference to Exhibit 10.19 to the Form 10-K for the year ended December 31, 2015 filed by the Company (File No. 001-31225))
10.23+	Outside Directors' Phantom Share Plan (incorporated by reference to Exhibit 10.14 to the Form 10-K for the year ended December 31, 2002 filed by the Company (File No. 001-31225))
10.24+	Form of Management Continuity Agreement replacing Management Continuity Agreements in force in 2024 (incorporated by reference to Exhibit 10.26 to the Form 10-K for the year ended December 31, 2024 filed by the Company (File No . 001-31225))
10.25+	Form of Management Continuity Agreement to be entered into after 2024 (incorporated by reference to Exhibit 10.27 to the Form 10-K for the year ended December 31, 2024 filed by the Company (File No . 001-31225))
10.26	Senior Officer Severance Plan (effective as of June 5, 2017) (incorporated by reference to Exhibit 10.31 to the Form 10-K for the year ended December 31, 2017 filed by the Company (File No. 001-31225))

19	Insider Trading Policy (incorporated by reference to Exhibit 19 to the Form 10-K for the year ended December 31, 2024 filed by the Company (File No. 001-31225))
21*	List of Subsidiaries
23.1*	Consent of PricewaterhouseCoopers LLP
24.1*	Power of Attorney from William Abbey
24.2*	Power of Attorney from Allison K. Aden
24.3*	Power of Attorney from Thomas M. Botts
24.4*	Power of Attorney from Felix M. Brueck
24.5*	Power of Attorney from Adele M. Gulfo
24.6*	Power of Attorney from Ronald C. Keating
24.7*	Power of Attorney from David L. Hauser
24.8*	Power of Attorney from John Humphrey
24.9*	Power of Attorney from Judith A. Reinsdorf
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a)/15d – 14(a)
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a)/15d – 14(a)
32*	Certification pursuant to Section 1350
97	Dodd-Frank Clawback Policy (incorporated by reference to Exhibit 97 to the Form 10-K for the year ended December 31, 2023 filed by the Company (File No. 001-31225))
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Interactive Data Files submitted as Exhibits 101.*)

*	Items marked with an asterisk are filed herewith.
+	Management contract or compensatory plan required to be filed under Item 15(c) of this report and Item 601 of Regulation S-K of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, North Carolina on the 19th day of February, 2026.

ENPRO INC.

By: _____/s/ Robert S. McLean_____

Robert S. McLean

Executive Vice President, Chief Administrative Officer and General Counsel

By: _____/s/ Steven R. Bower_____

Steven R. Bower

Senior Vice President, Controller and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, or in their behalf by their duly appointed attorney-in-fact, on behalf of the registrant in the capacities and on the date indicated.

<u>Signatures</u>	<u>Title</u>	<u>Date</u>
/s/ Eric A. Vaillancourt Eric A. Vaillancourt	President and Chief Executive Officer (Principal Executive Officer) and Director	February 19, 2026
/s/ Joseph F. Bruderek Joseph F. Bruderek	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 19, 2026
/s/ Steven R. Bower Steven R. Bower	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 19, 2026
/s/ David L. Hauser David L. Hauser*	Chairman of the Board and Director	February 19, 2026
/s/ William Abbey William Abbey*	Director	February 19, 2026
/s/ Allison K. Aden Allison K. Aden*	Director	February 19, 2026
/s/ Thomas M. Botts Thomas M. Botts*	Director	February 19, 2026
/s/ Felix M. Brueck Felix M. Brueck*	Director	February 19, 2026
/s/ Adele M. Gulfo Adele M. Gulfo*	Director	February 19, 2026
/s/ Ronald C. Keating Ronald C. Keating*	Director	February 19, 2026
/s/ John Humphrey John Humphrey*	Director	February 19, 2026
/s/ Judith A. Reinsdorf Judith A. Reinsdorf*	Director	February 19, 2026

* By: _____/s/ Robert S. McLean_____

Robert S. McLean, Attorney-in-Fact

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Enpro Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Enpro Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Overlook Industries, Inc. ("Overlook") and AlpHa Measurement Holdings, LLC ("AlpHa") from its assessment of internal control over financial reporting as of December 31, 2025 because they were acquired by the Company in purchase business combinations during 2025. We have also excluded Overlook and AlpHa from our audit of internal control over financial reporting. Overlook and AlpHa are wholly-owned subsidiaries whose total assets and total net sales excluded from management's assessment and our audit of internal control over financial reporting collectively represent approximately 2% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Annual Goodwill Impairment Test – Semiconductor Reporting Unit

As described in Notes 1 and 8 to the consolidated financial statements, the Company's consolidated goodwill balance was $1,064.8 million as of December 31, 2025, and the goodwill associated with the Semiconductor reporting unit was $532.2 million. Goodwill is not amortized, but instead is subject to impairment testing that is conducted at least annually each calendar year in the fourth quarter. Interim tests during the year may be required if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The goodwill asset impairment test involves comparing the fair value of a reporting unit to its carrying amount. An impairment charge is recognized when the carrying amount exceeds the reporting unit's fair value. The annual impairment test of goodwill for the Semiconductor reporting unit indicated there was no impairment of goodwill. To estimate the fair value of the reporting unit, management uses both a discounted cash flow and a market valuation approach. The key assumptions used for the discounted cash flow include projected revenues and profit margins, projected capital expenditures, changes in working capital, discount rates, and tax rates.

The principal considerations for our determination that performing procedures relating to the annual goodwill impairment test of the Semiconductor reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Semiconductor reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to projected revenues and profit margins; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's annual goodwill impairment test, including controls over the valuation of the Semiconductor reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Semiconductor reporting unit; (ii) evaluating the appropriateness of the discounted cash flow approach used by management; (iii) testing the completeness and accuracy of the underlying data used in the discounted cash flow approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to projected revenues and profit margins. Evaluating management's assumptions related to projected revenues and profit margins involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Semiconductor reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the discounted cash flow approach.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 19, 2026
We have served as the Company's auditor since 2004.

ENPRO INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2025, 2024 and 2023
(in millions, except per share data)

	2025	2024	2023
Net sales	$ 1,143.3	$ 1,048.7	$ 1,059.3
Cost of sales	655.8	603.9	632.5
Gross profit	487.5	444.8	426.8
Operating expenses:			
Selling, general and administrative	323.4	296.3	284.2
Goodwill impairment	—	—	60.8
Other	2.5	6.2	5.0
Total operating expenses	325.9	302.5	350.0
Operating income	161.6	142.3	76.8
Interest expense	(34.0)	(40.9)	(45.0)
Interest income	5.8	6.4	14.9
Loss on pension settlement	(67.2)	—	—
Other expense, net	(8.6)	(13.4)	(9.0)
Income from continuing operations before income taxes	57.6	94.4	37.7
Income tax expense	(17.1)	(21.5)	(30.8)
Income from continuing operations	40.5	72.9	6.9
Income from discontinued operations, including gain on sale, net of taxes	—	—	11.4
Net income	40.5	72.9	18.3
Less: net loss attributable to redeemable non-controlling interests	—	—	(3.9)
Net income attributable to Enpro Inc.	$ 40.5	$ 72.9	$ 22.2
Income attributable to Enpro Inc. common shareholders:			
Income from continuing operations, net of tax	$ 40.5	$ 72.9	$ 10.8
Income from discontinued operations, net of tax	—	—	11.4
Net income attributable to Enpro Inc.	$ 40.5	$ 72.9	$ 22.2
Basic earnings per share attributable to Enpro Inc.:			
Continuing operations	$ 1.92	$ 3.48	$ 0.52
Discontinued operations	—	—	0.54
Net income per share	$ 1.92	$ 3.48	$ 1.06
Diluted earnings per share attributable to Enpro Inc.:			
Continuing operations	$ 1.91	$ 3.45	$ 0.51
Discontinued operations	—	—	0.54
Net income per share	$ 1.91	$ 3.45	$ 1.05

See notes to Consolidated Financial Statements.

ENPRO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2025, 2024 and 2023
(in millions)

	2025	2024	2023
Net income attributable to Enpro Inc.	$ 40.5	$ 72.9	$ 22.2
Other comprehensive income:			
Foreign currency translation adjustments	23.7	(28.4)	11.0
Pension and postretirement benefits adjustment (excluding amortization)	11.5	(19.5)	(2.6)
Pension settlements and curtailments	66.3	—	0.3
Amortization of pension and postretirement benefits included in net income	1.9	1.6	0.7
Other comprehensive income (loss), before tax	103.4	(46.3)	9.4
Income tax benefit (expense) related to items of other comprehensive income	(16.1)	3.1	1.7
Other comprehensive income (loss), net of tax attributable to Enpro Inc.	87.3	(43.2)	11.1
Comprehensive income attributable to Enpro Inc.	$ 127.8	$ 29.7	$ 33.3

See notes to Consolidated Financial Statements.

ENPRO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2025, 2024 and 2023
(in millions)

	2025	2024	2023
OPERATING ACTIVITIES OF CONTINUING OPERATIONS			
Net income	$ 40.5	$ 72.9	$ 18.3
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Income from discontinued operations, net of taxes	—	—	(11.4)
Taxes related to sale of discontinued operations	—	—	(3.3)
Depreciation	24.7	23.9	24.5
Amortization	78.1	76.4	70.0
Loss on pension settlement	67.2	—	—
Goodwill impairment	—	—	60.8
Deferred income taxes	(15.0)	(18.4)	(7.7)
Stock-based compensation	13.5	12.0	9.8
Other non-cash adjustments	3.8	13.7	4.6
Change in assets and liabilities, net of effects of acquisitions and divestitures of businesses:			
Accounts receivable, net	(5.4)	1.6	21.6
Inventories	6.1	6.3	10.3
Accounts payable	(4.3)	(5.4)	(5.2)
Income taxes, net	(9.9)	2.0	24.2
Other current assets and liabilities	(6.3)	(7.6)	(5.8)
Other non-current assets and liabilities	8.2	(14.5)	(2.3)
Net cash provided by operating activities of continuing operations	201.2	162.9	208.4
INVESTING ACTIVITIES OF CONTINUING OPERATIONS			
Purchases of property, plant and equipment	(42.0)	(29.1)	(33.9)
Payments for capitalized internal-use software	(6.1)	(3.8)	(0.4)
Proceeds from sale of businesses	7.5	—	25.9
Payments for acquisitions, net of cash acquired	(273.9)	(209.4)	—
Purchase of short-term investments	(3.4)	—	(35.8)
Redemption of short-term investments	—	—	35.8
Other	1.0	0.8	1.0
Net cash used in investing activities of continuing operations	(316.9)	(241.5)	(7.4)
FINANCING ACTIVITIES OF CONTINUING OPERATIONS			
Proceeds from debt	930.0	52.5	—
Repayments of debt, including premiums to par value	(911.6)	(60.6)	(145.1)
Acquisition of non-controlling interests of Enpro subsidiaries	—	(18.3)	—
Debt issuance costs	(8.0)	—	—
Dividends paid	(26.2)	(25.3)	(24.3)
Other	(1.6)	1.2	(1.5)
Net cash used in financing activities of continuing operations	(17.4)	(50.5)	(170.9)
CASH FLOWS OF DISCONTINUED OPERATIONS			
Operating cash flows	—	—	(0.6)
Net cash used in discontinued operations	—	—	(0.6)
Effect of exchange rate changes on cash and cash equivalents	11.5	(4.4)	5.9
Net increase (decrease) in cash and cash equivalents	(121.6)	(133.5)	35.4
Cash and cash equivalents at beginning of year	236.3	369.8	334.4
Cash and cash equivalents at end of year	$ 114.7	$ 236.3	$ 369.8

	2025	2024	2023
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 33.5	$ 38.9	$ 43.3
Income taxes, net of refunds received	$ 41.4	$ 36.1	$ 17.2
Non-cash investing and financing activities			
Non-cash acquisitions of property, plant and equipment	$ 12.2	$ 5.9	$ 0.2
Non-cash acquisitions of capitalized internal-use software	$ 0.9	$ 0.8	$ —

See notes to Consolidated Financial Statements.

ENPRO INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024
(in millions, except share amounts)

		2025		2024
ASSETS				
Current assets				
Cash and cash equivalents	$	114.7	$	236.3
Accounts receivable, less allowance for doubtful accounts of $2.0 in 2025 and of $1.0 in 2024		134.1		115.9
Inventories		153.8		138.8
Prepaid expenses and other current assets		35.1		21.3
Total current assets		437.7		512.3
Property, plant and equipment, net		221.5		193.2
Goodwill		1,064.8		896.2
Other intangible assets, net		823.5		790.3
Other assets		115.5		99.5
Total assets	$	2,663.0	$	2,491.5
LIABILITIES AND EQUITY				
Current liabilities				
Current maturities of long-term debt	$	0.2	$	16.0
Accounts payable		71.6		66.0
Accrued expenses		116.9		116.0
Total current liabilities		188.7		198.0
Long-term debt		655.1		624.1
Deferred income taxes		143.4		126.9
Other liabilities		131.9		113.9
Total liabilities		1,119.1		1,062.9
Commitments and contingent liabilities				
Shareholders' equity				
Common stock – $.01 par value; 100,000,000 shares authorized; issued 21,240,597 shares at December 31, 2025 and 21,185,581 shares at December 31, 2024		0.2		0.2
Additional paid-in capital		333.3		319.4
Retained earnings		1,189.7		1,175.6
Accumulated other comprehensive income (loss)		21.9		(65.4)
Common stock held in treasury, at cost – 174,546 shares at December 31, 2025 and 176,684 shares at December 31, 2024		(1.2)		(1.2)
Total shareholders' equity		1,543.9		1,428.6
Total liabilities and equity	$	2,663.0	$	2,491.5

See notes to Consolidated Financial Statements.

ENPRO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2025, 2024 and 2023
(dollars and shares in millions, except per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Permanent Shareholders' Equity	Redeemable non-controlling interest
	Shares	Amount						
Balance, December 31, 2022	20.8	$ 0.2	$ 299.2	$ 1,130.2	$ (33.3)	$ (1.2)	$ 1,395.1	$ 17.9
Net income	—	—	—	22.2	—	—	22.2	(3.9)
Other comprehensive income	—	—	—	—	11.1	—	11.1	—
Dividends ($1.16 per share)	—	—	—	(24.4)	—	—	(24.4)	—
Incentive plan activity	0.2	—	9.6	—	—	—	9.6	—
Other	—	—	(3.9)	—	—	—	(3.9)	3.9
Balance, December 31, 2023	21.0	0.2	304.9	1,128.0	(22.2)	(1.2)	1,409.7	17.9
Net income	—	—	—	72.9	—	—	72.9	—
Other comprehensive loss	—	—	—	—	(43.2)	—	(43.2)	—
Dividends ($1.20 per share)	—	—	—	(25.3)	—	—	(25.3)	—
Incentive plan activity	—	—	14.5	—	—	—	14.5	—
Acquisition of Alluxa non-controlling interests	—	—	—	—	—	—	—	(17.9)
Balance, December 31, 2024	21.0	0.2	319.4	1,175.6	(65.4)	(1.2)	1,428.6	—
Net income	—	—	—	40.5	—	—	40.5	—
Other comprehensive income	—	—	—	—	87.3	—	87.3	—
Dividends ($1.24 per share)	—	—	—	(26.4)	—	—	(26.4)	—
Incentive plan activity	0.1	—	13.9	—	—	—	13.9	—
Balance, December 31, 2025	21.1	$ 0.2	$ 333.3	$ 1,189.7	$ 21.9	$ (1.2)	$ 1,543.9	$ —

See notes to Consolidated Financial Statements.

1. **Overview, Basis of Presentation, and Significant Accounting Policies**

Overview

Enpro Inc. ("we," "us," "our," "Enpro," or the "Company") is a leading-edge industrial technology company focused on critical applications across a diverse group of growing end markets such as semiconductor, industrial process, commercial vehicle, sustainable power generation, aerospace, food and pharmaceutical, photonics and life sciences. The Company is a leader in applied engineering and designs, develops, manufactures, and markets proprietary, value-added products and solutions that contribute key functionality or safeguard a variety of critical environments.

Over the past several years, we have executed several strategic initiatives to focus the portfolio of businesses where we offer proprietary, industrial technology-related products and solutions with high barriers to entry, compelling margins, strong cash flow, and perpetual recurring/aftermarket revenue streams in markets with favorable secular tailwinds.

Basis of Presentation

The Consolidated Financial Statements reflect the accounts of the Company and our majority-owned and controlled subsidiaries. All intercompany accounts and transactions between our consolidated operations have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures regarding contingent assets and liabilities at period end and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies

Business Combinations - We utilize the acquisition method of accounting for all business combinations which requires us to estimate the fair value of assets acquired and liabilities assumed. We may adjust these estimates up to one year from the date the business was acquired. Valuations of intangible assets acquired in a business combination require judgment and often comprise a significant portion of the total assets acquired. We use the income approach to determine the fair value of our intangible assets, primarily using the relief-from-royalty or multi-period excess earnings method. Under these valuation approaches, we use assumptions in valuing the assets, including projected revenues and profit margins, royalty rates, obsolescence factors, customer attrition rates, contributory asset charges, tax rates, discount rates and long-term growth rates. Any excess total consideration transferred in a business combination greater than the fair value of identifiable assets acquired net of liabilities assumed is recorded as goodwill. Acquisition-related costs are expensed as incurred.

Revenue Recognition – The largest stream of revenue is product revenue for shipments of the various products discussed further in Note 18, "Business Segment Information," along with a smaller amount of revenue from services that typically take place over a short period of time. We recognize revenue at a point in time following the transfer of control, which typically occurs when a product is shipped or delivered, depending on the terms of the sale agreement, or when services are rendered. Shipping costs billed to customers are recognized as revenue and expensed in cost of goods sold as a fulfillment cost when control of the product transfers to the customer. Payment from customers is typically due within 30 days of the sale for sales in the U.S. For sales outside of the U.S., payment terms may be longer based upon local business customs, but are typically due no later than 90 days after the sale.

Foreign Currency Translation – The financial statements of those operations whose functional currency is a foreign currency are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated into U.S. dollars using current exchange rates, and income statement activities are translated using average exchange rates. The foreign currency translation adjustment is included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets. Gains and losses on foreign currency transactions are included in operating income. Foreign currency transaction losses (gains) totaled $2.0 million, $(2.4) million, and $1.3 million, respectively, in 2025, 2024, and 2023. In addition to these transaction losses (gains), we recorded $0.4 million, $1.8 million, and $2.2 million, respectively, in 2025, 2024, and 2023 of foreign currency transaction losses in other non-operating expense. These losses resulted from an intercompany note between a domestic and foreign subsidiary, related to the divestiture of discontinued operations, that was denominated in a foreign currency.

Research and Development Expense – Costs related to research and development activities are expensed as incurred. We perform research and development primarily under company-funded programs for commercial products. Research and development expenditures in 2025, 2024, and 2023 were $13.3 million, $10.9 million, and $9.5 million, respectively, and are included in selling, general and administrative expenses in the Consolidated Statements of Operations.

Income Taxes – We use the asset and liability method of accounting for income taxes. Temporary differences arising between the tax basis of an asset or liability and its carrying amount on the Consolidated Balance Sheet are used to calculate future income tax assets or liabilities. This method also requires the recognition of deferred tax benefits, such as net operating loss carryforwards. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered likely to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income (losses) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. A tax benefit from an uncertain tax position is recognized only if we believe it is more likely than not that the position will be sustained on its technical merits. If the recognition threshold for the tax position is met, only the portion of the tax benefit that we believe is greater than 50 percent likely to be realized is recorded. Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to closure of income tax examinations, statute expirations, new regulatory or judicial pronouncements, changes in tax laws, changes in projected levels of taxable income, future tax planning strategies, or other relevant events.

The Tax Cuts and Jobs Act (the "Tax Act") provides for a territorial tax system, that includes the global intangible low-taxed income ("GILTI") provision beginning in 2018. The GILTI provisions require us to include in our U.S. income tax return certain current year foreign subsidiary earnings net of foreign tax credits, subject to limitation. We elected to account for the GILTI tax as a period cost in the period in which it is incurred.

On July 4, 2025, the U.S. enacted into law H.R. 1, "An Act to provide for reconciliation pursuant to title II of H. Con. Res. 14" ("The Act"), commonly referred to as "The One Big Beautiful Bill Act." The Act contains several key tax provisions impacting businesses, including the permanent reinstatement of 100 percent bonus depreciation for qualified property and the restoration of immediate expensing of domestic research and experimental expenditures. The Act also modifies the business interest deduction limitation as well as several core international tax provisions. The Company has recorded the impact of these tax law changes in the financial statements for the year ended December 31, 2025. The Act generated a cash tax benefit reducing the U.S. federal estimated tax payments required for the year. The impact on the effective tax rate was immaterial.

The Organisation for Economic Co-operation and Development (the "OECD") introduced a framework to implement a global minimum corporate tax of 15%, referred to as Pillar Two, effective for tax years beginning in 2024. While it is uncertain whether the U.S. will enact legislation to adopt Pillar Two, certain countries in which we operate have enacted legislation to adopt Pillar Two. The adoption of Pillar Two had no impact on our income tax expense for the year ended December 31, 2025 and we expect there to be a minimal impact, if any, in subsequent years. Any impact would be accounted for as a period cost in the period in which it is incurred.

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments with a maturity of three months or less at the time of purchase.

Receivables – Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. We establish an allowance for doubtful accounts receivable based on historical experience and any specific customer collection issues we have identified. Doubtful accounts receivable are written off when a settlement is reached for an amount less than the outstanding historical balance or when we have determined the balance will not be collected.

Inventories –   Inventories are valued using the first-in, first out ("FIFO") cost method and are recorded at the lower of cost or net realizable value.

Property, Plant and Equipment – Property, plant and equipment are recorded at cost. Depreciation of plant and equipment is determined on the straight-line method over the following estimated useful lives of the assets: buildings and improvements, 5 to 25 years; machinery and equipment, 3 to 10 years.

Goodwill and Other Intangible Assets – Goodwill represents the excess of the purchase price over the estimated fair value of the net assets of acquired businesses. Goodwill is not amortized, but instead is subject to impairment testing that is conducted at least annually each calendar year in the fourth quarter. Our annual impairment testing for all of our intangible assets is performed as of November 1 of each year.

The goodwill asset impairment test involves comparing the fair value of a reporting unit to its carrying amount. An impairment charge is recognized when the carrying amount exceeds the reporting unit's fair value; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. Interim tests during the year may be required if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

To estimate the fair value of the four of our five reporting units with goodwill balances remaining, we use both a discounted cash flow and a market valuation approach. The discounted cash flow approach uses cash flow projections and a discount rate to calculate the fair value of each reporting unit while the market approach relies on market multiples of similar companies. The key assumptions used for the discounted cash flow approach include projected revenues and profit margins, projected capital expenditures, changes in working capital, and the discount and tax rates. For the market approach, we select a group of peer companies that we believe are best representative of each reporting unit. We use a 75% weighting for the discounted cash flow valuation approach and a 25% weighting for the market valuation approach, reflecting our belief that the discounted cash flow valuation approach is a better indicator of a reporting unit's value since it reflects the specific cash flows anticipated to be generated in the future by the business.

In the second quarter of 2023, we determined the lower than previously projected actual and forecasted financial performance of our Alluxa reporting unit to be a triggering event for an interim goodwill impairment test. We determined the carrying value of our Alluxa reporting unit to exceed its fair value and, as a result, we impaired the remaining $60.8 million of goodwill related to Alluxa. Our Consolidated Balance Sheet at December 31, 2025, 2024, and 2023 reflects no goodwill related to Alluxa.

The fair value of our semiconductor reporting unit, included in the Advanced Surface Technologies segment significantly exceeded its carrying value as of November 1, 2025. All annual impairment tests of goodwill for the Semiconductor reporting unit performed during the 3-years ended December 31, 2025 indicated there was no impairment of goodwill for the Semiconductor reporting unit.

The fair value of the three reporting units of our Sealing Technologies segment all exceeded their respective carrying values as of November 1, 2025. All annual impairment tests of goodwill for these reporting units performed during the 3-years ended December 31, 2025 indicated there was no impairment of goodwill for the reporting units.

Annual assessments are conducted in the context of information that was reasonably available to us as of the date of the assessment including our best estimates of future sales volumes and prices; material and labor cost and availability; operational efficiency including the impact of projected capital asset additions, and the discount rates and tax rates. We will perform our next annual goodwill impairment tests as of November 1, 2026; or earlier, if adverse changes in circumstances result in our assessment that a triggering event has occurred at any of our reporting units and an interim test is required.

Other intangible assets are recorded at cost or, when acquired as a part of a business combination, at estimated fair value. These assets include customer relationships, patents and other technology-related assets, trademarks, licenses, and non-compete agreements. Intangible assets that have definite lives are amortized using a method that reflects the pattern in which the economic benefits of the assets are consumed or the straight-line method over estimated useful lives of 1 to 21 years.

Intangible assets with indefinite lives, which consist primarily of trade names and future products that were in development at the time of the acquisition of AMI in January 2024, are subject to at least annual impairment testing. The impairment testing for the indefinite lived trade names compares the fair value of the intangible asset with its carrying amount using the relief from royalty method. Key assumptions used in the relief from royalty method are projected revenues and royalty, discount, tax, and terminal growth rates. Impairment testing for these assets was conducted as of November 1 in 2025, 2024 and 2023 and indicated no impairment. Impairment testing related to the future products that were in development at the time of the acquisition of AMI compares the fair value of the intangible asset with its carrying value using a multi-period excess earnings method. Key assumptions used in the excess earnings method are projected revenues and profit margins, obsolescence factors, and tax, discount, and long-term growth rates. This testing was conducted as of November 1, 2025, the first testing period after the asset was acquired, and indicated no impairment. Interim tests may be required if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying value or change the useful life of the asset. See Note 2, "Acquisitions" for additional information regarding the acquisition of AMI.

Debt – Debt issuance costs associated with our senior secured revolving credit facility are presented as an asset and subsequently amortized into interest expense ratably over the term of the revolving debt arrangement. Debt issuance costs associated with any of our other debt instruments that are incremental third-party costs of issuing the debt are recognized as a reduction in the carrying value of the debt and amortized into interest expense over the time period to maturity using the interest method.

Derivative Instruments – We use derivative financial instruments to manage our exposure to various risks. The use of these financial instruments modifies the exposure with the intent of reducing our risk. We do not use financial instruments for trading purposes, nor do we use leveraged financial instruments. The counterparties to these contractual arrangements are major financial institutions. We use multiple financial institutions for derivative contracts to minimize the concentration of credit risk. The current accounting rules require derivative instruments, excluding certain contracts that are issued and held by a reporting entity that are both indexed to its own stock and classified in shareholders' equity, be reported in the Consolidated Balance Sheets at fair value and that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect our own assumptions.

The fair value of intangible assets associated with acquisitions is determined using an income valuation approach. Projecting discounted future cash flows requires us to make significant estimates regarding projected revenues and profit margins, projected capital expenditures, changes in working capital, discount rates, attrition rates, royalty rates, obsolescence rates and tax rates. This non-recurring fair value measurement would be classified as Level 3 due to the absence of quoted market prices or observable inputs for assets of a similar nature.

We review the carrying amounts of long-lived assets when certain events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized when the carrying amount of the asset group is not recoverable and exceeds its fair value. We estimate the fair values of assets subject to long-lived asset impairment based on our own judgments about the assumptions that market participants would use in pricing the assets. In doing so, we use a market approach when available or an income approach based upon discounted cash flows. The key assumptions used for the discounted cash flow approach include expected cash flows based on internal business plans, projected growth rates, discount rates, and royalty rates for certain intangible assets. We classify these fair value measurements as Level 3.

Similarly, the fair value computations for the recurring impairment analyses of goodwill and indefinite-lived intangible assets would be classified as Level 3 due to the absence of quoted market prices or observable inputs. The key assumptions used for the discounted cash flow approach include projected revenues and profit margins, projected capital expenditures, changes in working capital, discount rates, tax rates and royalty rates for certain indefinite-lived intangible assets. Significant changes in any of those inputs could result in a significantly different fair value measurement.

Pension Benefits - Amortization of the net gain or loss resulting from experience different from that assumed and from changes in assumptions is included as a component of benefit cost. If, as of the beginning of the year, that net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets, the amortization is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan. We amortize prior service cost using the straight-line basis over the average future service life of active participants.

For segment reporting purposes, we allocate service cost to each location generating those costs. All other components of net periodic pension cost are reported in other (non-operating) expense.

Recently Issued Accounting Guidance

In December 2023, the FASB issued new guidance requiring expanded income tax disclosures for annual periods beginning after December 15, 2024. The new income tax disclosures standard (the "Tax Standard") requires additional detail to be disclosed in the effective tax rate reconciliation as well as enhanced jurisdictional disclosures for income taxes paid. The Tax Standard permits prospective or retrospective adoption. We adopted the Tax Standard in the year ended December 31, 2025 and elected prospective application. Adoption of the Tax Standard resulted in an expansion of the income tax footnote disclosures for the Company.

In November 2024, new accounting guidance was issued that will require additional disclosures and disaggregation of certain costs and expenses presented on the face of the income statement. The amendments are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027 with early adoption permitted. We are currently evaluating this guidance.

In September 2025, new accounting guidance was issued which modernizes the accounting guidance for internal-use software development costs. The amendments are effective for annual periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating this new guidance.

2. Acquisitions

On October 8, 2025, Enpro acquired all of the equity of Overlook Industries, Inc. ("Overlook"). Overlook, which is headquartered in Easthampton, Massachusetts, specializes in the design and fabrication of single-use technologies and other critical componentry for biopharmaceutical production processes.

On November 14, 2025, we acquired all of the equity interests in AlpHa Measurement Holdings, LLC ("AlpHa"). AlpHa, together with its wholly-owned direct and indirect subsidiaries (i) VL Acquisition Co., a Delaware corporation, (ii) AlpHa Measurement Solutions, LLC, a Texas limited liability company, (iii) Aurora Scientific Instruments (Shanghai) Co., Ltd., a company organized under the Laws of the PRC, and (iv) VATCO, LLC, a Texas limited liability company, is a Houston, Texas-based leading provider of liquid analytical sensing technologies and instrumentation for the measurement of key parameters for liquid processes. AlpHa and its subsidiaries serve customers across a diverse set of end-markets, including industrial process control, water and wastewater, laboratory, and environmental monitoring.

We paid $273.9 million, net of cash acquired, for the two acquisitions completed in the fourth quarter of 2025. We have funded these acquisitions with available cash on hand and borrowings under our revolving credit facility. In connection with the acquisitions of these businesses, there were $7.4 million of acquisition-related costs incurred during the year ended December 31, 2025 which are included in selling, general, and administrative expense in the accompanying Consolidated Statements of Operations. Both of these businesses are included within the Sealing Technologies segment.

The purchase prices of Overlook and AlpHa were allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of the identifiable assets acquired less the liabilities assumed is reflected as goodwill, which is attributable primarily to the value of the workforce and the ongoing operations of the business. Goodwill recorded as part of the purchases was $158.1 million, of which we expect approximately 32% is tax deductible given the structure of the transactions. Inventory acquired included an adjustment to fair value of $5.4 million, of which $2.2 million was amortized to cost of goods sold in the fourth quarter of 2025.

We will continue to evaluate the purchase price allocation of these acquisitions, including the value of intangible assets and income tax assets and liabilities and adjust this allocation as appropriate. The allocation of purchase price may be revised during the one-year measurement period as our initial estimates below are finalized. The following table represents the preliminary allocation of purchase price as of December 31, 2025:

	(in millions)
Accounts receivable	$ 8.9
Inventories	17.6
Property, plant, and equipment	3.9
Goodwill	158.1
Other intangible assets	107.8
Other assets	10.8
Deferred income taxes and uncertain tax positions	(16.1)
Other liabilities	(17.1)
	$ 273.9

Identifiable intangible assets acquired are as follows:

		Weighted-average amortization period
Definite-lived intangible assets acquired:	(in millions)	(years)
Customer relationships	$ 70.7	14.5
Existing technology	26.3	15.0
Trademarks	10.0	10.0
Other	0.8	5.0
Identifiable intangible assets acquired	107.8	14.1

Sales of $7.9 million and pre-tax loss of $2.0 million for Overlook and AlpHa were included in our Consolidated Statements of Operations for the year ended December 31, 2025. The following unaudited pro forma consolidated financial results of operations for the years ended December 31, 2025 and 2024 are presented as if these acquisitions had been completed on January 1, 2024:

	Year Ended December 31	
	2025	2024
Pro forma net sales	$ 1,191.6	$ 1,097.6
Pro forma income from continuing operations	$ 48.2	$ 66.7

These amounts have been calculated after applying our accounting policies and adjusting the results of the two acquired businesses to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied as of January 1, 2024. The supplemental pro forma net income for the year ended December 31, 2025 was adjusted to exclude $7.4 million of pre-tax acquisition-related costs related to Overlook and AlpHa. The pro forma financial results have been prepared for comparative purposes only and do not reflect the effect of any potential synergies as a result of the integration of businesses acquired in 2024 and 2025. The pro forma information does not purport to be indicative of the results of operations that actually would have resulted had the acquisition of these businesses occurred on January 1, 2024, or of future results of Enpro Inc.

On January 29, 2024, Enpro acquired all of the equity securities of Advanced Micro Instruments, Inc. ("AMI"), a privately held company, for $209.4 million, net of cash acquired. In connection with the acquisition of AMI, there were $3.9 million of acquisition-related costs incurred during the year ended December 31, 2024 which are included in selling, general, and administrative expense in the accompanying Consolidated Statements of Operations.

AMI is a leading provider of highly-engineered, application-specific analyzers and sensing technologies that monitor critical parameters to maintain infrastructure integrity, enable process efficiency, enhance safety, and facilitate the clean energy transition. AMI is included within the Sealing Technologies segment.

Based in Costa Mesa, California, AMI serves customers in the midstream natural gas, biogas, industrial processing, cryogenics, food processing, laboratory wastewater and aerospace markets. AMI offers a portfolio of oxygen, hydrogen, sulfide and moisture analyzers and proprietary sensing capabilities that detect contaminants in a variety of processes, including natural gas and biogas streams, which enable operators to avoid flaring and, thereby, reduce CO_2 emissions.

The purchase price of AMI was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of the identifiable assets acquired less the liabilities assumed is reflected as goodwill, which is attributable primarily to the value of the workforce and the ongoing operations of the business. Goodwill recorded as part of the purchase price was $97.0 million, none of which is tax deductible. Identifiable intangible assets acquired as part of the acquisition totaled $138.1 million, consisting of indefinite and definite-lived intangible assets. Indefinite lived intangible assets relate solely to future products that were in development as of the acquisition date. We will begin amortizing this asset over its estimated life once these products in development become commercially available. Definite-lived intangible assets include proprietary technology, customer relationships, trade names, and non-competition agreements. Inventory acquired included an adjustment to fair value of $1.7 million, all of which was amortized to cost of goods sold in the first quarter of 2024.

The purchase price allocation of this acquisition, including the value of intangible assets and income tax assets and liabilities, was finalized in the fourth quarter of 2024.

Sales of $32.1 million and pre-tax income of $6.9 million for AMI were included in our Consolidated Statements of Operations for the year ended December 31, 2024. The following unaudited pro forma consolidated financial results of operations for the years ended December 31, 2024 and 2023 are presented as if these acquisitions had been completed on January 1, 2023:

	Year Ended December 31	
	2024	2023
Pro forma net sales	$ 1,051.5	$ 1,090.7
Pro forma income from continuing operations	$ 75.6	$ 2.8

These amounts have been calculated after applying our accounting policies and adjusting the results of AMI to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied as of January 1, 2023. The supplemental pro forma net income for the year ended December 31, 2024 was adjusted to exclude $3.9 million of pre-tax acquisition-related costs related to AMI. The pro forma financial results have been prepared for comparative purposes only and do not reflect the effect of any potential synergies as a result of the integration of AMI. The pro forma information does not purport to be indicative of the results of operations that actually would have resulted had the acquisition of AMI occurred on January 1, 2023, or of future results of Enpro Inc.

Acquisitions of non-controlling interests of Enpro subsidiaries

In connection with our acquisition of Alluxa in October 2020, three Alluxa executives (the "Alluxa Executives") received rollover equity interests in the form of approximately 7% of the total equity interest of an entity we formed for the purpose of acquiring Alluxa (the "Alluxa Acquisition Subsidiary"). Pursuant to the limited liability operating agreement (the "Alluxa LLC Agreement") that was entered into with the completion of the transaction, each Alluxa Executive had the right to sell to us, and we had the right to purchase from each Alluxa Executive (collectively, the "Put and Call Rights"), one-third of the Alluxa Executive equity interests in the Alluxa Acquisition Subsidiary during each of three exercise periods in 2024, 2025 and 2026, with any amount not sold or purchased in a prior exercise period being carried forward to the subsequent exercise periods. In January 2024, we agreed with the Alluxa Executives to change the terms of the Put and Call Rights so that all outstanding equity interests could be acquired in 2024. In February of 2024, we acquired all outstanding equity interests in the Alluxa Acquisition Subsidiary for $17.9 million, which was the minimum fixed price set in the Alluxa LLC Agreement. As this transaction was for the acquisition of all remaining shares of a consolidated subsidiary with no change in control, it was recorded within shareholder's equity and as a financing cash flow in the Consolidated Statement of Cash Flows. Enpro is now the sole owner of Alluxa.

The fair value of the Alluxa Executives' equity interests was estimated as of the closing date of those transactions. Due to the presence of the put arrangements and thus that redemption is not solely within our control, the Alluxa Executives' equity interests had been presented as redeemable non-controlling interests prior to our acquisition of those interests. We initially recognized the amount at fair value, inclusive of the put-call provisions. We adjusted the redeemable non-controlling interests when the redemption value exceeded the carrying value with changes recognized as an adjustment to equity.

3. Other Expense, Net

Operating

We incurred $2.5 million, $6.2 million and $5.0 million of restructuring and impairment costs, excluding goodwill impairment, for the years ended December 31, 2025, 2024 and 2023, respectively. See Note 1, "Overview, Basis of Presentation, and Significant Accounting Policies" for information related to goodwill impairment charges incurred in 2023.

Of the restructuring and impairment costs incurred in 2025, 2024 and 2023, we incurred $2.5 million, $2.8 million and $4.3 million, respectively, of restructuring costs related to the reorganization of sites and functions, primarily in the United States and $3.4 million and $0.7 million, in 2024 and 2023 respectively, of non-cash impairment charges of long-lived assets.

Restructuring and impairment costs, net by reportable segment are as follows:

	Years Ended December 31,					
	2025		2024		2023	
	(in millions)					
Sealing Technologies	$	—	$	2.3	$	3.0
Advanced Surface Technologies		1.7		3.5		0.9
Corporate		0.8		0.4		1.1
	$	2.5	$	6.2	$	5.0

Restructuring and impairment expense, net in the table above for the year ended December 31, 2025, includes income related to gains on the sale of fixed assets as a result of restructuring actions.

Non-Operating

During 2025, 2024 and 2023, we recorded expense of $5.6 million, $5.7 million and $2.9 million, respectively, due to net environmental reserve increases based on additional information at several specific sites and other ongoing obligations of previously owned businesses. Refer to Note 19, "Commitments and Contingencies - Environmental," for additional information about our environmental liabilities.

We report the service cost component of pension and other postretirement benefits expense in operating income in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are presented in other income (expense). For the years ended December 31, 2025, 2024, 2023, we reported approximately $2.6 million, $0.1 million, and $1.5 million of expense, respectively, in the Consolidated Statements of Operations related to the components of net benefit cost other than service cost. Refer to Note 14, "Pension," for additional information regarding net benefit costs, including impacts associated with the termination of our U.S. defined benefit plan in 2025.

In connection with the sale of a discontinued operation, in the fourth quarter of 2022 we issued an intercompany note between a domestic and foreign entity that is denominated in a foreign currency. In January 2023, we hedged the outstanding intercompany note to minimize future gains and losses. As a result of this note, we recorded losses of $0.4 million in the first quarter of 2025 and $1.8 million and $2.2 million for the years ended December 31, 2024 and 2023, respectively. This intercompany note and the corresponding foreign exchange contracts were both settled in March 2025.

In connection with the redemption of our 5.75% Senior Notes and repayment of the remaining outstanding principal amount of our Term Loan A-2 Facility in the second quarter of 2025, we recognized a $1.7 million loss on extinguishment related to unamortized debt issuance costs recorded in other non-operating expense. Refer to Note 11, "Debt" for further information on our debt refinancing activities in 2025.

We received a $7.5 million long-term promissory note in connection to the sale of a divested business. As part of our regular review of the note, in 2024 we concluded a reserve was needed for expected future credit losses and recorded a loss of $4.5 million, leaving a carrying value on the note of $4.0 million as of December 31, 2024. In 2025, the obligor of the note refinanced its long-term debt. Proceeds from the new debt issuance were used to pay off existing debt holders, including Enpro in full. Total proceeds of $10.2 million were collected in the payoff. The previous $4.5 million loss was recovered and the income from the recovery included in other expense, net on the consolidated statement of operations in the fourth quarter of 2025. The remaining $1.7 million received in excess of the carrying amount was recognized as interest income in the fourth quarter of 2025 on the consolidated statement of operations.

For a further discussion on businesses disposed of, see Note 20, "Discontinued Operations and Dispositions."

Additional costs included in other non-operating primarily are attributable to costs associated with previously divested businesses.

4. Income Taxes

Income (loss) from continuing operations before income taxes as shown in the Consolidated Statements of Operations consists of the following:

		Years Ended December 31,				
		2025		**2024**		**2023**
		(in millions)				
Domestic	$	(53.6)	$	(16.6)	$	(63.9)
Foreign		111.2		111.0		101.6
Total	$	57.6	$	94.4	$	37.7

A summary of income tax expense (benefit) from continuing operations in the Consolidated Statements of Operations is as follows:

		Years Ended December 31,				
		2025		**2024**		**2023**
		(in millions)				
Current:						
Federal	$	(2.8)	$	7.9	$	12.1
Foreign		31.8		30.5		24.8
State		3.1		1.5		1.6
		32.1		39.9		38.5
Deferred:						
Federal		(8.7)		(15.1)		(11.0)
Foreign		(4.0)		(1.4)		1.8
State		(2.3)		(1.9)		1.5
		(15.0)		(18.4)		(7.7)
Total	$	17.1	$	21.5	$	30.8

Significant components of deferred income tax assets and liabilities are as follows:

| | As of December 31, | |
	2025	2024
	(in millions)	
Deferred income tax assets:		
Net operating losses and tax credits	$ 6.5	$ 6.0
Environmental reserves	10.5	10.0
Accruals and reserves	2.3	2.4
Operating leases	15.2	12.6
Pension obligations	—	1.7
Cross currency swap	1.2	—
Interest	—	5.1
Compensation and benefits	10.3	8.6
Inventories	7.7	4.8
Capitalization of research and development expense	7.9	15.0
Retained liabilities of previously owned businesses	0.5	0.7
Postretirement benefits other than pensions	0.3	0.3
Other	0.6	1.5
Gross deferred income tax assets	63.0	68.7
Valuation allowance	(3.1)	(3.7)
Total deferred income tax assets	59.9	65.0
Deferred income tax liabilities:		
Depreciation and amortization	(182.8)	(173.7)
Operating leases	(15.2)	(12.6)
Cross currency swap	—	(1.9)
Pension obligations	(0.1)	—
Other	(0.4)	—
Total deferred income tax liabilities	(198.5)	(188.2)
Net deferred income tax liabilities	$ (138.6)	$ (123.2)

The net deferred income tax liabilities are reflected on a jurisdictional basis as a component of the December 31, 2025 and 2024 Consolidated Balance Sheet line items noted below:

| | As of December 31, | |
	2025	2024
	(in millions)	
Other assets (non-current)	$ 4.8	$ 3.7
Deferred income taxes	(143.4)	(126.9)
Net deferred income tax liabilities	$ (138.6)	$ (123.2)

At December 31, 2025, we had $2.2 million of foreign net operating loss carryforwards, of which $1.9 million expire at various dates from 2034 through 2041 if unused, and $0.3 million have an indefinite carryforward period. We had U.S. federal tax credit carryforward associated with foreign tax credits of $3.2 million which expires at various dates from 2027 through 2035. We also had state net operating loss carryforwards with a tax effect of $1.8 million which expire at various dates from 2027 through 2045, and state tax credit carryforwards of $1.8 million which expire at various dates from 2027 through 2039. These net operating loss and tax credit carryforwards may be used to offset a portion of future tax liability and thereby reduce or eliminate our federal, state or foreign income taxes otherwise payable.

Because of the transition tax, GILTI, and Subpart F provisions, undistributed earnings of our foreign subsidiaries have been subjected to U.S. income tax or are eligible for the 100 percent dividends-received deduction under Section 245A of the Internal Revenue Code ("IRC"). Whether through the application of the 100 percent dividends received deduction, or distribution of these previously-taxed earnings, we do not intend to distribute foreign earnings that will be subject to any significant incremental U.S. or foreign tax. During 2025, we repatriated $306.2 million of earnings from our foreign subsidiaries, resulting in $0.4 million of withholding taxes. We have determined that estimating any tax liability on our investment in foreign subsidiaries is not practicable. Therefore, we have not recorded any deferred tax liability on undistributed earnings of foreign subsidiaries.

We determined, based on the available evidence, that it is uncertain whether certain entities in various jurisdictions will generate sufficient future taxable income to recognize certain of these deferred tax assets. As a result, valuation allowances of $3.1 million and $3.7 million have been recorded as of December 31, 2025 and 2024, respectively. Valuation allowances recorded relate to certain foreign net operating losses and other net deferred tax assets in jurisdictions where future taxable income is uncertain. In addition, $2.9 million and $2.8 million of the valuation allowance recorded as of December 31, 2025 and 2024, respectively, relate to foreign tax credit carryforwards, due to uncertainty around the ability to generate the requisite foreign source income to utilize that portion of the foreign tax credits. Valuation allowances may arise associated with deferred tax assets recorded in acquisition accounting. In accordance with applicable accounting guidelines, any reversal of a valuation allowance that was recorded in acquisition accounting reduces income tax expense.

The effective income tax rate from continuing operations varied from the statutory federal income tax rate as follows:

	Year Ended December 31, 2025	
	Amount (in millions)	Percent
U.S. Federal Statutory Tax Rate	$ 12.1	21.0 %
State and Local Taxes, Net of Federal Income Tax Effect	0.7	1.1
Foreign Tax Effects		
Canada		
Foreign rate differential	0.6	1.1
Other	0.1	0.2
France		
Foreign rate differential	0.9	1.6
Other	0.5	0.8
Germany		
Foreign rate differential	2.0	3.4
Mexico		
Foreign rate differential	0.9	1.6
Other	0.1	0.1
China	0.6	1.1
Other foreign jurisdictions	(0.4)	(0.7)
Effect of Changes in Tax Laws or Rates Enacted in the Current Period	—	—
Effect of Cross-Border Tax Laws		
GILTI (net of FTCs)	1.3	2.3
Other	(0.6)	(1.0)
Tax Credits		
R&D Credit	(1.6)	(2.8)
Changes in Valuation Allowance	0.2	0.3
Nontaxable or Nondeductible Items		
162(m) Executive Compensation Limitation	1.7	3.0
Excess Stock Compensation Tax Deduction	(0.6)	(1.1)
Other	0.8	1.4
Changes in Unrecognized Tax Benefits	(2.4)	(4.1)
Other Adjustments	0.2	0.3
Effective Tax Rate	$ 17.1	29.6 %

	Percent of Pre-tax Income Years Ended December 31,	
	2024	**2023**
Statutory federal income tax rate	21.0 %	21.0 %
Research and employment tax credits	(2.1)	(3.6)
State and local taxes	0.4	3.0
Foreign tax rate differences	5.5	24.9
Statutory changes in tax rates	(0.5)	(1.1)
Valuation allowance	1.0	(1.5)
Changes in uncertain tax positions	(1.0)	1.8
Goodwill impairment	—	33.8
Nondeductible expenses	2.2	2.3
GILTI and FDII	(2.9)	0.2
Other items, net	(0.8)	0.8
Effective income tax rate	22.8 %	81.6 %

As of December 31, 2025 and 2024, we had $6.2 million and $6.6 million, respectively, of gross unrecognized tax benefits. Of the gross unrecognized tax benefit balances as of December 31, 2025 and 2024, $4.9 million and $4.4 million, respectively, would have an impact on our effective tax rate if ultimately recognized.

We record interest and penalties related to unrecognized tax benefits in income tax expense. In addition to the gross unrecognized tax benefits above, we had $1.3 million and $1.6 million accrued for interest and penalties at December 31, 2025 and 2024, respectively. Income tax expense for the year ended December 31, 2025 includes a benefit of $(0.4) million for interest and penalties related to unrecognized tax benefits. Income tax expense for interest and penalties related to unrecognized tax benefits was insignificant for the years ended December 31, 2024 and December 31, 2023.

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits (excluding interest) is as follows:

(in millions)	**2025**	**2024**	**2023**
Balance at beginning of year	$ 6.6	$ 5.0	$ 4.5
Additions based on current period tax positions	—	0.4	0.5
Additions based on prior period tax positions	3.3	3.9	0.2
Reductions as a result of a lapse in the statute of limitations	(2.0)	(2.7)	(0.2)
Reductions as a result of audit/other settlements	(1.7)	—	—
Balance at end of year	$ 6.2	$ 6.6	$ 5.0

U.S. federal income tax returns for tax years 2022 and forward remain open to examination. We and our subsidiaries are also subject to income tax in multiple state, local and foreign jurisdictions. Our top states that make up the majority of our state tax provision are: California, Georgia, Indiana, Pennsylvania, and Wisconsin. Substantially all significant state, local and foreign income tax returns for certain years beginning in 2020 and forward are open to examination. Various state and foreign tax returns are currently under examination. We expect that some of these examinations may conclude within the next twelve months, however, the final outcomes are not yet determinable.

Income taxes paid (net of refunds received) as shown in the Consolidated Statements of Cash Flows consists of the following:

	Year Ended December 31, 2025
	(in millions)
Federal Income Taxes Paid (net of refunds received)	(0.3)
State Income Taxes Paid (net of refunds received)	3.1
Foreign Income Taxes Paid (net of refunds received)	
Canada	4.9
France	7.9
Germany	4.0
Mexico	5.1
Taiwan	12.3
Other Foreign Jurisdictions	4.4
Total Income Taxes Paid (net of refunds received)	$ 41.4

5. Earnings Per Share

Basic earnings per share is computed by dividing the income by the applicable weighted-average number of common shares outstanding for the period. Diluted earnings per share is calculated using the weighted-average number of shares of common stock as adjusted for any potentially dilutive shares as of the balance sheet date. The computation of basic and diluted earnings per share for calendar years 2025, 2024, and 2023 is as follows:

(In millions, except per share data)		2025		2024		2023
Numerator (basic and diluted):						
Income from continuing operations attributable to Enpro Inc.	$	40.5	$	72.9	$	10.8
Income from discontinued operations		—		—		11.4
Net income	$	40.5	$	72.9	$	22.2
Denominator:						
Weighted-average shares – basic		21.0		21.0		20.9
Share-based awards		0.2		0.1		0.1
Weighted-average shares – diluted		21.2		21.1		21.0
Basic earnings per share:						
Continuing operations	$	1.92	$	3.48	$	0.52
Discontinued operations		—		—		0.54
Net income per share	$	1.92	$	3.48	$	1.06
Diluted earnings per share:						
Continuing operations	$	1.91	$	3.45	$	0.51
Discontinued operations		—		—		0.54
Net income per share	$	1.91	$	3.45	$	1.05

6. Inventories

	As of December 31,			
	2025		**2024**	
	(in millions)			
Finished products	$	53.2	$	47.5
Work in process		37.2		29.5
Raw materials and supplies		63.4		61.8
Total inventories		153.8		138.8

7. Property, Plant and Equipment

	As of December 31,			
	2025		**2024**	
	(in millions)			
Land	$	8.8	$	8.7
Buildings and improvements		88.3		85.1
Machinery and equipment		283.5		254.0
Construction in progress		38.2		21.9
		418.8		369.7
Less accumulated depreciation		(197.3)		(176.5)
Total	$	221.5	$	193.2

8. Goodwill and Other Intangible Assets

The changes in the net carrying value of goodwill by reportable segment for the years ended December 31, 2025 and 2024 are as follows:

	Sealing Technologies		Advanced Surface Technologies		Total	
	(in millions)					
Goodwill as of December 31, 2023	$	276.2	$	532.2	$	808.4
Foreign currency translation		(9.2)		—		(9.2)
Acquisition		97.0		—		97.0
Goodwill as of December 31, 2024		364.0		532.2		896.2
Foreign currency translation		10.5		—		10.5
Acquisitions		158.1		—		158.1
Goodwill as of December 31, 2025	$	532.6	$	532.2	$	1,064.8

The goodwill balances reflected above are net of accumulated impairment losses of $27.8 million for the Sealing Technologies segment as of December 31, 2025, 2024 and 2023 and $126.0 million as of December 31, 2025, 2024 and 2023 for the Advanced Surface Technologies segment.

Identifiable intangible assets are as follows:

	As of December 31, 2025		As of December 31, 2024	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in millions)			
Amortized:				
Customer relationships	$ 568.7	$ 241.0	$ 493.6	$ 209.9
Existing technology	596.8	186.9	567.5	143.9
Trademarks	80.5	41.9	69.4	34.9
Other	18.3	15.9	26.6	22.9
	1,264.3	485.7	1,157.1	411.6
Indefinite-Lived:				
In-process research and development	14.0	—	14.0	—
Trademarks	30.9	—	30.8	—
Total	$ 1,309.2	$ 485.7	$ 1,201.9	$ 411.6

Amortization expense for the years ended December 31, 2025, 2024 and 2023 was $77.4 million, $75.9 million and $69.3 million, respectively.

The estimated amortization expense for definite-lived (amortized) intangible assets for the next five years is as follows (in millions):

2026	$	79.4
2027	$	78.5
2028	$	77.8
2029	$	76.6
2030	$	76.0

9. Leases

We regularly enter into operating leases primarily for real estate, equipment, and vehicles. Operating lease arrangements are generally utilized to secure the use of assets if the terms and conditions of the lease or the nature of the asset makes the lease arrangement more favorable than a purchase. Leases with an initial term of 12 months or less are not recorded on the balance sheet. We have elected an accounting policy to combine lease and non-lease components.

Our building leases have remaining terms up to nine years, some of which contain options to renew up to five years, and some of which contain options to terminate. Some leases contain non-lease components, which may include items such as building common area maintenance, building parking, or general service and maintenance provided for leased assets by the lessor. Our vehicle, equipment, and other leases have remaining lease terms up to three years, some of which contain options to renew or become evergreen leases, with automatic renewing one-month terms, and some of which have options to terminate.

Our right of use assets and liabilities related to operating leases as of December 31, 2025 and December 31, 2024 are as follows:

| | Balance Sheet Classification | As of December 31, | |
		2025	2024
		(in millions)	
Right-of-use assets	Other assets	$ 63.8	$ 52.5
Current liability	Accrued expenses	$ 12.7	$ 10.2
Long-term liability	Other liabilities	53.4	44.4
Total liability		$ 66.1	$ 54.6

Approximately 97% of the dollar value of our operating lease assets and liabilities arise from real estate leases and approximately 3% arise from equipment and vehicle leases as of December 31, 2025. As of December 31, 2024, approximately 95% of the dollar value of our operating lease assets and liabilities arise from real estate leases and approximately 5% arise from equipment and vehicle leases.

We entered into additional operating leases, including leases acquired through business acquisitions, and renewed existing leases that resulted in new right-of-use assets totaling $23.0 million, $14.5 million, and $12.3 million for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively.

Most of our leases do not provide an implicit rate for calculating the right of use assets and corresponding lease liabilities. Accordingly, we determine the interest rate that we would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in similar economic environments.

Our lease costs and cash flows for the years ended December 31, 2025 and December 31, 2024 were as follows:

| | Year ended | | |
	2025	2024	2023
	(in millions)		
Lease costs:			
Operating lease costs	$ 13.5	$ 11.8	$ 11.9
Short-term and variable lease costs	$ 0.7	$ 0.6	$ 0.5
Cash flows:			
Operating cash flows from operating leases	$ 13.5	$ 11.6	$ 11.7

Our weighted average remaining lease term and discount rates at December 31, 2025 and December 31, 2024 were as follows:

	December 31, 2025	December 31, 2024
Weighted average remaining lease term (in years)	6.2	6.0
Weighted average discount rate	4.5 %	4.1 %

A maturity analysis of undiscounted operating lease liabilities is shown in the table below:

	Operating Lease Payments
	(in millions)
2026	$ 15.4
2027	13.5
2028	11.5
2029	9.5
2030	7.6
Thereafter	19.3
Total lease payments	76.8
Less: interest	(10.7)
Present value of lease liabilities	$ 66.1

The operating lease payments listed in the table above include all current leases. The payments also include all renewal periods that we are reasonably certain to exercise.

We rarely enter into finance leases or act as a lessor. Since finance lease amounts, lessor details, and finance lease related costs are not significant to our consolidated financial position or results of operations, additional disclosures regarding finance leases are not presented.

10. Accrued Expenses

	As of December 31,	
	2025	2024
	(in millions)	
Salaries, wages and employee benefits	$ 52.4	$ 52.6
Interest	3.1	4.4
Environmental	7.9	11.3
Income taxes	8.5	11.5
Taxes other than income	5.8	3.5
Operating lease liability	12.7	10.2
Other	26.5	22.5
	$ 116.9	$ 116.0

11. Debt

	As of December 31,	
	2025	2024
	(in millions)	
Senior notes	$ 444.6	$ 348.6
Revolving credit facility	210.0	—
Term loan facilities	—	290.6
Other notes payable	0.7	0.9
	655.3	640.1
Less current maturities of long-term debt	(0.2)	(16.0)
	$ 655.1	$ 624.1

Senior Secured Credit Facilities

On April 9, 2025, we entered into a Second Amendment to Third Amended and Restated Credit Agreement dated as of April 9, 2025 (the "Amended Credit Facility Agreement") among the Company and our subsidiary, EnPro Holdings, Inc. ("EnPro Holdings"), as borrowers, certain foreign subsidiaries of the Company from time to time party thereto, as designated borrowers, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.

The Amended Credit Facility Agreement amended the agreement then governing our senior secured credit facilities and provides for a senior secured revolving credit facility of up to $800.0 million (the "Revolving Credit Facility"), which will mature on April 9, 2030. On April 9, 2025, in connection with our entry into the Amended Credit Facility Agreement, we repaid the remaining outstanding principal amount of term loan borrowings outstanding under the agreement governing our senior secured credit facilities prior to such amendment, funded by borrowings under the Revolving Credit Facility and $59.8 million of available cash.

The Amended Credit Facility Agreement provides that we may seek incremental term loans and/or additional revolving credit commitments in an amount equal to the greater of $275.0 million and 100% of consolidated EBITDA for the most recently ended four-quarter period for which we have reported financial results, plus additional amounts based on a consolidated senior secured leverage ratio. Any incremental term loans will be subject to prepayment with the net cash proceeds of non-permitted debt issuances and with the net cash proceeds of certain asset sales and casualty or condemnation events not reinvested in our business or applied to prepay such term loans within a specified period.

Borrowings under the Revolving Credit Facility, at our option, bear interest at either (1) an alternate base rate (the highest of (a) the federal funds effective rate plus 0.50%, (b) the prime rate of Bank of America, N.A., and (c) the one-month Term SOFR rate plus 1.00%) or (2) the Term SOFR rate for the applicable interest period plus, in each case, an applicable margin percentage, which initially is 1.375% for Term SOFR borrowings and 0.375% for alternate base rate borrowings and is subject to incremental increase or decrease based on a consolidated total net leverage ratio. In addition, a commitment fee accrues with respect to the unused amount of the Revolving Credit Facility at an annual rate of 0.175% initially, which rate is also subject to incremental increase or decrease based on a consolidated total net leverage ratio.

Enpro Inc. and EnPro Holdings are the permitted borrowers under the Amended Credit Facility Agreement. We have the ability to add wholly owned foreign subsidiaries as borrowers under the Revolving Credit Facility. Each of our domestic, consolidated subsidiaries (subject to certain exclusions) is required to guarantee the obligations of the borrowers under the Amended Credit Facility Agreement and, subject to the permitted exceptions, each of the Company's existing domestic subsidiaries has entered into the Amended Credit Facility Agreement to provide such a guarantee.

Borrowings under the Amended Credit Facility Agreement are secured by a first-priority pledge of certain assets. The Amended Credit Facility Agreement contains certain financial covenants and required financial ratios including a maximum consolidated total net leverage ratio and a minimum consolidated interest coverage ratio as defined in the Amended Credit Facility Agreement. We were in compliance with all covenants of the Amended Credit Facility Agreement as of December 31, 2025.

The borrowing availability under our Revolving Credit Facility at December 31, 2025 was $580.6 million after giving consideration to $9.4 million of outstanding letters of credit and $210.0 million of outstanding borrowings.

Senior Notes

On May 29, 2025, we completed the offering of $450 million in aggregate principal amount of our 6.125% Senior Notes due 2033 (the "Senior Notes"). The Senior Notes were issued to investors at 100% of the principal amount thereof. The Senior Notes are unsecured, unsubordinated obligations of Enpro Inc. and mature on June 1, 2033. Interest on the Senior Notes accrues at a rate of 6.125% per annum and is payable semi-annually in cash in arrears on June 1 and December 1 of each year, commencing December 1, 2025. The Senior Notes are required to be guaranteed on a senior unsecured basis by each of Enpro's existing and future direct and indirect domestic subsidiaries that is a borrower under, or guarantees, our indebtedness under the Revolving Credit Facility or guarantees any other Capital Markets Indebtedness (as defined in the indenture governing the Senior Notes) of Enpro or any of the guarantors above a specified threshold. We may, on any one or more occasions, redeem all or a part of the Senior Notes at specified redemption prices plus accrued and unpaid interest.

The indenture governing the Senior Notes includes covenants that restrict our ability, subject to specified exceptions and qualifications set forth in the indenture, to incur liens on assets, engage in certain asset sales, including sale and leaseback transactions, and merge, consolidate, transfer or dispose of all or substantially all assets. The indenture further requires us to offer to repurchase the Senior Notes at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, in the event that the net cash proceeds of certain asset sales are not reinvested in acquisitions, capital expenditures, or used to repay or otherwise reduce specified indebtedness within a specified period, to the extent the remaining net proceeds exceed a specified amount.

Each holder of the Senior Notes may require us to repurchase some or all of the Senior Notes held by such holder for cash upon the occurrence of a defined "change of control" event. Our ability to redeem the Senior Notes prior to maturity is subject to certain conditions, including in certain cases the payment of make-whole amounts.

We applied a portion of the net proceeds from the sale of the Senior Notes to fund the redemption on June 12, 2025 of all of our outstanding 5.75% Senior Notes due 2026 (having an aggregate principal amount of $350 million) at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued but unpaid interest to, but not including, the redemption date.

We were in compliance with all of the covenants under the indenture governing the Senior Notes as of December 31, 2025.

Scheduled Principal Payments

Future principal payments on long-term debt are as follows:

	(in millions)
2026	$ 0.2
2027	0.2
2028	0.2
2029	0.1
2030	210.0
Thereafter	450.0
	$ 660.7

The payments for long-term debt shown in the table above reflect the contractual principal amount for the Senior Notes and the current outstanding balance on the Revolving Credit Facility. In the Consolidated Balance Sheet as of December 31, 2025, these amounts are shown net of unamortized debt discounts aggregating $5.4 million pursuant to applicable accounting rules.

Debt Issuance Costs

During the quarter ended June 30, 2025, we capitalized $8.0 million of debt issuance costs in connection with our Amended Credit Facility Agreement and the issuance of the Senior Notes. Additionally, in connection with the redemption of our 5.75% Senior Notes due 2026 (the "Senior Notes due 2026") and repayment of the remaining outstanding principal amount of the term loan borrowings outstanding under the agreement governing our senior secured credit facilities prior to the Amended Credit Facility Agreement in the second quarter of 2025, we recognized a $1.7 million loss on extinguishment related to unamortized debt issuance costs recorded in other non-operating expense.

12. Derivatives and Hedging

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances on our foreign subsidiaries' balance sheets, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. We strive to control our exposure to these risks through our normal operating activities and, where appropriate, through derivative instruments. We periodically enter into contracts to hedge forecasted transactions that are denominated in foreign currencies. The notional amount of foreign exchange contracts was $103.7 million as of December 31, 2024 . As part of our regular practice, we entered into a forward contract to hedge a 95 million Euro exposure on an intercompany note agreement related to proceeds from the sale of our former GGB business, allocated to foreign subsidiaries. The notional amount of foreign exchange contracts was $103.7 million and $110.5 million as of December 31, 2024 and 2023, respectively. As a result of this note, due to the changes in the foreign exchange rate, we recorded losses of $0.4 million in the first quarter of 2025 and $1.8 million and $2.2 million for the years ended December 31, 2024 and 2023, respectively. This intercompany note and the corresponding foreign exchange contracts were both settled in March 2025.

The foreign exchange contracts were recorded at their fair market value as of December 31, 2025 with changes in market value recorded in income. The earnings impact of any foreign exchange contract that is specifically related to the purchase of inventory is recorded in cost of sales and the changes in market value of all other contracts are recorded in selling, general and administrative expense in the Consolidated Statements of Operations with the exception of our monthly forward contracts to hedge our Euro exposure which are recorded in other expense, net. The balances of foreign exchange derivative assets are recorded in other current assets and the balances of foreign exchange derivative liabilities are recorded in accrued expenses in the Consolidated Balance Sheets.

In May 2019, we entered into cross currency swap agreements (the "Swap") with a notional amount of $100.0 million to manage an increased portion of our foreign currency risk by effectively converting a portion of the interest payments related to our then outstanding fixed-rate USD-denominated Senior Notes due 2026, including the semi-annual interest payments thereunder, to interest payments on the fixed-rate Euro-denominated debt of 89.6 million EUR with a weighted average interest rate of 3.5%, with interest payment dates of April 15 and October 15 of each year. The Swap agreement matures on October 15, 2026.

During the term of the Swap agreement, we will receive semi-annual payments from the counterparties due to the difference between the interest rate on a notional amount the Senior Notes due 2026 and the interest rate on the Euro debt underlying the Swap. There was no principal exchange at the inception of the arrangement, and there will be no exchange at maturity. At maturity (or earlier at our option), we and the counterparty will settle the Swap agreement at its fair value in cash based on the aggregate notional amount and the then-applicable currency exchange rate compared to the exchange rate at the time the Swap agreement was entered into.

We have designated the Swap as a qualifying hedging instrument and are accounting for it as a net investment hedge. At December 31, 2025, the fair value of the Swap equaled $4.4 million and was recorded within our other (current) liabilities on the Consolidated Balance Sheet. The gains and losses resulting from fair value adjustment to the Swap agreement, excluding interest accruals related to the above receipts, are recorded in accumulated other comprehensive income within our cumulative foreign currency translation adjustment, as the Swap is effective in hedging the designated risk. Cash flows related to the Swap are included in operating activities in the Consolidated Statements of Cash Flows, aside from the ultimate settlement at maturity with the counterparty, which will be included in investing activities.

13. Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Fair Value Measurements as of	
	December 31, 2025	December 31, 2024
	(in millions)	
Assets		
Foreign currency derivatives	$ —	$ 7.9
Deferred compensation assets	16.8	14.0
	$ 16.8	$ 21.9
Liabilities		
Deferred compensation liabilities	$ 17.8	$ 14.8
Foreign currency derivatives	4.4	—
	$ 22.2	$ 14.8

Our deferred compensation assets and liabilities are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. Our foreign currency derivatives are classified as Level 2 because their value is calculated based upon observable inputs including market USD/Euro exchange rates and market interest rates.

The carrying values of our significant financial instruments reflected in the Consolidated Balance Sheets, including the Senior Notes that have a determinable fair value based on quoted market prices for identical liabilities and are classified as Level 2 since the market is not active. At December 31, 2025, the fair value of these instruments was approximately 3% higher than the carrying value of the Senior Notes. At December 31, 2024, the carrying value of the then outstanding Senior Notes due 2026 approximated the respective fair value.

14. Pension

We have maintained non-contributory defined benefit pension plans covering eligible employees in the United States, Mexico, Taiwan and France. Salaried employees' benefit payments are generally determined using a formula that is based on an employee's compensation and length of service. We closed our defined benefit pension plan for new salaried employees in the United States who joined the Company after January 1, 2006. Effective January 1, 2007, benefits were frozen for all salaried employees who were not age 40 or older as of December 31, 2006 and, effective January 1, 2021, benefits for all remaining eligible salaried employees were frozen. Benefits for hourly employees in the United States were frozen as of January 1, 2024.

Certain of our employees also participate in voluntary contributory retirement savings plans for salaried and hourly employees maintained by us. Under these plans, eligible employees can receive matching contributions up to the first 6% of their eligible earnings. Certain employees hired prior to August 1, 2016 are eligible to receive an additional 2% company contribution each year. We recorded $10.8 million, $10.2 million and $9.5 million in expenses in 2025, 2024 and 2023, respectively, for matching contributions under these plans.

In the second quarter of 2024, Enpro initiated a plan to terminate and settle its remaining defined benefit pension plan in the United States. The termination and settlement process for this frozen plan, which preserves retirement benefits due to participants but changes the ultimate payor of such benefits, was substantially completed in the fourth quarter of 2025.

As a result of the plan termination, Enpro recorded a pretax, noncash settlement loss of $67.2 million in other nonoperating expense in our consolidated statement of operations in the fourth quarter of 2025. The loss was driven primarily by the recognition of actuarial losses previously deferred in accumulated other comprehensive income (loss) on our consolidated balance sheet.

During the plan settlement process, existing plan assets fully satisfied the settlement obligations. Excess assets of $8.5 million remained after all benefit liabilities were transferred. These assets will be used to settle certain final costs associated with the plan termination in 2026 and, over the next several years, to fund the aforementioned additional 2% company contribution to eligible employees' voluntary contributory retirement savings plans. As of December 31, 2025, these excess assets were reflected with balances of $2.1 million and $6.4 million in prepaid expenses and other current assets and other assets (noncurrent), respectively, in our consolidated balance sheet.

Our general funding policy for qualified defined benefit pension plans historically has been to contribute amounts that are at least sufficient to satisfy regulatory funding standards. No contributions were made in 2025 or 2024, and in 2023, we contributed $5.5 million, in cash, to our U.S. pension plans. The contribution was made in 2023 in order to meet a funding level sufficient to avoid variable fees from the PBGC on the underfunded portion of our pension liability. We expect to make total contributions of approximately $1.2 million in 2026 to our foreign pension plans.

The projected benefit obligation and fair value of plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $7.6 million and $0.1 million at December 31, 2025, and $258.5 million and $249.6 million at December 31, 2024, respectively. The accumulated benefit obligation and fair value of plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $5.4 million and $0.1 million at December 31, 2025, and $256.5 million and $249.6 million at December 31, 2024, respectively.

The following table sets forth the changes in projected benefit obligations and plan assets of our defined benefit pension and other non-qualified and postretirement plans as of and for the years ended December 31, 2025 and 2024.

	2025	2024
	(in millions)	
Change in Projected Benefit Obligations		
Projected benefit obligations at beginning of year	$ 258.5	$ 258.7
Service cost	0.4	0.4
Interest cost	5.2	12.8
Actuarial loss	(2.0)	5.4
Settlements	(238.5)	(0.6)
Benefits paid	(16.9)	(17.4)
Other	0.9	(0.8)
Projected benefit obligations at end of year	7.6	258.5

Change in Plan Assets	2025	2024
	(in millions)	
Fair value of plan assets at beginning of year	249.6	266.7
Actual return on plan assets	14.2	0.2
Benefits paid	(16.9)	(17.4)
Settlements	(238.5)	(0.6)
Company contributions	0.2	0.7
Fair value of plan assets at end of year	8.6	249.6
Funded Status at End of Year	$ 1.0	$ (8.9)

	2025	2024
	(in millions)	
Amounts Recognized in the Consolidated Balance Sheets		
Current assets	$ 2.1	$ —
Long-term assets	6.4	—
Current liabilities	(0.8)	(3.0)
Long-term liabilities	(6.8)	(5.9)
	$ 0.9	$ (8.9)

Pre-tax charges recognized in accumulated other comprehensive income (loss) as of December 31, 2025 and 2024 consist of:

	2025	2024
	(in millions)	
Net actuarial loss	$ 1.0	$ 79.0
Prior service cost (income)	(0.2)	0.5
	$ 0.8	$ 79.5

The accumulated benefit obligation for all defined benefit pension plans was $5.4 million and $256.5 million at December 31, 2025 and 2024, respectively.

The following table sets forth the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income for our defined benefit pension plans for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	**2024**	**2023**
	(in millions)		
Net Periodic Benefit Cost			
Service cost	$ 0.4	$ 0.4	$ 0.7
Interest cost	5.2	12.8	13.6
Expected return on plan assets	(4.7)	(14.2)	(13.8)
Amortization of prior service cost	—	—	(0.1)
Amortization of net loss	1.9	1.5	1.5
Settlements	67.2	0.1	—
Curtailments	—	—	0.3
Net periodic benefit cost	$ 70.0	$ 0.6	$ 2.2
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss)			
Net loss (gain)	$ (11.5)	$ 19.5	$ 2.4
Amortization of net loss	(1.9)	(1.6)	(1.5)
Amortization of prior service cost	—	—	0.1
Settlements	(66.3)	—	—
Curtailments	—	—	(0.3)
Total recognized in other comprehensive income (loss)	$ (79.7)	$ 17.9	$ 0.7
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income (Loss)	$ (9.7)	$ 18.5	$ 2.9

	As of December 31,		
	2025	**2024**	**2023**
Weighted-Average Assumptions Used to Determine Benefit Obligations			
Discount rate	6.520 %	4.920 %	5.125 %
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost			
Discount rate	5.000 %	5.125 %	5.625 %
Expected long-term return on plan assets	4.8 %	5.5 %	5.6 %

The discount rate used to determine benefit obligations reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. The discount rate was determined with a model that uses a theoretical portfolio of high quality corporate bonds specifically selected to produce cash flows closely related to how we would settle our retirement obligations. This produced a discount rate of 6.52% at December 31, 2025, which relates only to our foreign plans after termination of the U.S. plan. As of the date of these financial statements, there are no known or anticipated changes in our discount rate assumption that will impact our pension expense in 2026.

The overall expected long-term rate of return on assets was determined based upon weighted-average historical returns over an extended period of time for the asset classes in which the plans invest according to our current investment policy.

We used the Pri-2012 base mortality table with the MP-2021 projection scale to value our domestic pension liabilities in 2024.

Plan Assets

The asset allocation for pension plans at the end of 2024 was 76% fixed income and 24% cash equivalents. The excess assets related to the plan termination described above of $8.5 million at December 31, 2025 are invested in cash and cash equivalents.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, and pertain wholly to our foreign plans, are expected to be paid in the following calendar years:

	Pension Benefits
	(in millions)
2026	$ 0.8
2027	$ 0.1
2028	$ 0.9
2029	$ 0.4
2030	$ 1.1
Years 2031 – 2035	$ 4.1

Other Post-Employment Retirement Benefits

We have liabilities related to other post-employment retirement benefits that were offered to certain employees of several legacy businesses formerly owned by Enpro's predecessor as well as certain continuing operations. New employees are not offered these benefits and substantially all employees who were offered these benefits are retired. Disclosures related to these benefits are not included in the discussion and tables above. At December 31, 2025, we had $3.2 million of liabilities related to these benefits.

15. Shareholders' Equity

We have a policy under which we intend to declare regular quarterly cash dividends on our common stock, as determined by our board of directors, after taking into account our cash flows, earnings, financial position and other relevant matters. In accordance with this policy, total dividend payments of $26.2 million, $25.3 million, and $24.3 million were made during the years ended December 31, 2025, 2024, and 2023, respectively.

On February 13, 2026 we announced that our board of directors had increased the quarterly dividend to $0.32 per share, commencing with the dividend to be paid on March 18, 2026 to all shareholders of record as of March 4, 2026.

Enpro's board of directors approved a two-year share repurchase authorization in October 2024, replacing the previous $50.0 million authorization that expired in October 2024. No shares were purchased under the prior repurchase program. Under the replacement authorization, which, other than the expiration date, is identical to the prior authorization, the Company may repurchase up to $50.0 million of shares in both open market and privately negotiated transactions. The Company's management is authorized to determine the timing and amount of any such repurchases based on its evaluation of market conditions, capital alternatives, and other factors. Repurchases may also be made under Rule 10b5-1 plans, which could result in the repurchase of shares during periods when the Company otherwise would be precluded from doing so under insider trading laws.

The shares for all repurchase plans are retired upon purchase.

16. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) by component (after tax) are as follows:

(in millions)	Unrealized Translation Adjustments	Pension and Other Postretirement Plans	Total
Balance at December 31, 2022	$ 11.8	$ (45.1)	$ (33.3)
Other comprehensive income (loss) before reclassifications	12.3	(2.0)	10.3
Amounts reclassified from accumulated other comprehensive loss	—	0.8	0.8
Net current-period other comprehensive income (loss) attributable to Enpro Inc.	12.3	(1.2)	11.1
Balance at December 31, 2023	24.1	(46.3)	(22.2)
Other comprehensive loss before reclassifications	(30.5)	(14.9)	(45.4)
Amounts reclassified from accumulated other comprehensive loss	1.0	1.2	2.2
Net current-period other comprehensive loss attributable to Enpro Inc.	(29.5)	(13.7)	(43.2)
Balance at December 31, 2024	(5.4)	(60.0)	(65.4)
Other comprehensive income before reclassifications	26.7	8.9	35.6
Amounts reclassified from accumulated other comprehensive loss	—	51.7	51.7
Net current-period other comprehensive income attributable to Enpro Inc.	26.7	60.6	87.3
Balance at December 31, 2025	$ 21.3	$ 0.6	$ 21.9

Reclassifications out of accumulated other comprehensive income (loss) are as follows:

Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified from Accumulated Other Comprehensive Loss			Affected Statement of Operations Caption
	Years Ended December 31,			
	2025	2024	2023	
	(in millions)			
Pension and other postretirement plans adjustments:				
Amortization of actuarial losses	$ 1.9	$ 1.6	$ 0.8	(1)
Amortization of prior service costs	—	—	(0.1)	(1)
Curtailments	—	—	0.3	(1)
Settlements	66.3	—	—	(1)
Total before tax	68.2	1.6	1.0	Income (loss) from continuing operations before income taxes
Tax benefit	(16.5)	(0.4)	(0.2)	Income tax expense
Net of tax	$ 51.7	$ 1.2	$ 0.8	Income (loss) from continuing operations
Release of unrealized currency translation adjustment upon sale of investment in foreign entity, net of tax	$ —	$ 1.0	$ —	Other (non-operating) income (expense)

(1) These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension cost. Since these are components of net periodic pension cost other than service cost, the affected Consolidated Statement of Operations caption is other (non-operating) expense. (See Note 14, "Pension" for additional details).

17. Equity Compensation Plans

We have equity compensation plans (the "Plans") that provide for the delivery of shares pursuant to various market and performance-based incentive awards. As of December 31, 2025, there are 1.5 million shares available for future awards. Such amount assumes issuance at the maximum performance level for outstanding performance share awards. Our policy is to issue new shares to satisfy share delivery obligations for awards made under the Plans.

The Plans permit awards of restricted share units to be granted to executives and other key employees. Generally, share units awarded vest in equal annual increments over three years. Compensation expense related to the restricted share units is based upon the market price of the underlying common stock as of the date of the grant and is amortized over the applicable vesting period using the straight-line method. As of December 31, 2025, there was $5.5 million of unrecognized compensation cost related to restricted share units expected to be recognized over a weighted-average remaining amortization period of 1.8 years.

Under the terms of the Plans, performance share awards were granted to executives and other key employees during 2025, 2024 and 2023. Each grant will vest to the extent Enpro achieves specific performance objectives at the end of each three-year performance period. Additional amounts under these awards are paid out if objectives are exceeded, but some or all the awards may be forfeited if objectives are not met.

The amount earned at the end of a performance period with respect to performance share awards granted in 2025, 2024 and 2023, if any, are to be paid in shares of our common stock, with the amount to be delivered being reduced by the number of shares equal in value to applicable withholding taxes if the award recipient so chooses. The performance share awards provide for dividend-equivalent rights for the payment of cash equal to the amount of dividends that would be payable on the shares earned under the award as if such shares were held throughout the performance period, with the cash payment being made only following the vesting of the performance share award. Performance share awards are forfeited if a grantee terminates employment during the three-year performance period, except in the case of retirement.

Compensation expense related to the performance shares is computed using the fair value of the awards at the date of grant. Potential shares to be issued for performance share awards granted in 2025, 2024 and 2023 are subject to a market condition based on the performance of our stock, measured based upon a calculation of total shareholder return, compared to a group of peer companies. The fair value of these awards was determined using a Monte Carlo simulation methodology. Compensation expense for these awards based upon this grant date fair value is amortized using the straight-line method over the applicable performance period.

The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award and calculates the fair value of each award. We granted performance share awards, payable in shares of our common stock, to eligible participants on February 13, 2025, February 15, 2024 and February 16, 2023. We used the following assumptions in determining the fair value of these awards:

	Expected stock price volatility	Risk free interest rate
Shares granted February 13, 2025		
Enpro Inc.	33.85 %	4.26 %
S&P 600 Capital Goods Index	38.91 %	4.26 %
Shares granted February 15, 2024		
Enpro Inc.	32.89 %	4.34 %
S&P 600 Capital Goods Index	39.67 %	4.34 %
Shares granted February 16, 2023		
EnPro Industries, Inc.	36.78 %	4.34 %
S&P 600 Capital Goods Index	44.65 %	4.34 %

The expected volatility assumption for us and each member of the peer group is based on each entity's historical stock price volatility over a period equal to the length from the valuation date to the end of the performance cycle. The annual expected dividend yield is based on annual expected dividend payments and the stock price on the date of grant. The risk free rate equals the yield, as of the valuation date, on zero-coupon U.S. Treasury STRIPS that have a remaining term equal to the length of the remaining performance cycle.

During the first quarter of calendar years 2021 and 2022, the Company granted performance shares awards to certain key employees which are payable in cash, based on the value of the shares earned under the awards, after a three-year vesting period. The awards granted in 2021 and 2022 were settled in the first quarter of 2024 and 2025, respectively. Actual payments were made to participating employees based on an initial target amount, which is adjusted based on the relative three-year performance of Enpro's share price versus a set of peer companies. Expense recognized for calendar years 2024 and 2023 related to the cash-settled awards was $2.5 million and $9.1 million respectively.

As of December 31, 2025 there was $6.0 million of unrecognized compensation cost related to nonvested performance share awards. These costs are expected to be recognized over a weighted-average vesting period of 1.7 years.

A summary of award activity under the Plans is as follows:

	Restricted Share Units		Performance Shares - Equity	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2024	99,018	138.75	101,782	187.91
Granted	41,250	189.13	45,676	264.11
Vested	(42,158)	127.63	(40,580)	148.97
Forfeited	(3,411)	161.00	(2,510)	200.44
Achievement level adjustment	—	—	(15,174)	148.97
Shares settled for cash	(3,494)	127.08	—	—
Nonvested at December 31, 2025	91,205	$ 165.22	89,194	$ 248.90

The maximum potential number of shares to be issued at December 31, 2025 is represented by the restricted share units nonvested balance at December 31, 2025. The number of nonvested performance share awards shown in the table above represents the maximum potential shares to be issued. We account for forfeitures when they occur as opposed to estimating the number of awards that are expected to vest as of the grant date.

Non-qualified and incentive stock options were granted in 2025, 2024 and 2023. No stock option has a term exceeding 10 years from the date of grant. All stock options were granted at not less than 100% of fair market value (as defined) on the date of grant. As of December 31, 2025, there was $3.1 million of unrecognized compensation cost related to stock options.

The following table provides certain information with respect to stock options as of December 31, 2025:

Range of Exercise Price	Stock Options Outstanding	Stock Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Under $80.00	13,882	13,882	$ 53.78	4.16
Over $80.00 and under $100.00	36,934	36,934	$ 80.98	5.20
Over $100.00 and under $120.00	93,921	78,432	$ 108.36	6.58
Over $120.00 and under $140.00	2,908	1,936	$ 120.79	7.83
Over $140.00	69,092	9,670	$ 176.58	8.62
Total	216,737	140,854	$ 122.12	6.86

We determine the fair value of stock options using the Black-Scholes option pricing formula. Key inputs into this formula include expected term, expected volatility, expected dividend yield, and the risk-free interest rate. We use the closing stock price on the grant date for determining the fair value. This fair value is amortized on a straight line basis over the vesting period. All options issued vest in equal annual increments over three years.

The expected term represents the period that our stock options are expected to be outstanding, and is determined based on historical experience of similar awards, given the contractual terms of the awards, vesting schedules, and expectations of future employee behavior. The fair value of stock options reflects a volatility factor calculated using historical market data for Enpro's common stock. The dividend assumption is based on our current expectations for our dividend policy. We base the risk-free interest rate on the yield to maturity at the time of the stock option grant on zero-coupon U.S. government bonds having a remaining life equal to the option's expected life.

The following assumptions were used to estimate the indicated fair value of the 2025 option awards:

	Grant Date
	February 25, 2025
Fair-value at grant date (per share)	$ 85.99
Assumptions:	
Average expected term	6 years
Expected volatility	40.49 %
Risk-free interest rate	4.17 %
Expected dividend yield	0.62 %

The following assumptions were used to estimate the indicated fair value of the 2024 option awards:

	Grant Date	
	February 15, 2024	February 27, 2024
Fair-value at grant date (per share)	$ 66.29	$ 66.84
Assumptions:		
Average expected term	6 years	6 years
Expected volatility	40.58 %	40.61 %
Risk-free interest rate	4.24 %	4.33 %
Expected dividend yield	0.77 %	0.77 %

The following assumptions were used to estimate the indicated fair value of the 2023 option awards:

	Grant Date		
	February 16, 2023	March 2, 2023	October 30, 2023
Fair-value at grant date (per share)	$ 47.27	$ 45.13	$ 48.88
Assumptions:			
Average expected term	6 years	6 years	6 years
Expected volatility	39.59 %	39.75 %	40.38 %
Risk-free interest rate	4.02 %	4.22 %	4.84 %
Expected dividend yield	0.99 %	1.05 %	1.01 %

A summary of option activity under the Plans as of December 31, 2025, and changes during the year then ended, is presented below:

	Stock Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2024	211,868	$ 105.17
Granted	32,311	199.78
Exercised	(27,442)	82.77
Forfeited	—	—
Balance at December 31, 2025	216,737	$ 122.12

The year-end intrinsic value related to stock options is presented below:

	December 31,		
(in millions)	2025	2024	2023
Options outstanding	$ 19.9	$ 14.3	$ 14.7
Options exercisable	$ 16.2	$ 10.5	$ 8.6

We recognized the following equity-based employee compensation expenses and benefits related to our options and RSUs:

	Years Ended December 31,		
(in millions)	2025	2024	2023
Compensation expense	$ 8.9	$ 9.1	$ 8.8
Related income tax benefit	$ 2.2	$ 2.5	$ 2.4

Equity-based employee compensation expenses related to our performance shares awards granted in 2025, 2024 and 2023 were $4.5 million for 2025, $3.1 million for 2024 and $0.6 million for 2023. Related income tax benefits were $1.1 million, $0.8 million and $0.2 million, respectively.

Each non-employee director received an annual grant of common stock (or, at the directors' election, phantom shares) equal in value to $125,000 in the years ended December 31, 2025 and 2024, and $110,000 in the year ended December 31, 2023. With respect to certain phantom shares awarded in prior years, we will pay each non-employee director in cash the fair market value of the director's phantom shares upon termination of service as a member of the board of directors. The remaining phantom shares granted will be paid out in the form of one share of our common stock for each phantom share, with the value of any fractional phantom shares paid in cash. Expense recognized in the years ended December 31, 2025, 2024 and 2023 related to these share and phantom share grants was $1.3 million, $1.1 million and $1.2 million, respectively. No cash payments were used to settle phantom shares in 2025, 2024 or 2023.

18. Business Segment Information

We identify our two operating businesses, Sealing Technologies and Advanced Surface Technologies, as reportable segments. Factors considered in determining our reportable segments include the economic similarity of the businesses, the nature of products sold, or solutions provided, the production processes and the types of customers. Our President and Chief Executive Officer, which we have identified as our Chief Operating Decision Maker ("CODM"), regularly evaluates the individual performance of both operating segments by reviewing segment earnings before interest, income taxes, depreciation, amortization, and other selected items ("Adjusted Segment EBITDA"), which is segment revenue reduced by operating expenses and other costs identifiable with the segment, excluding acquisition and divestiture expenses, restructuring costs, impairment charges, non-controlling interest compensation, amortization of the fair value adjustment to acquisition date inventory, and depreciation and amortization. Adjusted Segment EBITDA is not defined under GAAP and may not be comparable to similarly-titled measures used by other companies. The CODM assesses Adjusted Segment EBITDA in comparison to prior periods, previously forecasted results and anticipated/experienced market trends in determining how to allocate operating and capital resources between the operating segments. The only significant segment expense categories reviewed by the CODM are cost of sales and selling, general, and administrative costs.

Our Sealing Technologies segment engineers and manufactures value-added products and solutions that safeguard a variety of critical environments, including: metallic, non-metallic and composite material gaskets; dynamic seals; compression packing; elastomeric components; custom-engineered mechanical seals used in diverse applications; hydraulic components; test, measurement and sensing applications; sanitary gaskets; hoses and fittings for hygienic process industries; fluid transfer products for the pharmaceutical and biopharmaceutical industries; and commercial vehicle solutions used in wheel-end and suspension components that customers rely upon to ensure safety on our roadways.

These products are used in a variety of markets, including chemical and petrochemical processing, nuclear energy, hydrogen, natural gas, food and biopharmaceutical processing, primary metal manufacturing, mining, water and waste treatment, commercial vehicle, aerospace (including commercial space), medical, filtration and semiconductor fabrication. In all these industries, the performance and durability of our proprietary products and solutions are vital for the safety and environmental protection of our customers' processes. Many of our products and solutions are used in highly demanding applications, often in harsh environments, where the cost of failure is extremely high relative to the cost of our offerings to our customers. These environments include those where extreme temperatures, extreme pressures, corrosive agents, strict tolerances, or worn equipment create challenges for product performance. Sealing Technologies offers customers widely recognized applied engineering, innovation, process know- how and enduring reliability, driving a lasting aftermarket for many of our products and solutions.

Our Advanced Surface Technologies (AST) segment applies proprietary technologies, processes, and capabilities to deliver a highly differentiated suite of products and solutions for challenging applications in high-growth markets. The segment's products and solutions are used in demanding environments requiring performance, precision and repeatability, with a low tolerance for failure. AST's capabilities include: (i) engineering, manufacturing and precision machining of complex front-end wafer processing sub-systems, including critical components used in and around semiconductor process chambers that enable the manufacture of leading-edge chips, as well as edge-welded metal bellows that support critical applications in the space, aerospace and defense markets; (ii) cleaning, coating, testing, refurbishment and verification for critical components and assemblies used in state-of-the-art advanced node semiconductor manufacturing equipment, (iii) designing, manufacturing and selling specialized optical filters and proprietary thin-film coatings for the most challenging applications in the industrial technology, life sciences, communications and semiconductor markets. In many instances, AST capabilities drive products and solutions that enable the performance of our customers' high-value processes through an entire life cycle.

The accounting policies of the reportable segments are the same as those for Enpro.

Non-controlling interest compensation allocation represents compensation expense associated with a portion of the rollover equity from the acquisition of Alluxa being subject to reduction for certain types of employment terminations of the Alluxa Executives. This expense was recorded in selling, general, and administrative expenses on our Consolidated Statements of Operations and is directly related to the terms of the acquisitions. In the first quarter of 2024, Enpro acquired all of the Alluxa non-controlling interests from the Alluxa Executives.

Segment operating results and other financial data for the years ended December 31, 2025, 2024, and 2023 were as follows:

(in millions)	Year Ended December 31, 2025					
	Sealing Technologies		Advanced Surface Technologies		Total	
Sales from external customers	$	732.3	$	411.0	$	1,143.3
Intersegment sales		0.1		0.6		0.7
		732.4		411.6		1,144.0
Reconciliation of sales						
Elimination of intersegment sales						(0.7)
Total consolidated sales						1,143.3
Cost of sales		(370.3)		(286.6)		
Selling, General, and Administrative		(167.7)		(108.3)		
Other Operating[1]		(0.5)		(1.7)		
Adjusting Items:						
Acquisition expenses		8.5		—		
Amortization of fair value adjustment to acquisition date inventory		2.2		—		
Restructuring and impairment expense, net		0.5		1.7		
Depreciation and amortization expense		35.6		67.2		
Adjusted Segment EBITDA	$	240.7	$	83.9	$	324.6

Restructuring and impairment expense, net in the table above for the year ended December 31, 2025, includes income related to gains on the sale of fixed assets as a result of restructuring actions.

(in millions)	Year Ended December 31, 2024		
	Sealing Technologies	Advanced Surface Technologies	Total
Sales from external customers	$ 687.2	$ 361.5	$ 1,048.7
Intersegment sales	—	0.7	0.7
	687.2	362.2	1,049.4
Reconciliation of sales			
Elimination of intersegment sales			(0.7)
Total consolidated sales			1,048.7
Cost of sales	(356.3)	(248.0)	
Selling, General, and Administrative	(145.6)	(105.0)	
Other Operating[1]	(2.4)	(3.5)	
Adjusting Items:			
Acquisition expenses	4.3	—	
Amortization of fair value adjustment to acquisition date inventory	1.7	—	
Restructuring and impairment expense	2.4	3.5	
Depreciation and amortization expense	32.8	67.5	
Adjusted Segment EBITDA	$ 224.1	$ 76.7	$ 300.8

(in millions)	Year Ended December 31, 2023		
	Sealing Technologies	Advanced Surface Technologies	Total
Sales from external customers	$ 658.4	$ 400.9	$ 1,059.3
Intersegment sales	—	0.3	0.3
	658.4	401.2	1,059.6
Reconciliation of sales			
Elimination of intersegment sales			(0.3)
Total consolidated sales			1,059.3
Cost of sales	(361.0)	(271.7)	
Selling, General, and Administrative	(131.3)	(102.9)	
Goodwill impairment	—	(60.8)	
Other Operating[1]	(3.0)	(1.0)	
Adjusting Items:			
Acquisition expenses	1.1	—	
Non-controlling interest compensation allocation	—	(0.3)	
Restructuring and impairment expense	3.0	1.0	
Depreciation and amortization expense	25.1	69.2	
Goodwill impairment	—	60.8	
Adjusted Segment EBITDA	$ 192.3	$ 95.5	$ 287.8

[1] Other Operating consists primarily of restructuring and other impairment related expenses.

	Years Ended December 31,		
	2025	**2024**	**2023**
	(in millions)		
Reconciliation of income from continuing operations before income taxes to Adjusted Segment EBITDA			
Income from continuing operations before income taxes	$ 57.6	$ 94.4	$ 37.7
Acquisition and divestiture expenses	8.5	4.3	1.1
Non-controlling interest compensation allocation	—	—	(0.3)
Amortization of fair value adjustment to acquisition date inventory	2.2	1.7	—
Restructuring and impairment expense	1.7	5.8	4.0
Depreciation and amortization expense	102.8	100.3	94.3
Corporate expenses	47.8	46.4	51.1
Interest expense, net	28.2	34.5	30.1
Goodwill impairment	—	—	60.8
Loss on pension settlement	67.2	—	—
Other expense, net	8.6	13.4	9.0
Adjusted Segment EBITDA	$ 324.6	$ 300.8	$ 287.8

In the table above, corporate expenses include general corporate administrative costs. Expenses not directly attributable to the segments, corporate expenses, net interest expense, and income taxes are not included in the computation of Adjusted Segment EBITDA

	Years Ended December 31,		
	2025	**2024**	**2023**
	(in millions)		
Net Sales by Geographic Area			
United States	$ 647.1	$ 601.7	$ 640.3
Asia Pacific	247.3	210.1	183.1
Europe	162.4	152.4	149.6
Rest of World	86.5	84.5	86.3
Total	$ 1,143.3	$ 1,048.7	$ 1,059.3

Net sales are attributed to countries based on location of the customer.

Due to the diversified nature of our business and the wide array of products that we offer, we sell into a number of end markets. Underlying economic conditions within these markets are a major driver of our segments' sales performance. Below is a summary of our third-party sales by major end market with which we did business for the years ended December 31, 2025, 2024 and 2023:

| | Year Ended December 31, 2025 | | |
| | (in millions) | | |
	Sealing Technologies	Advanced Surface Technologies	Total
Aerospace	$ 75.6	$ 17.3	$ 92.9
Commercial vehicle	168.1	—	168.1
Food and biopharmaceutical	76.3	—	76.3
General industrial	272.5	26.9	299.4
Oil and gas	60.6	7.6	68.2
Power generation	71.3	—	71.3
Semiconductors	7.9	359.2	367.1
Total third-party sales	$ 732.3	$ 411.0	$ 1,143.3

| | Year Ended December 31, 2024 | | |
| | (in millions) | | |
	Sealing Technologies	Advanced Surface Technologies	Total
Aerospace	$ 58.0	$ 13.8	$ 71.8
Commercial vehicle	174.0	—	174.0
Food and biopharmaceutical	67.7	—	67.7
General industrial	255.5	25.3	280.8
Oil and gas	52.0	5.7	57.7
Power generation	72.0	—	72.0
Semiconductors	8.0	316.7	324.7
Total third-party sales	$ 687.2	$ 361.5	$ 1,048.7

| | Year Ended December 31, 2023 | | |
| | (in millions) | | |
	Sealing Technologies	Advanced Surface Technologies	Total
Aerospace	$ 47.5	$ 10.8	$ 58.3
Commercial vehicle	198.4	—	198.4
Food and biopharmaceutical	65.4	—	65.4
General industrial	250.7	26.9	277.6
Oil and gas	19.8	8.0	27.8
Power generation	68.3	—	68.3
Semiconductors	8.3	355.2	363.5
Total third-party sales	$ 658.4	$ 400.9	$ 1,059.3

Sales to one customer of our Advanced Surface Technologies segment represented approximately $271.3 million, $225.4 million, and $270.3 million of our consolidated sales for the years ended December 31, 2025, 2024, and 2023, respectively.

	Years Ended December 31,		
	2025	2024	2023
	(in millions)		
Capital Expenditures			
Sealing Technologies	$ 16.4	$ 14.1	$ 17.1
Advanced Surface Technologies	24.4	15.0	16.8
Total capital expenditures	$ 40.8	$ 29.1	$ 33.9
Depreciation and Amortization Expense			
Sealing Technologies	$ 35.6	$ 32.8	$ 25.1
Advanced Surface Technologies	67.2	67.4	69.2
Corporate	—	0.1	0.2
Total depreciation and amortization	$ 102.8	$ 100.3	$ 94.5

	As of December 31,	
	2025	2024
	(in millions)	
Assets		
Sealing Technologies	$ 1,210.1	$ 883.9
Advanced Surface Technologies	1,287.4	1,330.6
Corporate	165.5	277.0
	$ 2,663.0	$ 2,491.5
Long-Lived Assets		
United States	$ 208.5	$ 184.7
Asia Pacific	47.7	33.1
Europe	14.0	13.0
Rest of World	15.1	14.9
Total	$ 285.3	$ 245.7

Corporate assets include all of our cash and cash equivalents and long-term deferred income taxes. Long-lived assets consist of property, plant and equipment and lease right of use assets.

19. Commitments and Contingencies

General

A description of certain environmental and other legal matters relating to certain of our subsidiaries is included in this section. In addition to the matters noted herein, we are from time to time subject to, and are presently involved in, other litigation and legal proceedings arising in the ordinary course of business. We believe the outcome of such other litigation and legal proceedings will not have a material adverse effect on our financial condition, results of operations and cash flows. Expenses for administrative and legal proceedings are recorded when incurred.

Environmental

Our facilities and operations are subject to federal, state and local environmental and occupational health and safety laws and regulations of the U.S. and foreign countries. We take a proactive approach in our efforts to comply with these laws and regulations as they relate to our manufacturing operations and in proposing and implementing any remedial plans that may be necessary. We also regularly conduct comprehensive environmental, health and safety audits at our facilities to maintain compliance and improve operational efficiency.

Although we believe past operations were in substantial compliance with the then applicable regulations, we or one or more of our subsidiaries are involved with various investigation and remediation activities at 19 sites, all of which relate to the activities of legacy operations prior to the formation of Enpro in 2002. At 9 of the 19 sites, the future cost of investigation or remediation is expected to be less than $500,000. At 18 of the 19 sites, one or more of our subsidiaries (or an entity that merged with and into one of our subsidiaries) formerly conducted business operations but no longer do. We continue to conduct manufacturing operations at one site. In addition to these 19 sites, the United States Environmental Protection Agency (the "EPA") has provided us notice that Enpro has potential responsibility at one additional site where one of our subsidiaries formerly conducted business operations but no longer does. We have responded to the EPA that we do not have responsibility at that site and are awaiting the EPA's response.

Our policy is to accrue environmental investigation and remediation costs when it is probable that a liability has been incurred and the amount can be reasonably estimated, which for ongoing remediation activities is typically over a period of five years and includes identified capital expenditures beyond the period. For sites with multiple future projected cost scenarios for identified feasible investigation and remediation options where no one estimate is more likely than all the others, our policy is to accrue the lowest estimate among the range of estimates. The measurement of the liability is based on an evaluation of currently available facts with respect to each individual situation and takes into consideration factors such as existing technology, presently enacted laws and regulations and prior experience in the remediation of similar contaminated sites. Liabilities are established for all sites based on these factors. As assessments and remediation progress at individual sites, these liabilities are reviewed and adjusted to reflect additional technical data and legal information. As of December 31, 2025, and 2024, we had recorded liabilities aggregating $42.2 million and $40.7 million, respectively, in other liabilities for estimated future expenditures relating to environmental contingencies. The current portion of our aggregate environmental liability included in accrued liabilities at December 31, 2025, was $7.9 million. These amounts have been recorded on an undiscounted basis in the Consolidated Balance Sheets. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other parties potentially being fully or partially liable, technology and information related to individual sites, we do not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of our recorded liabilities.

We believe that our accruals for specific environmental liabilities are adequate based on currently available information. Based upon limited information regarding any incremental remediation or other actions that may be required at these sites, we cannot reasonably estimate any further loss or a reasonably possible range of loss related to these matters. Actual costs to be incurred in future periods may vary from estimates because of the inherent uncertainties in evaluating environmental exposures due to unknown and changing conditions, changing government regulations and legal standards regarding liability.

Lower Passaic River Study Area

Based on our prior ownership of Crucible Steel Corporation a/k/a Crucible, Inc. ("Crucible"), we may have contingent liabilities in one or more significant environmental matters. One such matter, which is included in the 19 sites referred to above, is the Lower Passaic River Study Area ("LPRSA") of the Diamond Alkali Superfund Site in New Jersey. The LPRSA includes a 17-mile tidal portion of the Passaic River stretching from the river's mouth at Newark Bay to Dundee Dam in Garfield, New Jersey. Crucible operated a steel mill abutting the Passaic River in Harrison, New Jersey from the early 1900s until 1974, which was one of many industrial operations on the river dating back to the 1800s. Certain contingent environmental liabilities related to this site were retained by a predecessor of EnPro Holdings when it sold a majority interest in Crucible Materials Corporation (the successor of Crucible) in 1985. The EPA notified our subsidiary in September 2003 that it is a potentially responsible party ("PRP") for Superfund response actions in the LPRSA.

The EPA is leading the response actions for the LPRSA, which it has divided into two operating units: Operating Unit 2 ("OU2"), covering the lower 8.3 miles of the LPRSA, and Operating Unit 4 ("OU4"), encompassing the entire LPRSA. OU2 is a part of the larger OU4. The EPA issued a Record of Decision ("ROD") for OU2 in March 2016, selecting a remedy involving construction of an engineered cap over the riverbed at an estimated cost of $1.38 billion. In September 2021, the EPA issued a ROD for OU4, selecting an interim remedy consisting of targeted dredging and capping for the portion of OU4 not including OU2, followed by a monitoring period to assess the river system's response, at an estimated cost of $441 million.

The EPA also initiated an allocation process in 2017, explaining that a fair, carefully structured, information-based allocation of responsibility for the LPRSA was necessary to promote settlements. This effort resulted in the EPA's retained allocator issuing a final Allocation Recommendation Report (the "Report") in December 2020. Using the Report and other factors as a basis for subsequent settlement negotiations, more than 80 PRPs, including EnPro Holdings, entered an agreement with the EPA to resolve their share of responsibility concerning both OU2 and OU4, and a Consent Decree resolving the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") claims was lodged with the District Court of New Jersey in December 2022. EnPro Holdings paid $5.9 million into escrow as its share of the settlement in September 2022, and the District Court of New Jersey approved and entered the settlement in December 2024. Two non-settling PRPs, Nokia of America Corporation and Occidental Chemical Corporation ("OCC"), the successor to the entity that operated the Diamond Alkali chemical manufacturing facility, intervened and subsequently appealed the court's approval of the settlement. EnPro Holding's payment will be held in escrow until all appeals have been resolved by the Third Circuit Court of Appeals.

In October 2025, following the announcement that Berkshire Hathaway would be acquiring OCC, OCC notified the Third Circuit that it is now known as Environmental Resource Holdings LLC as a result of a corporate reorganization that split the appellant entity into two entities, Environmental Resource Holdings LLC and Occidental Chemical Corporation (a Texas corporation) ("OxyChem TX"). Certain PRPs, including EnPro Holdings, filed a declaratory judgment action in February 2026 to obtain an order holding the newly formed OxyChem TX is joint and severally liable for its predecessor's CERCLA liabilities at the Diamond Alkali Superfund Site, including the LPRSA. That action is currently pending.

Before the settlement that is now the subject of the pending appeal was reached, OCC filed claims in the U.S. District Court for the District of New Jersey against more than 120 parties, including EnPro Holdings, seeking recovery of certain response costs under the CERCLA. Such costs include an estimated $165 million to develop and design the remedy for the LPRSA. This litigation, which will include consideration of the effect of the settlement on OCC's cost-recovery claims, is currently stayed by the Court pending resolution of the appeal described above

Our reserve for the LPRSA at December 31, 2025 was $0.7 million, which is for work remaining at the site that is not covered by the settlement. Further adjustments to our reserve for the site are possible as new or additional information becomes available.

Except with respect to the LPRSA, we are unable to estimate a reasonably possible range of loss related to any other contingent environmental liability based on our prior ownership of Crucible. See the section entitled "Crucible Steel Corporation a/k/a Crucible, Inc." in this footnote for additional information.

Arizona Uranium Mines

EnPro Holdings has received notices from the EPA asserting that it is a potentially responsible party under the CERCLA as the successor to a former operator of eight uranium mines in Arizona, including two EPA-designated "priority" mines located in the Cameron Chapter of the Navajo Nation and six EPA-designated "non-priority" mines located in the more remote Bodaway Gap Chapter of the Navajo Nation, which are collectively one of the 19 sites referenced above. The former operator conducted operations at these mines from 1954 to 1957, prior to Enpro's formation in 2002. In the 1990s, remediation work performed by others consisted of capping the exposed areas of these mines. We entered into an Administrative Settlement Agreement and Order on Consent for Interim Removal Action with the EPA effective November 7, 2017 for the investigation and remediation of these mines. We entered into a First Modification of Original Administrative Settlement Agreement and Order on Consent effective July 8, 2022 for the performance of Engineering Evaluations and Cost Analyses (EE/CA's) of potential remedial options at each of the mines. Our reserve at December 31, 2025 for this site was $11.5 million, which reflects estimated costs to consolidate mining waste on-site and construct enhanced caps for each of the eight mines and is the low end of the range of our reasonably likely liability with respect to these mines.

In August 2025, EnPro Holdings completed and submitted draft EE/CAs for the two priority mines located in the Cameron Chapter to the EPA for review, including cost estimates for multiple remedial options for each of the mines. The evaluated remedial options include consolidating and capping mining wastes on site on the low end of reasonably likely liability and excavating and transporting mining waste to an off-site "regional repository" location on the high end of reasonably likely liability. Estimable costs of our reasonably likely liability with respect to the two priority mines range from $3.6 million to $15.9 million based on these two options. The draft EE/CAs that Enpro Holdings submitted to the EPA ranked consolidating and capping mining wastes on site as the most preferred option at each of the two priority mines. The EPA's review of the draft EE/CAs is ongoing. The accrual for the two priority mines is $3.6 million, which is the low end of the range of our reasonably likely liability.

Investigation of the six non-priority mines in the Bodaway Gap Chapter is ongoing, and we expect to prepare and submit draft EE/CAs to the EPA in the next one to two years. The accrual for the six non-priority mines is set at $7.6 million, which is the low end of the range of our reasonably likely liability with respect to these mines and is based on the remedial option of capping and consolidating wastes on site. The EPA has not identified a potential "regional repository" location for mines in the Bodaway Gap Chapter. Accordingly, we are not able at this time to estimate the upper end of a range of reasonably likely liability with respect to the non-priority mines.

On October 18, 2021, the United States District Court for the District of Arizona approved and entered a Consent Decree pursuant to which the U.S government will reimburse the Company for 35% of necessary costs of response, as defined in 42 U.S.C. section 9601(25), previously or to be in the future incurred by the Company which arise out of or in connection with releases or threatened releases of hazardous substances at or emanating from these mines. Based on current reserve amounts, we expect future contributions of $3.7 million from the U.S. government towards remediation of these mines. This amount is included in other assets in the accompanying consolidated balance sheet at December 31, 2025.

GGB Industrial Site Remediation Act (ISRA) Investigation and Cleanup

Under the agreement governing the November 2022 sale of GGB to The Timken Company, Enpro retained responsibility for compliance with New Jersey's Industrial Site Remediation Act ("ISRA") with respect to two GGB facilities located in Thorofare, New Jersey, which are collectively one of the 19 sites referenced above. ISRA requires the environmental investigation and remediation of industrial properties in association with the closure, sale or transfer of operations. All work under ISRA must be conducted under the direction of a Licensed Site Remediation Professional ("LSRP") certified by a state licensing board. On September 9, 2024, the Company's LSRP submitted Preliminary Assessment and Site Investigation Reports ("PA/SI Reports") for this site to the state agency, confirming that the preliminary assessment identified, among other things, concentrations of certain per- and polyfluoroalkyl substances ("PFAS") in soil and groundwater at the site. The PA/SI Reports also include the LSRP's recommendations to further investigate the PFAS impacts in soil and groundwater at the site. Our reserve at December 31, 2025 for the site was $2.8 million. These reserves are based on currently available facts about the site and may be revised as investigation of the site continues in accordance with the ISRA requirements, or based on future technical consultation with the state agency.

Water Valley

In connection with manufacturing operations of a former division of EnPro Holdings, the Company has been implementing and managing a solution to clean trichloroethylene ("TCE") soil and groundwater contamination at a location in Water Valley, Mississippi (the "Water Valley Facility"). A corporate predecessor of EnPro Holdings operated the Water Valley Facility from 1972 through 1996. By 1987, TCE was no longer used at the Water Valley Facility. In 1996, Enpro Holdings' corporate predecessor sold the division, including the Water Valley Facility, to BorgWarner. In 2021, BorgWarner sold the Water Valley Facility to Solero Technologies, which currently operates it.

On June 4, 2024, eight former employees at the Water Valley Facility filed a complaint in the United States District Court, Northern District of Mississippi against Enpro Inc., EnPro Holdings and others alleging personal injury, nuisance, and other claims related to alleged exposure to TCE. In response to an order of the Federal Court issued on March 17, 2025 dismissing the former employees' occupational exposure related claims with prejudice based upon the exclusivity of the Mississippi Workers' Compensation Act and identifying defects in the remaining claims, the eight former employees filed an amended complaint with the Federal Court re-alleging certain of their remaining claims on March 31, 2025. EnPro Holdings has filed a motion to dismiss those claims in this amended complaint, which remains pending. Legal counsel for these former employees have indicated in preliminary discussions with the Company's legal counsel that they have identified a significant number of potential claimants who are not current or former employees of the Water Valley Facility for whom they may file complaints outside the workers' compensation system. At this time, the Company does not have further information regarding potential non-employee claimants and no such additional lawsuits have been filed.

From May 28, 2025 through August 27, 2025, 150 individuals, including the eight former employees who filed the amended complaint described above, filed petitions with the Mississippi Workers' Compensation Commission alleging that they are former employees at the Water Valley Facility and suffered injury caused by workplace exposure to toxic chemicals. These claimants allegedly worked at the Water Valley Facility for periods spanning from prior to 1972 to present. These petitions name EnPro Holdings' corporate predecessor and certain of the subsequent operators of the Water Valley Facility as potentially liable employers, and one of these employers, BorgWarner, has sent a demand for indemnification to Enpro with respect to these claims. The discovery process for these workers' compensation petitions is ongoing and is in early stages.

Given the early stage of these pending legal proceedings, Enpro cannot estimate a range of reasonably possible outcomes of the pending Federal Court lawsuit of the eight former employees, the pending workers' compensation petitions, or any other potential lawsuits or claims based on similar allegations, and no reserves have been accrued for such legal proceedings at December 31, 2025. We have notified relevant workers' compensation and general liability insurers of the claims and petitions described above.

Our reserve at December 31, 2025 for the Water Valley Facility for ongoing cleanup and monitoring costs and operation of a permanent vapor intrusion remediation system was $7.9 million.

Pine Bluff

For several years, EnPro Holdings has been conducting investigation and remediation activities to address TCE contamination in groundwater and areas of polychlorinated biphenyl ("PCB") oil-impacted soil at an electrical transformer facility site in Pine Bluff, Arkansas (the "Pine Bluff Site"). A corporate predecessor of EnPro Holdings operated the site from the 1950s until its sale in 1994 to a buyer that continues to manufacture electrical transformers there. As the corporate successor to the former owner and operator, EnPro Holdings remains responsible for environmental conditions that existed prior to the sale.

In addition to the ongoing operation of a "pump and treat" groundwater remediation system, the reserves for the Pine Bluff Site include projected costs for implementing in situ chemical reduction to further address groundwater contamination; evaluating whether the groundwater plume may be affecting indoor air quality within on-site structures and, if necessary, mitigating any confirmed vapor intrusion; conducting additional investigation and monitoring of off-site impacts; and continuing to address PCB oil impacts to on-site soils. Our reserve at December 31, 2025 for the site was $7.2 million.

Other Environmental

In addition to the five sites discussed above, we have additional reserves of $12.0 million for the remaining 14 sites. These amounts represent a reasonable estimate of our probable future costs to remediate these sites given the facts and circumstances known at December 31, 2025.

Crucible Steel Corporation a/k/a Crucible, Inc.

Crucible, which was engaged primarily in the manufacture and distribution of high technology specialty metal products, was a wholly owned subsidiary of EnPro Holdings until 1983 when its assets and liabilities were distributed to a new subsidiary, Crucible Materials Corporation. EnPro Holdings sold a majority of the outstanding shares of Crucible Materials Corporation in 1985 and divested its remaining minority interest in 2004. Crucible Materials Corporation filed for Chapter 11 bankruptcy protection in May 2009 and is no longer conducting operations.

We have certain ongoing obligations, which are included in other liabilities in our Consolidated Balance Sheets, including workers' compensation, retiree medical and other retiree benefit matters, in addition to those mentioned previously related to EnPro Holdings' period of ownership of Crucible. Based on EnPro Holdings' prior ownership of Crucible, we may have certain additional contingent liabilities, including liabilities in one or more significant environmental matters included in the matters discussed in "Environmental" above. Except with respect to those matters for which we have an accrued liability as discussed in "Environmental" above, we are unable to estimate a reasonably possible range of loss related to these contingent liabilities.

Warranties

We provide warranties on many of our products. The specific terms and conditions of these warranties vary depending on the product and the market in which the product is sold. We record a liability based upon estimates of the costs we may incur under our warranties after a review of historical warranty experience and information about specific warranty claims. Adjustments are made to the liability as claims data, historical experience, and trends result in changes to our estimate.

Changes in the product warranty liability for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(in millions)		
Balance at beginning of year	$ 5.7	$ 6.4	$ 5.2
Net charges (credits) to expense	(0.2)	0.6	2.6
Settlements made	(2.0)	(1.3)	(1.4)
Balance at end of period	$ 3.5	$ 5.7	$ 6.4

20. Discontinued Operation and Dispositions

In the third quarter of 2022, we entered into an agreement to sell our GGB business and announced our intention to sell Garlock Pipeline Technologies, Inc. ("GPT"). These businesses comprised our remaining Engineered Materials segment ("Engineered Materials"). As a result of classifying the GGB and GPT businesses as held for sale in the third quarter of 2022, we determined Engineered Materials to be discontinued operations. Accordingly, we have reported, for all periods presented, the financial condition, results of operations, and cash flows of Engineered Materials as discontinued operations in the accompanying financial statements.

On January 30, 2023 we completed the sale of GPT. In 2023, we received $28.9 million, net of transaction fees and cash sold, resulting in a pretax gain of $14.6 million recognized in the first quarter of 2023.

The sale of GGB closed on November 4, 2022 to The Timken Company. We received $298.2 million, net of transaction fees and cash sold, including $3.1 million of payments made in the first quarter of 2023.

The results of our discontinued operations for the year ended December 31, 2023, were as follows:

Net sales	$	2.0
Cost of sales		1.3
Gross profit		0.7
Operating expenses:		
Selling, general, and administrative expenses		0.4
Other		—
Total operating expenses		0.4
Operating income from discontinued operations		0.3
Income from discontinued operations before income taxes		0.3
Income tax benefit (expense)		(0.1)
Income from discontinued operations, net of taxes before gain from sale of discontinued operations		0.2
Gain from sale of discontinued operations, net of taxes		11.2
Income from discontinued operations, net of taxes	$	11.4

SCHEDULE II

Valuation and Qualifying Accounts
For the Years Ended December 31, 2025, 2024 and 2023
(in millions)

Allowance for Doubtful Accounts

	Balance, Beginning of Year		Expense (income)		Write-off of Receivables		Other (1)		Balance, End of Year
2025	$	1.0	$	1.0	$	(0.4)	$	0.4	$	2.0
2024	$	2.0	$	(0.1)	$	(1.1)	$	0.2	$	1.0
2023	$	2.9	$	(0.3)	$	(0.7)	$	0.1	$	2.0

(1)   Consists primarily of the effect of changes in currency rates.

Deferred Income Tax Valuation Allowance

	Balance, Beginning of Year		Expense (income)		Other (2)		Balance, End of Year
2025	$	3.7	$	(0.6)	$	—	$	3.1
2024	$	2.7	$	1.0	$	—	$	3.7
2023	$	10.7	$	(8.1)	$	0.1	$	2.7

(2)   Consists primarily of the effects of changes in currency rates and statutory changes in tax rates.

INTENTIONALLY LEFT BLANK

INTENTIONALLY LEFT BLANK

INTENTIONALLY LEFT BLANK

Board of Directors

David L. Hauser
Independent Chairman of the Board,
Former Chairman and Chief Executive Officer,
FairPoint Communications, Inc.

Eric A. Vaillancourt
President and Chief Executive Officer,
Enpro Inc.

William Abbey
Executive Vice President and
Chief Commercial Officer,
Arm Limited

Allison K. Aden
Executive Vice President,
Chief Financial Officer and Treasurer,
Cavco Industries, Inc.

Thomas M. Botts
Retired Executive Vice President,
Global Manufacturing,
Shell Downstream Inc.

Felix M. Brueck
Director Emeritus,
McKinsey & Company, Inc.

Adele M. Gulfo
Former Chief Executive Officer,
Biopharma Commercial Unit,
Sumitomo Pharma America

John Humphrey
Former Executive Vice President and
Chief Financial Officer,
Roper Technologies, Inc.

Ronald C. Keating
President and Chief Executive Officer,
Excelitas Technologies Corp.

Judith A. Reinsdorf
Former Executive Vice President and
General Counsel,
Johnson Controls International PLC

FORWARD LOOKING STATEMENTS

This report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission (the "SEC"). The words "may," "hope," "will," "should," "could," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. We believe that it is important to communicate our future expectations to our shareholders, and we therefore make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We advise you to read further about certain of these and other risk factors set forth in Item 1A of the included Annual Report on Form 10-K. We undertake no obligation to publicly update or revise any forward-looking statement, either as a result of new information, future events or otherwise. Whenever you read or hear any subsequent written or oral forward-looking statements attributed to us or any person acting on our behalf, you should keep in mind the cautionary statements contained or referred to in this section.

2025
**Annual Report
to Shareholders**



ENPRO